Filed pursuant to Rule 424(b)(3)
Registration Statement No. 333-163976

Prospectus

42,838,451 shares

TransAtlantic Petroleum Ltd.

Common Shares

The selling shareholders named in this prospectus may use this prospectus to offer and sell from time to time up to 42,838,451 of our common shares. We will not receive any of the proceeds from the sale of our common shares by the selling shareholders. This prospectus does not cover the issuance of any common shares by us to the selling shareholders.

Except for underwriting discounts and selling commissions, which may be paid by the selling shareholders, we have agreed to pay the expenses incurred in connection with the registration of the common shares covered by this prospectus.

The selling shareholders may sell the common shares from time to time at market prices prevailing at the time of sale, prices related to prevailing market prices or privately negotiated prices. The selling shareholders may sell the common shares to or through underwriters, brokers or dealers or directly to purchasers. Underwriters, brokers or dealers may receive discounts, commissions or concessions from the selling shareholders, purchasers in connection with sales of the common shares, or both. Additional information relating to the distribution of the common shares by the selling shareholders can be found in this prospectus under the heading “Plan of Distribution.” If underwriters or dealers are involved in the sale of any securities offered by this prospectus, their names, and any applicable purchase price, fee, commission or discount arrangement between or among them, will be set forth, or will be calculable from the information set forth, in a supplement to this prospectus.

Our common shares are traded on the Toronto Stock Exchange under the symbol “TNP” and are traded on the NYSE Amex under the symbol “TAT”. On January 7, 2010, the closing price of our common shares on the Toronto Stock Exchange was $Cdn3.29, and the closing price for our common shares on the NYSE Amex was $3.20 per share.

Investing in our common shares involves risks. See “Risk Factors” beginning on page 5.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is January 8, 2010.

You should rely only on the information contained or incorporated by reference in this prospectus and any applicable prospectus supplement or amendment. We have not, and the selling shareholders have not, authorized any person to provide you with different information. This prospectus is not an offer to sell, nor is it an offer to buy, these securities in any state where the offer or sale is not permitted. The information in this prospectus is complete and accurate as of the date on the front cover, but the information may have changed since that date.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission (the “SEC”) using a “shelf” registration process. Under this shelf registration process, the selling shareholders referred to in this prospectus may offer and sell from time to time up to 42,838,451 outstanding common shares.

Information about the selling shareholders may change over time. Any changed information given to us by the selling shareholders will be set forth in a prospectus supplement if and when necessary. Further, in some cases, the selling shareholders will also be required to provide a prospectus supplement containing specific information about the terms on which they are offering and selling our common shares. If a prospectus supplement is provided and the description of the offering in the prospectus supplement varies from the information in this prospectus, you should rely on the information in the prospectus supplement.

Unless the context requires otherwise, references in this prospectus to “TransAtlantic,” “we,” “us,” and “our” are to TransAtlantic Petroleum Ltd. and its subsidiaries on a consolidated basis. All references to “$” or “dollars” in this prospectus refer to U.S. dollars, unless otherwise indicated. Canadian dollars is abbreviated Cdn$, and Australian dollars is abbreviated AUD$.

SUMMARY

This summary highlights information about this offering and the information included or incorporated by reference in this prospectus. This summary does not contain all of the information that you should consider before investing in our common shares. You should carefully read the entire prospectus, especially the risks of investing in our common shares discussed under “Risk Factors” in this prospectus, any accompanying prospectus supplement and the documents incorporated herein by reference before making an investment decision.

TransAtlantic Petroleum Ltd.

TransAtlantic Petroleum Ltd. is a vertically integrated, international oil and gas company engaged in the acquisition, development, exploration, and production of crude oil and natural gas. We hold interests in developed and undeveloped oil and gas properties in Turkey, Morocco, Romania, and California. In addition, we provide oilfield services and contract drilling services to third parties in Turkey and plan to provide similar services in Morocco.

We underwent a strategic transformation during 2008 as a result of a series of transactions with N. Malone Mitchell, 3rd, chairman of our board of directors. Mr. Mitchell founded Riata Energy, Inc. in 1985 and built it into one of the largest privately held oil and gas producers in the United States. In 2006, Mr. Mitchell sold his controlling interest in Riata Energy, Inc. (now Sandridge Energy, Inc.) and founded a group of companies that are primarily focused on investing in international energy opportunities.

We were incorporated under the laws of British Columbia, Canada on October 1, 1985 under the name Profco Resources Ltd. and continued to the jurisdiction of Alberta, Canada under the Business Corporations Act (Alberta) on June 10, 1997. Effective December 2, 1998, we changed our name to TransAtlantic Petroleum Corp. Effective October 1, 2009, we continued to the jurisdiction of Bermuda under the Companies Act 1981 of Bermuda from the Province of Alberta and changed our name to TransAtlantic Petroleum Ltd. Our common shares trade on the Toronto Stock Exchange in Canadian dollars under the symbol “TNP” and on the NYSE Amex in U.S. dollars under the symbol “TAT”. Our principal executive office is located at 5910 N. Central Expressway, Suite 1755, Dallas, Texas 75206. Our telephone number is (214) 220-4323. Our website address is www.transatlanticpetroleum.com. Except for any documents that are incorporated by reference into this prospectus that may be accessed from our website, the information available on or through our website is not part of this prospectus.

Recent Developments

Incremental Acquisition. In the first quarter of 2009, we acquired Incremental Petroleum Limited (“Incremental”) through our wholly-owned subsidiary, TransAtlantic Australia Pty. Ltd. (“TransAtlantic Australia”). We announced our intention to make an all cash takeover offer to acquire all of the outstanding shares of Incremental in the fourth quarter of 2008. The offer expired on March 6, 2009 and Incremental delisted from the Australian Stock Exchange on March 26, 2009. At March 31, 2009, we owned approximately 96% of Incremental’s outstanding common shares. We completed the acquisition of the remaining 4% of Incremental’s outstanding common shares through an Australian statutory procedure on April 20, 2009. The acquisition of Incremental expanded our rig fleet and increased our workforce of highly qualified field staff, engineers and geologists in Turkey, one of our target countries. Through the Incremental acquisition, we acquired Turkish properties including the producing Selmo oil field, the Edirne gas field and additional exploration acreage. We also acquired three prospects in California.

Through the Incremental acquisition, we acquired a 100% working interest in a production lease in the Selmo oil field in southeastern Turkey. Situated on the northern edge of the Zagros fold belt of Iran and Iraq in southeast Turkey, Selmo has produced approximately 83 million barrels of oil to date. During the third quarter of 2009, our interest in the Selmo field produced 137,400 barrels of crude oil at an average rate of 1,494 barrels per day.

Through the Incremental acquisition, we acquired a 55% working interest in an exploration license in the Edirne gas field located in the Thrace Basin in northwestern Turkey. We are constructing a gathering system and facilities in the Thrace Basin necessary to begin selling natural gas from our discoveries in the Edirne gas field. We expect construction to be completed in mid-January 2010. On

December 15, 2009, we entered into a five year gas sales agreement pursuant to which a natural gas distributor in Turkey agreed to purchase all of our gas production from the Edirne field. We will sell the gas at a price equal to a 15% discount to the Industrial Interruptible Tariff benchmark set by BOTAS Petroleum Pipeline Corporation (“BOTAS”), the state-owned crude oil and natural gas pipelines and trading company in Turkey. We expect our gas in the Edirne field to come online by the end of January 2010 with net production to us exceeding 5.5 million cubic feet of natural gas per day beginning in the first quarter of 2010. Once gas sales commence, we plan to resume drilling in the Thrace Basin, with five wells planned and an additional two wells under consideration. We are presently acquiring an additional 100 square kilometers of 3D seismic on the western portion of the Edirne license using our own seismic equipment.

Through the Incremental acquisition, we acquired a 100% working interest in License 4262, covering 2,805 acres in southeastern Turkey, a 100% working interest in four exploration licenses in Midyat in southeastern Turkey covering approximately 460,400 acres and a 50% working interest in eight exploration licenses in the Tuz Golu basin in central Turkey covering approximately 870,000 acres.

In addition, through the Incremental acquisition, we acquired interests in three projects in the San Joaquin Valley in central California. We own a non-operated working interest in the Kettleman Middle Dome Unit. This unit produces approximately 125 gross barrels of oil per day along with small amounts of associated natural gas. We own a 5% interest in five existing wells on the Kettleman Middle Dome Unit (three are currently producing). On all new projects and well proposals submitted and completed after May 16, 2008, we will own a 10% non-operated working interest. In addition, we drilled two wells under our McFlurrey farm-out in March and April 2009, paying 100% of the cost. We tested the first well and determined it was non-commercial. Based on these results, we did not test the second well. We also own a 50% interest in the South East Kettleman North Dome oil field. We are currently exploring our options to divest the McFlurrey and South East Kettleman North Dome projects.

Sale of Common Shares. On June 22, 2009, we closed a Regulation S offering of common shares outside the United States and a concurrent Regulation D private placement of common shares inside the United States to accredited investors. In the aggregate, we sold 98,377,300 common shares at a price of Cdn$1.65 per common share, raising gross proceeds of approximately $143.1 million. Of the 98,377,300 common shares sold, 41,818,000 common shares were offered and sold by us to Dalea Partners, LP (“Dalea”), an entity owned and controlled by our chairman, N. Malone Mitchell, 3rd. We used $61.8 million of the net proceeds towards paying off a credit agreement with Dalea. The remaining portion of the net proceeds was used to fund our exploration and development activities and for general corporate purposes. In connection with these offerings, we entered into a registration rights agreement providing for the registration of up to 98,377,300 common shares issued in these offerings, of which 55,544,300 shares have been registered for resale under the Securities Act of 1933, as amended (the “Securities Act”).

EOT Acquisition. On July 23, 2009, our wholly-owned subsidiary, TransAtlantic Worldwide Ltd., acquired all of the ownership interests in Energy Operations Turkey, LLC (“EOT”) for total consideration of $7.8 million. EOT’s assets include a 50% interest in License 3118, interests in ten other exploration licenses in southern and southeastern Turkey, inventory and seismic data. License 3118, which covers approximately 96,000 acres (389 square kilometers), is located near the city of Diyarbakir in southeastern Turkey. In April and September 2008, EOT participated in the drilling of the Arpatepe-1 and Arpatepe-2 wells on License 3118, which represent Turkey’s first and second economic discoveries of crude oil from deeper, onshore Paleozoic sandstone formations. The wells, which flowed naturally and were not stimulated, had initial production rates of 440 and 190 gross barrels of oil per day, respectively, from limited perforations. At December 16, 2009, the wells were producing an aggregate of approximately 60 gross barrels of oil per day.

Continuance to Bermuda. Effective October 1, 2009, we continued to the jurisdiction of Bermuda under the Companies Act 1981 of Bermuda from the Province of Alberta and changed our name from TransAtlantic Petroleum Corp. to TransAtlantic Petroleum Ltd. Our shareholders approved the continuance by a special resolution at a special meeting of shareholders held on July 14, 2009. In connection with the continuance, each of our common shares became and remained a common share of TransAtlantic Petroleum Ltd., and we became subject to the laws of Bermuda as if we had originally been incorporated under the Companies Act 1981 of Bermuda. We believe that continuing our company to Bermuda will be beneficial to us and our shareholders because we will receive more favorable tax treatment in Bermuda.

Offering of Common Shares. On November 24, 2009, we closed a Regulation S offering of common shares outside the United States and a concurrent Regulation D private placement of common shares inside the United States to accredited investors. In the aggregate, we sold 48,298,790 common shares at a price of Cdn$2.35 per common share, raising gross proceeds of approximately Cdn$113.5 million. Of the 48,298,790 common shares sold, we offered and sold 4,255,400 common shares to Dalea. We intend to use approximately Cdn$87.3 million of the net proceeds towards our 2010 capital expenditure program, including approximately Cdn$12.8 million for the acquisition of equipment, approximately Cdn$47.9 million for the drilling of exploration wells in Turkey, Morocco and Romania and approximately Cdn$26.6 million for the drilling of development wells (including well infrastructure) in the Selmo field and the Thrace Basin. The remaining net proceeds from the offerings will be used for general corporate purposes, which may include the acquisition of other equipment which is not currently included in our 2010 capital expenditure program, the expansion of our drilling program in 2010, additional corporate or property acquisitions or the repayment of approximately $6 million in debt relating to the acquisition of a drilling rig in July 2009. In connection with these offerings, we entered into a registration rights agreement providing for the registration of up to 48,298,790 common shares issued in these offerings. Concurrently with the offerings, we completed a Regulation D private placement to two accredited investors in the United States of 750,000 common shares at Cdn$2.35 per common share for gross proceeds to us of approximately Cdn$1.76 million. See “Description of Capital Stock—Registration Rights of Selling Shareholders.” This prospectus does not offer for sale any common shares beneficially owned by Dalea.

Credit Facility. On December 21, 2009, our wholly-owned subsidiaries, DMLP, Ltd., Petroleum Exploration Mediterranean International Pty. Ltd. (“PEMI”), Talon Exploration, Ltd. and TransAtlantic Turkey, Ltd. (collectively, the “Borrowers”) entered into a three year senior credit facility with Standard Bank Plc and BNP Paribas (Suisse) SA. The credit facility is guaranteed by us and each of Incremental Petroleum (Selmo) Pty. Ltd., TransAtlantic Petroleum (USA) Corp. and TransAtlantic Worldwide, Ltd. (collectively, the “Guarantors”). The initial borrowing base under the credit facility is $30 million, subject to redetermination from time to time. Loans under the credit facility will accrue interest at a rate of three month LIBOR plus 6.25% per annum. We intend to use the credit facility to finance a portion of the development of our oil and gas properties in Turkey, acquisitions and for general corporate and working capital purposes. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

Current Activities. Our current activities are focused on integrating the acquisitions of Incremental and EOT and developing our oil and gas properties in Turkey, Morocco, Romania and California. Our success will depend in part on discovering hydrocarbons in commercial quantities and then bringing these discoveries into production. We are currently engaged in the following drilling and exploration activities:

Turkey

•	Drilling the S-58 development well on the Selmo oil field

•	Sidetracking the S-44 well on the Selmo oil field

•	Completing construction of a gas gathering facility to bring Edirne gas field production online

Morocco

•	Drilling the HKE-1 exploratory well on the Ouezzane-Tissa permits

Romania

•	Testing and completing the re-development wells on the Izvoru, Vanatori and Marsa licenses

•	Drilling exploratory wells on the Sud Craiova license

The Offering

Common shares offered by the selling shareholders	42,838,451 shares

Selling shareholders	All of the common shares are being offered by the selling shareholders named herein. This prospectus does not offer for sale any common shares beneficially owned by Dalea. See “Selling Shareholders” for more information on the selling shareholders.

Use of proceeds	We will not receive any proceeds from the sale of the common shares in this offering.

Plan of distribution	The selling shareholders named in this prospectus, or their pledgees, donees, transferees or other successors-in-interest, may offer or sell the common shares from time to time through public or private transactions at prevailing market prices, at prices related to prevailing market prices or at privately negotiated prices. The selling shareholders may resell the common shares to or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions, or commissions. For additional information on the methods of sale that may be used by the selling shareholders, see “Plan of Distribution.”

Toronto Stock Exchange symbol	TNP

NYSE Amex symbol	TAT

RISK FACTORS

Investing in our common shares involves risks. You should carefully consider and evaluate all of the information contained in this prospectus and in the documents incorporated herein by reference before you decide to invest in our common shares. Any of the risks and uncertainties set forth therein could materially and adversely affect our business, results of operations and financial condition, which in turn could materially and adversely affect the trading price of our common shares being offered by this prospectus. As a result, you could lose all or part of your investment.

Risks Related to Our Business

We have a history of losses and may never be profitable.

We have incurred substantial losses in prior years. During 2008, our net loss and comprehensive loss was approximately $16.5 million and we used cash of $13.7 million in operating activities. For the three and nine months ended September 30, 2009, our consolidated net loss was approximately $13.1 million and $33.8 million, respectively. We may suffer significant additional losses in the future and may never be profitable. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. We expect to incur losses unless and until such time as one or more of our properties generates sufficient revenue to fund our continuing operations.

The future performance of our business will depend upon our ability to identify, acquire and develop additional oil and gas reserves that are economically recoverable. Success will depend upon the ability to acquire working and revenue interests in properties upon which oil and gas reserves are ultimately discovered in commercial quantities, and the ability to develop prospects that contain additional proven oil and gas reserves to the point of production. Without successful acquisition and exploration activities, we will not be able to develop additional oil and gas reserves or generate additional revenues. There are no assurances that additional oil and gas reserves will be identified or acquired on acceptable terms, or that oil and gas reserves will be discovered in sufficient quantities to enable us to recover our exploration and development costs or sustain our business.

The successful acquisition and development of oil and gas properties requires an assessment of recoverable reserves, future oil and gas prices and operating costs, potential environmental and other liabilities, and other factors. Such assessments are inherently uncertain. In addition, no assurance can be given that our exploration and development activities will result in the discovery of any reserves. Operations may be curtailed, delayed or canceled as a result of lack of adequate capital and other factors, such as lack of availability of rigs and other equipment, title problems, weather, compliance with governmental regulations or price controls, mechanical difficulties, or unusual or unexpected formations, pressures and or work interruptions. In addition, the costs of exploration and development may materially exceed our initial estimates.

We will require significant capital to continue our exploration and development activities beyond December 2010.

We recently expanded our planned 2010 drilling program. We may not have sufficient funds to conduct our exploration and development activities beyond December 2010. If we are unable to finance our planned exploration and development activities on acceptable terms or at all, our operations may be materially and adversely affected.

Future cash flows and the availability of debt or equity financing will be subject to a number of variables, such as:

•	the success of our prospects in Romania, Morocco, Turkey and California;

•	success in finding and commercially producing reserves; and

•	prices of natural gas and oil.

Debt financing could lead to:

•	a substantial portion of operating cash flow being dedicated to the payment of principal and interest;

•	our company being more vulnerable to competitive pressures and economic downturns; and

•	restrictions on our operations.

We might not be able to obtain necessary financing on acceptable terms, or at all. If sufficient capital resources are not available, we might be forced to curtail developmental and exploratory drilling and other activities or be forced to sell some assets on an untimely or unfavorable basis, which would have a material adverse effect on our business, financial condition and results of operations.

Difficulties in combining the operations of Incremental and EOT with our operations may prevent us from achieving the expected benefits from the acquisitions.

There are significant risks and uncertainties associated with our acquisitions of Incremental and EOT. The acquisitions are expected to provide substantial benefits, including among other things, expanding our rig fleet and increasing our workforce of highly qualified field staff, engineers and geologists in Turkey, one of our target countries. Achieving such expected benefits is subject to a number of uncertainties, including:

•	whether the operations of Incremental and EOT are integrated with our company in an efficient and effective manner;

•	difficulty transitioning customers and other business relationships to our company;

•	problems unifying management of a combined company;

•	loss of key employees from our existing or acquired businesses; and

•	intensified competition from other companies seeking to expand sales and market share during the integration period.

Failure to achieve these benefits could result in increased costs, decreases in the amount of expected revenues and diversion of management’s time and energy from the development and operation of our existing business that could materially and adversely impact our business, financial condition and operating results.

Our secured credit facility contains various covenants that limit our management’s discretion in the operation of our business and can lead to an event of default that may adversely affect our business, financial condition and results of operations.

The operating and financial restrictions and covenants in our credit facility with Standard Bank, Plc and BNP Paribas (Suisse) SA may adversely affect our ability to finance future operations or capital needs or to engage in other business activities. Our credit facility contains various covenants that restrict our ability to, among other things:

•	incur additional debt;

•	create liens;

•	enter into any hedge agreement for speculative purposes;

•	engage in business other than as an oil and gas exploration and production company;

•	enter into sale and leaseback transactions; or

•	enter into any merger, consolidation or amalgamation.

In addition, the credit facility requires us to maintain specified financial ratios and tests, and we have entered into a commodity price hedge agreement, as described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources.” Various risks, uncertainties and events beyond our control could affect our ability to comply with the covenants and financial tests and ratios required by the credit facility and could result in a default under the credit facility.

An event of default under the credit facility includes, among other events, breach of certain covenants and obligations, our bankruptcy or insolvency, and failure to meet the required financial tests and ratios. In the event of our bankruptcy or insolvency, all amounts payable under the credit facility become immediately due and payable. In the event of any other default under our credit facility, the lenders would be entitled to accelerate the repayment of amounts outstanding. Moreover, in the event of a default we would lose the ability to draw on, and the lenders would have the option to terminate, any obligation to make further extensions of credit under the credit facility. In addition, in the event of a default under the credit facility, which is secured by substantially all of the assets of the Borrowers, the lenders could proceed to foreclose against the assets securing such obligations. In the event of an acceleration of our indebtedness or a foreclosure on all or substantially all of the assets of the Borrowers, our business, financial condition and results of operations may be materially and adversely affected.

Global financial conditions have been subject to increased volatility. This may impact our ability to obtain equity, debt or bank financing in the future and may adversely impact our operations.

Current global financial conditions have been subject to increased volatility and numerous commercial and financial enterprises have either gone into bankruptcy or creditor protection or have had to be rescued by governmental authorities. Access to public financing has been negatively impacted by sub-prime mortgage defaults, the liquidity crisis affecting the asset-backed commercial paper and collateralized debt obligation markets, massive investment losses by banks with resultant recapitalization efforts and deterioration in the global economy. These factors may impact our ability to obtain equity, debt or bank financing on terms commercially reasonable to us, if at all. Additionally, these factors, as well as other related factors, may cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses. If these increased levels of volatility and market turmoil continue, our operations could be adversely impacted and the trading price of our securities could continue to be adversely affected.

Banks have been adversely affected by the worldwide economic crisis and have severely curtailed existing liquidity lines, increased pricing and introduced new and tighter borrowing restrictions to corporate borrowers, with extremely limited access to new facilities or for new borrowers. These factors could negatively impact our ability to access liquidity needed for our business in the longer term.

We depend on a limited number of key personnel who would be difficult to replace.

We depend on the performance of Mr. Mitchell, Scott C. Larsen, president, and Matthew McCann, chief executive officer. The loss of any of Messrs. Mitchell, Larsen or McCann could negatively impact our ability to execute our strategy. We do not maintain key person life insurance policies on Messrs. Mitchell or McCann.

We may experience difficulty staffing our drilling rigs.

We have a limited number of employees and will need to staff our drilling rigs and add staff to other departments. We may experience difficulty in finding a sufficient number of experienced crews to work on our drilling rigs and experienced staff in other departments to complete the work required.

Our contract drilling operations will depend on the level of activity in the oil and natural gas exploration and production industry.

Our contract drilling operations will depend on the level of activity in oil and natural gas exploration and production in our operating markets. Both short-term and long-term trends in oil and natural gas prices affect the level of that activity. Because oil and natural gas prices are volatile, the level of exploration and production activity can also be volatile. Lower oil and natural gas prices may depress our level of exploration and production activity.

Drilling for and producing natural gas and oil are high-risk activities with many uncertainties that could adversely affect our business, financial condition or results of operations.

Our future success depends on the success of our exploration, development and production activities in each of our prospects. These activities are subject to numerous risks beyond our control, including the risk that we will be unable to economically produce our reserves or be able to find commercially productive natural gas or oil reservoirs. Our decisions to purchase, explore, develop or otherwise exploit prospects or properties will depend in part on the evaluation of data obtained through geophysical and geological analyses, production data and engineering studies, the results of which are often inconclusive or subject to varying interpretations. The cost of drilling, completing and operating wells is often uncertain before drilling commences. Overruns in budgeted expenditures are common risks that can make a particular project unprofitable. Further, many factors may curtail, delay or prevent drilling operations, including:

•	unexpected drilling conditions;

•	pressure or irregularities in geological formations;

•	equipment failures or accidents;

•	pipeline and processing interruptions or unavailability;

•	title problems;

•	adverse weather conditions;

•	lack of market demand for natural gas and oil;

•	delays imposed by, or resulting from, compliance with environmental and other regulatory requirements; and

•	declines in natural gas and oil prices.

Our future drilling activities might not be successful, and drilling success rates overall or within a particular area could decline. We could incur losses by drilling unproductive wells. Shut-in wells, curtailed production and other production interruptions may materially adversely affect our business, financial condition and results of operations.

We have limited and concentrated current production.

We have limited current production, and substantially all of our crude oil production is concentrated in the Selmo field in Turkey. A Turkish government-owned oil and gas company purchases all of our crude oil production from the Selmo field. If this company fails to purchase our crude oil production from the Selmo field, our results of operations could be materially and adversely affected.

We could experience labor disputes that could disrupt our business in the future.

As of December 15, 2009, approximately 58 of our employees that are employed by one of our Turkish subsidiaries are represented by a collective bargaining agreement with the Turkish Employers Association of Chemical, Oil and Plastic Industries (KIPLAS) and the Petroleum, Chemical and Rubber Workers Union of Turkey (PETROL-IS). This agreement terminates in January 2010. We intend to begin renegotiating the agreement in early January 2010. There can be no assurance that we will be able to negotiate the terms of any expiring or expired agreement in a manner acceptable to us. Therefore, potential work disruptions from labor disputes may result, which may disrupt our business and adversely affect our financial condition and results of operations.

Our operations are primarily conducted in Morocco, Romania and Turkey and we are subject to political, economic and other risks and uncertainties in these countries.

Due to our international operations, we are subject to the following issues and uncertainties that can affect our operations adversely:

•	the risk of expropriation, nationalization, war, revolution, border disputes, renegotiation or modification of existing contracts, and import, export and transportation regulations and tariffs;

•	taxation policies, including royalty and tax increases and retroactive tax claims;

•	exchange controls, currency fluctuations and other uncertainties arising out of foreign government sovereignty over international operations;

•	laws and policies of the United States and of the other countries in which we operate affecting foreign trade, taxation and investment;

•

the possibility of being subjected to the exclusive jurisdiction of foreign courts in connection with legal disputes and the possible inability to subject foreign persons to the jurisdiction of courts in the United States; and

•	the possibility of restrictions on repatriation of earnings or capital from foreign countries.

Acts of violence, terrorist attacks or civil unrest in Turkey could adversely affect our business.

We currently derive substantially all of our revenue from the Selmo oil field in southeastern Turkey. In addition, we have plans for substantial exploration activities in Turkey and expect to begin producing gas from the Thrace Basin in northwestern Turkey by the end of January 2010. Recently, areas of Turkey have experienced political, social or economic problems, terrorist attacks, insurgencies or civil unrest. In those locations where we have employees or operations, we may incur substantial costs to maintain the safety of our personnel and our operations. Despite these precautions, the safety of our personnel and operations in these locations may continue to be at risk, and we may in the future suffer the loss of employees and contractors or our operations could be disrupted, any of which could have a material adverse effect on our business and results of operations.

We are required to evaluate our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act of 2002 and any adverse results from such evaluation could result in a loss of investor confidence in our financial reports and have a material adverse effect on the price of our common shares.

Under Section 404 of the Sarbanes-Oxley Act of 2002, we are required to furnish a report by our management on internal control over financial reporting. Such a report must contain, among other matters, an assessment of the effectiveness of our internal control over financial reporting, including a statement as to whether or not our internal control over financial reporting is effective. This assessment must include disclosure of any material weaknesses in our internal control over financial reporting identified by our management. In addition, beginning with the fiscal year ending December 31, 2009, such report will have to contain a statement that our auditors have issued an attestation report on management’s assessment of such internal control over financial reporting. Due to the limited number of our staff, it is not possible to achieve complete segregation of duties, nor do we currently maintain written policies and procedures at our international offices. Further, we must engage accounting assistance with respect to complex, non-routine accounting issues, Canadian and U.S. generally accepted accounting principles matters, tax compliance, and reporting for our international operations. Our efforts to comply with the requirements of Section 404 may result in increased general and administrative expense and a diversion of management time and attention. As a result, we may not be able to conclude that we have effective internal controls in the future. The integration of Longe Energy Limited (“Longe”), Incremental and EOT into our operations may make it more difficult for us to comply with Section 404. We may not be able to complete our evaluation, testing and required remediation, if any, in a timely fashion. Failure to have effective internal controls could lead to a misstatement of our financial statements. If, as a result of deficiencies in our internal controls, we cannot provide reliable financial statements, our business decision process may be adversely affected, our business and operating results could be harmed, investors could lose confidence in our reported financial information and the price of our common shares could decrease. In addition, failure to maintain effective internal control over financial reporting could result in investigations or sanctions by regulatory authorities.

We could be assessed for Canadian federal tax as a result of our recent continuance under the Companies Act 1981 of Bermuda.

For Canadian tax purposes, we are deemed, immediately before the completion of our continuance under the Companies Act 1981 of Bermuda, to have disposed of each property owned by us for proceeds equal to the fair market value of that property, and will be subject to tax on any resulting net income. In addition, we are required to pay a special “branch tax” equal to 25% of any excess of the fair market value of our property over the “paid-up capital” (as defined in the Income Tax Act (Canada)) of our outstanding common shares and our liabilities. Management, together with its professional advisors, will determine the fair market value of our property and the paid-up capital of our common shares for these purposes. Management does not anticipate that the deemed disposition of our assets at fair market value will result in any material adverse Canadian income tax consequences to us and believes that the paid-up capital of our common shares and our liabilities exceeds the fair market value of our property resulting in no “branch tax” being payable. However, our final determination of the fair market value of our property may be higher than currently anticipated or the Canada Revenue Agency (“CRA”) may not accept our determination of the fair market value of our property. In the event that our final determination or CRA’s determination of fair market value is significantly higher than currently anticipated and such determination is final, we may be subject to material amounts of tax resulting from the deemed disposition.

We are involved in litigation over the ownership of a portion of the surface rights at the Selmo oil field in Turkey.

Substantially all of our revenue is generated from the sale of oil produced from the Selmo oil field in Turkey. Our subsidiary, Incremental, has been involved in litigation with persons who claim ownership of a portion of the surface rights of the Selmo field, which encompasses almost all of our production wells. We and the Turkish government are vigorously defending these cases. Although the litigation does not affect our ownership of the Selmo production license, if this litigation is not resolved in our favor, our operations on the affected portions of the Selmo oil field could be materially disrupted. A material disruption to our operations at Selmo could have a material adverse effect on our business.

Our retained net profits interest on Oil Mining License 109 may not yield any revenue to us.

In June 2005, we sold our interest in Oil Mining License 109, a 215,000 acre concession located offshore Nigeria (“OML 109”), and retained a net profits interest of up to $16 million based on future exploration success. Absent a new discovery on OML 109 by the new owner, the retained net profits interest will not yield any revenue to us. Our consolidated financial statements for the years ended December 31, 2008 and 2007 and for the nine months ended September 30, 2009 and 2008 incorporated by reference into this prospectus do not have any amounts recorded related to this net profits interest.

Risks Related to the Oil and Gas Industry

Reserve estimates depend on many assumptions that may turn out to be inaccurate.

Any material inaccuracies in our reserve estimates or underlying assumptions could materially affect the quantities and present values of our reserves. The process of estimating natural gas and oil reserves is complex. It requires interpretations of available technical data and various assumptions, including assumptions relating to economic factors. Any significant inaccuracies in these interpretations or assumptions could materially affect the estimated quantities and present value of reserves that we may report. In order to prepare these estimates, we must project production rates and timing of development expenditures. We must also analyze available geological, geophysical, production and engineering data, and the extent, quality and reliability of this data can vary. The process also requires economic assumptions relating to matters such as oil and natural gas prices, drilling and operating expenses, capital expenditures, taxes and availability of funds.

Actual future production, oil and natural gas prices, revenues, taxes, development expenditures, operating expenses and quantities of recoverable oil and natural gas reserves most likely will vary from our estimates. Any significant variance could materially affect the estimated quantities and pre-tax net present value of reserves that we may report. In addition, we may adjust estimates of proved reserves to reflect production history, results of exploration and development, prevailing oil and natural gas prices and other factors, many of which are beyond our control.

Investors should not assume that the pre-tax net present value of our proved reserves is the current market value of our estimated oil and natural gas reserves. We base the pre-tax net present value of future net cash flows from our proved reserves on prices and costs on the date of the estimate. Actual future prices, costs, and the volume of produced reserves may differ materially from those used in the pre-tax net present value estimate.

We may not correctly evaluate reserve data or the exploitation potential of properties as we engage in our acquisition, development, and exploitation activities.

Our future success will depend on the success of our acquisition, development, and exploitation activities. Our decisions to purchase, develop or otherwise exploit properties or prospects will depend in part on the evaluation of data obtained from production reports and engineering studies, geophysical and geological analyses and seismic and other information, the results of which are often inconclusive and subject to various interpretations. Our estimates regarding reserves and production resulting from the acquisition of Incremental may prove to be incorrect, which could significantly reduce our income and our ability to generate cash needed to fund our capital program and other working capital requirements in the longer term.

We may be unable to acquire or develop additional reserves, which would reduce our cash flows and income.

In general, production from natural gas and oil properties declines over time as reserves are depleted, with the rate of decline depending on reservoir characteristics. If we are not successful in our exploration and development activities or in acquiring properties containing reserves, our reserves will generally decline as reserves are produced. Our natural gas and oil production is highly dependent upon our ability to economically find, develop or acquire reserves in commercial quantities.

To the extent cash flow from operations is reduced, either by a decrease in prevailing prices for natural gas and oil or an increase in finding and development costs, and external sources of capital become limited or unavailable, our ability to make the necessary capital investment to maintain or expand our asset base of natural gas and oil reserves would be impaired. Even with sufficient available capital, our future exploration and development activities may not result in additional proved reserves, and we might not be able to drill productive wells at acceptable costs.

A substantial or extended decline in natural gas and oil prices may adversely affect our ability to meet our capital expenditure obligations and financial commitments.

Our revenues, operating results and future rate of growth are substantially dependent upon the prevailing prices of, and demand for, natural gas and oil. Lower natural gas and oil prices may also reduce the amount of natural gas and oil that we can produce economically. Historically, natural gas and oil prices and markets have been volatile, and they are likely to continue to be volatile in the future.

A decrease in natural gas or oil prices will not only reduce revenues and profits, but will also reduce the quantities of reserves that are commercially recoverable and may result in charges to earnings for impairment of the value of these assets. If natural gas or oil prices decline significantly for extended periods of time in the future, we might not be able to generate sufficient cash flow from operations to meet our obligations and make planned capital expenditures. Natural gas and oil prices are subject to wide fluctuations in response to relatively minor changes in the supply of, and demand for, natural gas and oil, market uncertainty and a variety of additional factors that are beyond our control. Among the factors that could cause fluctuations are:

•	change in local and global supply and demand for natural gas and oil;

•	levels of production and other activities of the Organization of Petroleum Exporting Countries and other natural gas and oil producing nations;

•	market expectations about future prices;

•	the level of global natural gas and oil exploration, production activity and inventories;

•	political conditions, including embargoes, in or affecting other oil producing activity; and

•	the price and availability of alternative fuels.

Lower natural gas and oil prices may not only decrease our revenues on a per unit basis, but also may reduce the amount of natural gas and oil that we can produce economically. A substantial or extended decline in oil or natural gas prices may materially adversely affect our business, financial condition and results of operations.

Undeveloped resources are uncertain.

We have undeveloped resources. Undeveloped resources, including undeveloped reserves, by their nature, are significantly less certain than developed resources. The discovery, determination and exploitation of undeveloped resources require significant capital expenditures and successful drilling and exploration programs. We may not be able to raise the additional capital we need to develop these resources. There is no certainty that we will discover additional resources or that resources will be economically viable or technically feasible to produce.

We are subject to operating hazards.

The oil and gas business involves a variety of operating risks, including the risk of fire, explosion, blowout, pipe failure, casing collapse, stuck tools, abnormally pressured formations and environmental hazards such as oil spills, gas leaks, pipeline ruptures and discharges of toxic gases, the occurrence of any of which could result in substantial losses to our company due to injury and loss of life, loss of or damage to well bores and/or drilling or production equipment, costs of overcoming downhole problems, severe damage to and destruction of property, natural resources and equipment, pollution and other environmental damage, clean-up responsibilities, regulatory investigation and penalties and suspension of operations. Gathering systems and processing facilities are subject to many of the same hazards and any significant problems related to those facilities could adversely affect our ability to market our production.

We are subject to complex laws and regulations, including environmental regulations, which can have a material adverse effect on our cost, manner or feasibility of doing business.

Exploration for and exploitation, production and sale of oil and gas in each country in which we operate is subject to extensive national and local laws and regulations, including complex tax laws and environmental laws and regulations, and requires various permits and approvals from various governmental agencies. If these permits are not issued or unfavorable restrictions or conditions are imposed on our drilling activities, we might not be able to conduct our operations as planned. Alternatively, failure to comply with these laws and regulations, including the requirements of any permits, might result in the suspension or termination of operations and subject us to penalties. Our costs to comply with these numerous laws, regulations and permits are significant. Further, these laws and regulations could change in ways that substantially increase our costs and associated liabilities. Existing laws or regulations, as currently interpreted or reinterpreted in the future, or future laws or regulations may harm our business, results of operations and financial condition.

We do not plan to insure against all potential operating risks. We might incur substantial losses from, and be subject to substantial liability claims for, uninsured or underinsured risks related to our natural gas and oil operations.

We do not intend to insure against all risks. Our natural gas and oil exploration and production activities will be subject to hazards and risks associated with drilling for, producing and transporting natural gas and oil, and any of these risks can cause substantial losses resulting from:

•	environmental hazards, such as uncontrollable flows of natural gas, oil, brine, well fluids, toxic gas or other pollution into the environment, including groundwater and shoreline contamination;

•	abnormally pressured formations;

•	mechanical difficulties, such as stuck oil field drilling and service tools and casing collapse;

•	fires and explosions;

•	personal injuries and death;

•	regulatory investigations and penalties; and

•	natural disasters.

We might elect not to obtain insurance if we believe that the cost of available insurance is excessive relative to the risks presented. In addition, pollution and environmental risks generally are not fully insurable. Losses and liabilities arising from uninsured and underinsured events or in amounts in excess of existing insurance coverage could have a material adverse effect on our business, financial condition or results of operations.

We might not be able to identify liabilities associated with properties or obtain protection from sellers against them, which could cause us to incur losses.

Our review and evaluation of prospects and future acquisitions might not necessarily reveal all existing or potential problems. For example, inspections may not always be performed on every well, and environmental problems, such as groundwater contamination, may not be readily identified even when an inspection is undertaken. Even when problems are identified, a seller may be unwilling or unable to provide effective contractual protection against all or part of those problems, and we often assume environmental and other risks and liabilities in connection with acquired properties.

Competition in the oil and gas industry is intense, and many of our competitors have greater financial, technological and other resources than we do, which may adversely affect our ability to compete.

We operate in the highly competitive areas of oil and gas exploration, development, production and acquisition with a substantial number of other companies, including U.S.-based and foreign companies doing business in each of the countries in which we operate. We face intense competition from independent, technology-driven companies as well as from both major and other independent oil and gas companies in each of the following areas:

•	seeking oil and gas exploration licenses and production licenses;

•	acquiring desirable producing properties or new leases for future exploration;

•	marketing natural gas and oil production;

•	integrating new technologies; and

•	acquiring the equipment and expertise necessary to develop and operate properties.

Many of our competitors have substantially greater financial, managerial, technological and other resources than we do. These companies are able to pay more for exploratory prospects and productive oil and gas properties than we can. To the extent competitors are able to pay more for properties than we are paying, we will be at a competitive disadvantage. Further, many of our competitors enjoy technological advantages over us and may be able to implement new technologies more rapidly than we can. Our ability to explore for and produce natural gas and oil prospects and to acquire additional properties in the future will depend upon our ability to successfully conduct operations, implement advanced technologies, evaluate and select suitable properties and consummate transactions in this highly competitive environment.

We might not be able to obtain necessary permits, approvals or agreements from one or more government agencies, surface owners, or other third parties, which could hamper our exploration, development or production activities.

There are numerous permits, approvals, and agreements with third parties, which will be necessary in order to enable us to proceed with our development plans and otherwise accomplish our objectives. The government agencies in each country in which we operate have discretion in interpreting various laws, regulations, and policies governing operations under the licenses. Further, we may be required to enter into agreements with private surface owners to obtain access to, and agreements for, the location of surface facilities. In addition, because many of the laws governing oil and gas operations in the international countries in which we operate have been enacted relatively recently, there is only a relatively short history of the government agencies handling and interpreting those laws, including the various regulations and policies relating to those laws. This short history does not provide extensive precedents or the level of certainty that allows us to predict whether such agencies will act favorably toward us. The governments have broad discretion to interpret requirements for the issuance of drilling permits. Our inability to meet any such requirements could have a material adverse effect on our exploration, development or production activities.

We may not be able to complete the exploration, development or production of any, or a significant portion of, the oil and gas interests covered by our leases or licenses before they expire.

Each license or lease under which we operate has a fixed term. We may be unable to complete our exploration, development or production efforts prior to the expiration of licenses or leases. Failure to obtain government approval for a license or lease, an extension of the license or lease, be granted a new exploration license or lease or the failure to obtain a license or lease covering a sufficiently large area would prevent or limit us from continuing to explore, develop or produce a significant portion of the oil and gas interests covered by the license or lease. The determination of the amount of acreage to be covered by the production licenses is in the discretion of the respective governments.

Political and economic instability or fundamental changes in the leadership or in the structure of the governments in the jurisdictions in which we operate could have a material negative impact on our company.

Our foreign property interests and foreign operations may be affected by political and economic risks. These risks include war and civil disturbances, currency restrictions and exchange rate fluctuations, labor problems and high rates of inflation. In addition, local, regional and world events could cause the jurisdictions in which we operate to change the petroleum laws, tax laws, foreign investment laws, or to revise their policies in a manner that renders our current and future projects unprofitable. Further, we are subject to risks in the foreign jurisdictions in which we operate of the nationalization of the oil and gas industry, expropriation of property or other restrictions and penalties on foreign-owned entities, which could render our projects unprofitable or could prevent us from selling our assets or operating our business. The occurrence of any such fundamental change could have a material adverse effect on our business, financial condition and results of operations.

Risks Related to this Offering

The interests of our controlling shareholder may not coincide with yours and such controlling shareholder may make decisions with which you may disagree.

As of December 16, 2009, N. Malone Mitchell, 3rd, chairman of our board of directors, beneficially owned approximately 48.8% of our outstanding common shares. As a result, Mr. Mitchell controls substantially all matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. In addition, this concentration of ownership may delay or prevent a change in control of our company and make some future transactions more difficult or impossible without the support of Mr. Mitchell. The interests of Mr. Mitchell may not coincide with our interests or the interests of other shareholders.

Offers or availability for sale of a substantial number of common shares by the selling shareholders may cause the market price of our common shares to decline.

We have registered for resale 55,544,300 common shares pursuant to an effective registration statement under the Securities Act. Upon effectiveness of this registration statement, the 42,838,451 shares registered for resale under this prospectus will become freely tradable. The ability of our shareholders to sell substantial amounts of our common shares in the public market, including shares covered by the registration statement of which this prospectus forms a part, or upon the expiration of any statutory holding period under Rule 144, could create a circumstance commonly referred to as an “overhang” and in anticipation of which the market price of our common shares could fall. The existence of an overhang, whether or not sales have occurred or are occurring, also could make more difficult our ability to raise additional financing through the sale of equity or equity-related securities in the future at a time and price that we deem reasonable or appropriate.

The value of our common shares might be affected by matters not related to our own operating performance.

The value of our common shares may be affected by matters that are not related to our operating performance and which are outside of our control. These matters include the following:

•	the global economic crisis and general economic conditions in Canada, the United States, Romania, Morocco, Turkey and globally;

•	industry conditions, including fluctuations in the price of oil and natural gas;

•	governmental regulation of the oil and natural gas industry, including environmental regulation;

•	fluctuation in foreign exchange or interest rates;

•	liabilities inherent in oil and natural gas operations;

•	geological, technical, drilling and processing problems;

•	unanticipated operating events which can reduce production or cause production to be shut in or delayed;

•	failure to obtain industry partner and other third party consents and approvals, when required;

•	stock market volatility and market valuations;

•	competition for, among other things, capital, acquisition of reserves, undeveloped land and skilled personnel;

•	the need to obtain required approvals from regulatory authorities;

•	worldwide supplies and prices of, and demand for, natural gas and oil;

•	political conditions and developments in each of the countries in which we operate;

•	political conditions in natural gas and oil producing regions;

•	revenue and operating results failing to meet expectations in any particular period;

•	investor perception of the oil and natural gas industry;

•	limited trading volume of our common shares;

•	change in environmental and other governmental regulations;

•	announcements relating to our business or the business of our competitors;

•	our liquidity; and

•	our ability to raise additional funds.

In the past, companies that have experienced volatility in the trading price of their common shares have been the subject of securities class action litigation. We might become involved in securities class action litigation in the future. Such litigation often results in substantial costs and diversion of management’s attention and resources and could have a material adverse effect on our business, financial condition and results of operation.

U.S. shareholders who hold common shares during a period when we are classified as a passive foreign investment company may be subject to certain adverse U.S. federal income tax consequences.

Management believes that we are not currently a passive foreign investment company. However, we may have been a passive foreign investment company during one or more of our prior taxable years and could become a passive foreign investment company in the future. In general, classification of our company as a passive foreign investment company during a period when a U.S. shareholder holds common shares could result in certain adverse U.S. federal income tax consequences to such shareholder.

Certain U.S. shareholders who hold common shares during a period when we are classified as a controlled foreign corporation may be subject to certain adverse U.S. federal income tax rules.

Management believes that we currently are a controlled foreign corporation for U.S. federal income tax purposes and that we will continue to be so treated. Consequently, a U.S. shareholder that owns 10% or more of the total combined voting power of all classes of our stock entitled to vote on the last day of our taxable year may be subject to certain adverse U.S. federal income tax rules with respect to its investment in our company.

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this prospectus are “forward-looking statements” and are prospective. Forward-looking statements are typically identified by words such as “anticipate,” “believe,” “expect,” “plan,” “intend,” “project,” “estimate,” “continue” or similar words suggesting future outcomes or statements regarding an outlook. Such forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: market prices for natural gas, natural gas liquids and oil products; estimates of reserves and economic assumptions; the ability to produce and transport natural gas, natural gas liquids and oil; the results of exploration and development drilling and related activities; the global economic crisis and economic conditions in the countries and provinces in which we carry on business, especially economic slowdowns; actions by governmental authorities including increases in taxes, changes in environmental and other regulations, and renegotiations of contracts; political uncertainty, including actions by insurgent groups or other conflict; the negotiation and closing of material contracts; and the other factors discussed in other documents that we file with or furnish to the SEC. The impact of any one factor on a particular forward-looking statement is not determinable with certainty, as such factors are interdependent upon other factors. In that regard, any statements as to future natural gas or oil production levels; capital expenditures; the allocation of capital expenditures to exploration and development activities; sources of funding for our capital program; drilling of new wells; demand for natural gas and oil products; expenditures and allowances relating to environmental matters; dates by which certain areas will be developed or will come on-stream; expected finding and development costs; future production rates; ultimate recoverability of reserves; dates by which transactions are expected to close; cash flows; uses of cash flows; collectibility of receivables; availability of trade credit; expected operating costs; changes in any of the foregoing and other statements using forward-looking terminology are forward-looking statements.

Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other things contemplated by the forward-looking statements will not occur.

Forward-looking statements in this prospectus are based on management’s beliefs and opinions at the time the statements are made. The forward-looking statements contained in this prospectus are expressly qualified in their entirety by this cautionary statement. The forward-looking statements included in this prospectus are made as of the date of this prospectus and we undertake no obligation to publicly update or revise any forward-looking statements to reflect new information, future events or otherwise, except as required by applicable securities laws.

USE OF PROCEEDS

We will not receive any proceeds from the sale of our common shares by the selling shareholders.

MARKET PRICE OF AND DIVIDENDS ON OUR COMMON SHARES AND RELATED

SHAREHOLDER MATTERS

Canada

Our common shares are traded in Canada on the Toronto Stock Exchange (the “TSX”) under the trading symbol “TNP”. The following table sets forth the quarterly high and low sales prices per common share in Canadian dollars on the TSX for the periods indicated.

	High	Low
	(Cdn$)	(Cdn$)
2008:
First Quarter	$0.37	$0.26
Second Quarter	$1.50	$0.29
Third Quarter	$1.73	$1.12
Fourth Quarter	$1.45	$0.70

2009:
First Quarter	$1.49	$0.68
Second Quarter	$2.40	$1.20
Third Quarter	$3.19	$1.80
Fourth Quarter	$3.65	$2.37

The closing price of our common shares on the TSX on January 7, 2010 was Cdn$3.29 per share.

United States

On December 8, 2009, our common shares began trading on the NYSE Amex. Prior to December 8, 2009, our common shares traded on the OTC Bulletin Board.

The following table sets forth the high and low bid quotations for our common shares for the periods indicated, as reported by the OTC Bulletin Board. Prior to April 20, 2009, no established trading market for our common shares existed in the United States. The quotations reflect inter-dealer prices, without retail markup, markdowns or commissions and may not represent actual transactions.

	High	Low
	(US$)	(US$)
2009:
Second Quarter (from April 20, 2009)	$2.15	$1.09
Third Quarter	$2.91	$1.57
Fourth Quarter (through December 7, 2009)	$3.09	$2.27

The following table sets forth the high and low sales price per common share on the NYSE Amex for the periods indicated.

	High	Low
	(US$)	(US$)
2009:
Fourth Quarter (from December 8, 2009)	$3.90	$2.64

The closing price of our common shares on the NYSE Amex on January 7, 2010 was $3.20 per share.

Common Shares and Dividends

As of December 16, 2009, 303,245,456 common shares were issued and outstanding and held by 371 record holders (including nominee holders such as banks and brokerage firms who hold shares for beneficial owners).

We have not declared any dividends to date on our common shares. We have no present intention of paying any cash dividends on our common shares in the foreseeable future, as we intend to use cash flow to invest in our business.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF

OPERATIONS

We are a vertically integrated, international oil and gas company engaged in the acquisition, development, exploration, and production of crude oil and natural gas. We hold interests in developed and undeveloped oil and gas properties in Turkey, Morocco, Romania, and California. In addition, we provide oilfield services and contract drilling services to third parties in Turkey and plan to provide similar services in Morocco.

Executive Overview and Recent Developments

Strategic Transformation. We underwent a strategic transformation during 2008 as a result of a series of transactions with N. Malone Mitchell, 3rd, chairman of our board of directors. Mr. Mitchell founded Riata Energy, Inc. in 1985 and built it into one of the largest privately held oil and gas producers in the United States. In 2006, Mr. Mitchell sold his controlling interest in Riata Energy, Inc. (now Sandridge Energy, Inc.) and founded a group of companies that are primarily focused on investing in international energy opportunities.

In March 2008, we announced that we had entered into a strategic relationship with Riata Management, LLC (“Riata”), an entity owned by Mr. Mitchell and his wife. Our initial arrangements with Riata included an equity investment into us, the replacement of our farm-in partner in both of our Moroccan properties, the extension of a short term credit facility to us to repay our outstanding short-term debt, and the provision of technical and management expertise to assist us in successfully developing and expanding our international portfolio of projects.

During the second quarter of 2008, we completed a two-stage private placement issuing 35,000,000 common shares to Riata TransAtlantic, LLC (“Riata TransAtlantic”), Dalea and certain friends and family of Mr. Mitchell, for aggregate gross proceeds of Cdn$12 million. Mr. Mitchell is a manager of, and has sole voting and dispositive power over, the common shares held by Riata TransAtlantic, and Mr. Mitchell also owns and controls Dalea. We used the net proceeds to pay off all of our short-term debt, to fund international exploration activities and for general corporate purposes. Longe, an entity that was indirectly owned by Mr. Mitchell, his wife and children, replaced our prior farm-in partner in our Moroccan properties. In addition, Mr. Mitchell and Matthew McCann, general counsel for Riata, were designated by Riata and elected to our board of directors in connection with the private placement. Mr. Mitchell serves as chairman of our board of directors, and Mr. McCann also serves as our chief executive officer.

In the third quarter of 2008, we changed our operating strategy from a prospect generator to a vertically integrated project developer. To execute this new strategy, in December 2008, we acquired 100% of the issued and outstanding shares of Longe from Longfellow Energy, LP (“Longfellow”), an entity indirectly owned by Mr. Mitchell, his wife and children, in consideration for the issuance of 39,583,333 common shares and 10,000,000 common share purchase warrants. Concurrently, we issued 35,416,667 common shares in a private placement with Dalea, Riata TransAtlantic, Mr. McCann and other purchasers that have business or familial relationships with Mr. Mitchell, for gross proceeds of $42.5 million. Longe owns interests in our Moroccan properties and four drilling rigs, as well as associated service equipment, tubulars and supplies. Immediately after the Longe acquisition, we purchased an additional $8.3 million in drilling and service equipment, tubulars and supplies from Viking Drilling, LLC (“Viking”), an entity in which Dalea owns 85%, at Viking’s cost.

We anticipate that ownership of our own drilling rigs and service equipment will enable us to lower drilling and operating costs over the long term and control timing for development of our properties, thereby providing a competitive advantage. In addition, we expect that ownership of the drilling rigs will allow us to achieve operational capabilities in each country in which we operate. Because the availability of drilling rigs and service equipment is limited in Turkey, Morocco and Romania, we also anticipate that ownership of our own drilling rigs and service equipment will create opportunities to increase acreage in each country in which we operate by drilling to earn interests in existing third party licenses. When the rigs and equipment are not operating on our properties, we expect to use them to provide drilling and oilfield services to third parties, creating additional opportunities.

Incremental Acquisition. In the first quarter of 2009, we acquired Incremental through our wholly-owned subsidiary, TransAtlantic Australia. We announced our intention to make an all cash takeover offer to acquire all of the outstanding shares of Incremental in the fourth quarter of 2008. The offer expired on March 6, 2009 and Incremental delisted from the Australian Stock Exchange on March 26, 2009. At March 31, 2009, we owned approximately 96% of Incremental’s outstanding common shares. We completed the acquisition of the remaining 4% of Incremental’s outstanding common shares through an Australian statutory procedure on April 20, 2009. The acquisition of Incremental expanded our rig fleet and increased our workforce of highly qualified field staff, engineers and geologists in Turkey, one of our target countries. Through the Incremental acquisition, we acquired Turkish properties including the producing Selmo oil field, the Edirne gas field and additional exploration acreage. We also acquired three prospects in California.

Through the Incremental acquisition, we acquired a 100% working interest in a production lease in the Selmo oil field in southeastern Turkey. Situated on the northern edge of the Zagros fold belt of Iran and Iraq in southeast Turkey, Selmo has produced approximately 83 million barrels of oil to date. During the third quarter of 2009, our interest in the Selmo field produced 137,400 barrels of crude oil at an average rate of 1,494 barrels per day.

Through the Incremental acquisition, we acquired a 55% working interest in an exploration license in the Edirne gas field located in the Thrace Basin in northwestern Turkey. We are constructing a gathering system and facilities in the Thrace Basin necessary to begin selling natural gas from our discoveries in the Edirne gas field. We expect construction to be completed in mid-January 2010. On December 15, 2009, we entered into a five year gas sales agreement pursuant to which a natural gas distributor in Turkey agreed to purchase all of our gas production from the Edirne field. We will sell the gas at a price equal to a 15% discount to the Industrial Interruptible Tariff benchmark set by BOTAS. We expect our gas in the Edirne field to come online by the end of January 2010 with net production to us exceeding 5.5 million cubic feet of natural gas per day starting in the first quarter of 2010. Once gas sales commence, we plan to resume drilling in the Thrace Basin, with five wells planned and an additional two wells under consideration. We are presently acquiring an additional 100 square kilometers of 3D seismic on the western portion of the Edirne license using our own seismic equipment.

Through the Incremental acquisition, we acquired a 100% working interest in License 4262, covering 2,805 acres in southeastern Turkey, a 100% working interest in four exploration licenses in Midyat in southeastern Turkey covering approximately 460,400 acres and a 50% working interest in eight exploration licenses in the Tuz Golu basin in central Turkey covering approximately 870,000 acres.

In addition, through the Incremental acquisition, we acquired interests in three projects in the San Joaquin Valley in central California. We own a non-operated working interest in the Kettleman Middle Dome Unit. This unit produces approximately 125 gross barrels of oil per day along with small amounts of associated natural gas. We own a 5% interest in five existing wells on the Kettleman Middle Dome Unit (three are currently producing). On all new projects and well proposals submitted and completed after May 16, 2008, we will own a 10% non-operated working interest. In addition, we drilled two wells under our McFlurrey farm-out in March and April 2009, paying 100% of the cost. We tested the first well and determined it was non-commercial. Based on these results, we did not test the second well. We also own a 50% interest in the South East Kettleman North Dome oil field. We are currently exploring our options to divest the McFlurrey and South East Kettleman North Dome projects.

Sale of Common Shares. On June 22, 2009, we closed a Regulation S offering of common shares outside the United States and a concurrent Regulation D private placement of common shares inside the United States to accredited investors. In the aggregate, we sold 98,377,300 common shares at a price of Cdn$1.65 per common share, raising gross proceeds of approximately $143.1 million. Of the 98,377,300 common shares sold, 41,818,000 common shares were offered and sold by us to Dalea. We used $61.8 million of the net proceeds towards paying off a credit agreement with Dalea. The remaining portion of the net proceeds was used to fund our exploration and development activities and for general corporate purposes. In connection with these offerings, we entered into a registration rights agreement providing for the registration of up to 98,377,300 common shares issued in these offerings, of which 55,544,300 shares have been registered for resale under the Securities Act.

EOT Acquisition. On July 23, 2009, our wholly-owned subsidiary, TransAtlantic Worldwide Ltd., acquired all of the ownership interests in EOT for total consideration of $7.8 million. EOT’s assets include a 50% interest in License 3118, interests in ten other exploration licenses in southern and southeastern Turkey, inventory and seismic data. License 3118, which covers approximately 96,000 acres (389 square kilometers), is located near the city of Diyarbakir in southeastern Turkey. In April and September 2008, EOT participated in the drilling of the Arpatepe-1 and Arpatepe-2 wells on License 3118, which represent Turkey’s first and second economic discoveries of crude oil from deeper, onshore Paleozoic sandstone formations. The wells, which flowed naturally and were not stimulated, had initial production rates of 440 and 190 gross barrels of oil per day, respectively, from limited perforations. At December 16, 2009, the wells were producing an aggregate of approximately 60 gross barrels of oil per day.

Continuance to Bermuda. Effective October 1, 2009, we continued to the jurisdiction of Bermuda under the Companies Act 1981 of Bermuda from the Province of Alberta and changed our name from TransAtlantic Petroleum Corp. to TransAtlantic Petroleum Ltd. Our shareholders approved the continuance by a special resolution at a special meeting of shareholders held on July 14, 2009. In connection with the continuance, each of our common shares became and remained a common share of TransAtlantic Petroleum Ltd., and we became subject to the laws of Bermuda as if we had originally been incorporated under the Companies Act 1981 of Bermuda. We believe that continuing our company to Bermuda will be beneficial to us and our shareholders because we will receive more favorable tax treatment in Bermuda.

Offering of Common Shares. On November 24, 2009, we closed a Regulation S offering of common shares outside the United States and a concurrent Regulation D private placement of common shares inside the United States to accredited investors. In the aggregate, we sold 48,298,790 common shares at a price of Cdn$2.35 per common share, raising gross proceeds of approximately Cdn$113.5 million. Of the 48,298,790 common shares sold, we offered and sold 4,255,400 common shares to Dalea. We intend to use approximately Cdn$87.3 million of the net proceeds towards our 2010 capital expenditure program, including approximately Cdn$12.8 million for the acquisition of equipment, approximately Cdn$47.9 million for the drilling of exploration wells in Turkey, Morocco and Romania and approximately Cdn$26.6 million for the drilling of development wells (including well infrastructure) in the Selmo field and the Thrace Basin. The remaining net proceeds from the offerings will be used for general corporate purposes, which may include the acquisition of other equipment which is not currently included in our 2010 capital expenditure program, the expansion of our drilling program in 2010, additional corporate or property acquisitions or the repayment of approximately $6 million in debt relating to the acquisition of a drilling rig in July 2009. In connection with these offerings, we entered into a registration rights agreement providing for the registration of up to 48,298,790 common shares issued in these offerings. Concurrently with the offerings, we completed a Regulation D private placement to two accredited investors in the United States of 750,000 common shares at Cdn$2.35 per common share for gross proceeds to us of approximately Cdn$1.76 million. See “Description of Capital Stock—Registration Rights of Selling Shareholders.” This prospectus does not offer for sale any common shares beneficially owned by Dalea.

Credit Facility. On December 21, 2009, the Borrowers entered into a three year senior credit facility with Standard Bank Plc and BNP Paribas (Suisse) SA. The credit facility is guaranteed by the Guarantors. The initial borrowing base under the credit facility is $30 million, subject to redetermination from time to time. Loans under the credit facility will accrue interest at a rate of three month LIBOR plus 6.25% per annum. We intend to use the credit facility to finance a portion of the development of our oil and gas properties in Turkey, acquisitions and for general corporate and working capital purposes. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

Current Activities. Our current activities are focused on integrating the acquisitions of Incremental and EOT and developing our oil and gas properties in Turkey, Morocco, Romania and California. Our success will depend in part on discovering hydrocarbons in commercial quantities and then bringing these discoveries into production. We are currently engaged in the following drilling and exploration activities:

Turkey

•	Drilling the S-58 development well on the Selmo oil field

•	Sidetracking the S-44 well on the Selmo oil field

•	Completing construction of a gas gathering facility to bring Edirne gas field production online

Morocco

•	Drilling the HKE-1 exploratory well on the Ouezzane-Tissa permits

Romania

•	Testing and completing the re-development wells on the Izvoru, Vanatori and Marsa licenses

•	Drilling exploratory wells on the Sud Craiova license

Planned 2010 Activities. We are in the process of finalizing our capital expenditure budget for 2010. Capital expenditures for 2010 are expected to range between $115 million and $135 million. Our projected 2010 capital budget is subject to change. We currently plan to execute on the following drilling and exploration activities in 2010:

Turkey

•	Drill 18 or more development wells on the Selmo oil field, including 1 well to test deeper horizons

•	Drill 1 salt water disposal well on the Selmo oil field

•	Drill 6 or more appraisal and exploration wells on the Arpatepe oil field

•	Drill up to an additional 14 appraisal and exploration wells on the Edirne gas field, upon completion of the first 5 appraisal and exploration wells

•	Drill 5 exploration wells on other licenses

Morocco

•	Drill the BTK-1 exploratory well on the Tselfat permit

•	Drill 1 exploratory well on the Asilah permits

•	Drill 2 additional exploratory wells on the Tselfat permit

•	Drill 1 exploratory well on the Guercif permits

Romania

•	Drill 1 exploratory well on the Izvoru license

•	Drill 3 exploratory wells on the Sud Craiova license, contingent on results from prior wells

Change in Method of Accounting for Oil and Gas Exploration and Development Activities

Effective January 1, 2009, we changed our method of accounting for our oil and gas exploration and development activities from the full cost method to the successful efforts method. In accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification Topic 250, Accounting Changes and Error Corrections (formerly Statement of Financial Accounting Standards (“SFAS”) No. 154, “Accounting Changes and Error Corrections”) financial information for prior periods has been revised to reflect retrospective application of the successful efforts method, as prescribed by FASB Accounting Standards Codification Topic 932, Extractive Activities – Oil and Gas (formerly SFAS No. 19, “Financial Accounting and Reporting by Oil and Gas Producing Companies”). Although the full cost method of accounting for oil and gas exploration and development activities continues to be an accepted alternative, the successful efforts method of accounting is the preferred method. We believe the successful efforts method provides a more transparent representation of our results of operations and the ability to assess our investments in oil and gas properties for impairment based on their estimated fair values rather than being required to base valuation on prices and costs as of the balance sheet date.

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of these consolidated financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosures. Our significant accounting policies are described in Notes 2 and 3 to our unaudited consolidated financial statements for the three and nine months ended September 30, 2009 and 2008. We have identified below policies that are of particular importance to the portrayal of our financial position and results of operations and which require the application of significant judgment by management. These estimates are based on historical experience, information received from third parties, and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe the following critical accounting policies affect the significant judgments and estimates used in the preparation of our consolidated financial statements.

Oil and Gas Properties. In accordance with the successful efforts method of accounting for oil and gas properties, costs of productive wells, developmental dry holes and productive leases are capitalized into appropriate groups of properties based on geographical and geological similarities. These capitalized costs are amortized using the unit-of-production method based on estimated proved reserves. Proceeds from sales of properties are credited to property costs, and a gain or loss is recognized when a significant portion of an amortization base is sold or abandoned. Exploration costs, such as exploratory geological and geophysical costs, delay rentals and exploration overhead, are charged to expense as incurred. Exploratory drilling costs, including the cost of stratigraphic test wells, are initially capitalized but charged to exploration expense if and when the well is determined to be nonproductive. The determination of an exploratory well’s ability to produce must be made within one year from the completion of drilling activities. The acquisition costs of unproved acreage are initially capitalized and are carried at cost, net of accumulated impairment provisions, until such leases are transferred to proved properties or charged to exploration expense as impairments of unproved properties.

Valuation of Property and Equipment Other than Oil and Gas Properties. We follow the provisions of FASB Accounting Standards Codification Topic 360, Property, Plant and Equipment (“ASC Topic 360”) (formerly SFAS No. 144, “Accounting for Impairment or Disposal of Long-Lived Assets”). ACS Topic 360 requires that our long-lived assets, including drilling service and other equipment, be assessed for potential impairment in their carrying values whenever events or changes in circumstances indicate such impairment may have occurred. Oil and gas properties are evaluated by field for potential impairment. Other properties are evaluated on a specific asset basis or in groups of similar assets as applicable. Impairment is recognized when the estimated undiscounted future net cash flows of the asset are less than its carrying value. If an impairment occurs, the carrying value of the impaired asset is reduced to fair value.

Business Combinations. We follow FASB Accounting Standards Codification Topic 805, Business Combinations (“ASC Topic 805”) (formerly SFAS No. 141R, “Business Combinations”), and FASB Accounting Standards Codification Topic 810-10-65, Consolidation (“ASC Topic 810-10-65”) (formerly SFAS No. 160, “Non-Controlling Interests in Consolidated Financial Statements”). ASC Topic 805 requires most identifiable assets, liabilities, non-controlling interests, and goodwill acquired in a business combination to be recorded at “fair value.” The statement applies to all business combinations, including combinations among mutual entities and combinations by contract alone. Under ASC Topic 805, all business combinations will be accounted for by applying the acquisition method. Accordingly, transactions costs related to acquisitions are to be recorded as a reduction of earnings in the period they are incurred and costs related to issuing debt or equity securities that are related to the transaction will continue to be recognized in accordance with other applicable rules under U.S. generally accepted accounting principles. ASC Topic 805 is effective for periods beginning on or after December 15, 2008 and has been applied to the Incremental and EOT acquisitions. ASC Topic 810-10-65 will require non-controlling interests (previously referred to as minority interests) to be treated as a separate component of equity, not as a liability or other item outside of permanent equity. The statement applies to the accounting for non-controlling interests and transactions with non-controlling interest holders in consolidated financial statements. ASC Topic 810-10-65 is effective for periods beginning on or after December 15, 2008 and has been applied to the non-controlling interests from the Incremental acquisition.

Per Share Information. Basic per share amounts are calculated using the weighted average common shares outstanding during the period. We use the treasury stock method to determine the dilutive effect of stock options and other dilutive instruments. Under the treasury stock method, only “in the money” dilutive instruments impact the diluted calculations in computing diluted earnings per share. Diluted calculations reflect the weighted average incremental common shares that would be issued upon exercise of dilutive options assuming the proceeds would be used to repurchase shares at average market prices for the period.

Other Recent Accounting Pronouncements

In June 2009, the FASB issued SFAS No. 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles (“SFAS 168”). SFAS 168 replaces SFAS No. 162, The Hierarchy of Generally Accepted Accounting Principles (“SFAS 162”), and establishes the FASB Accounting Standards Codification (the “Codification”) as the sole source of authoritative U.S. GAAP recognized by the FASB, excluding SEC guidance, to be applied by nongovernmental entities. SFAS 168 is effective for interim and annual periods ending after September 15, 2009. We have revised our references to pre-Codification GAAP and noted no impact on our financial condition or results of operations.

The FASB issued Accounting Standards Codification Topic 855, Subsequent Events (“ASC Topic 855”) (formerly SFAS 165, “Subsequent Events”), on May 28, 2009. ASC Topic 855 establishes general standards of accounting for, and disclosure of, events that occur after the balance sheet date but before financial statements are issued or are available to be issued. Although there is new terminology, the standard is based on the same principles as those that existed in the auditing standards at the time of adoption. The standard, which includes a new required disclosure of the date through which an entity has evaluated subsequent events, is effective for interim or annual periods ending after June 15, 2009.

We have reviewed other recently issued, but not yet adopted, accounting standards in order to determine their effects, if any, on our consolidated results of operations, financial position and cash flows. Based on that review, we believe that none of these pronouncements will have a significant effect on current or future earnings or operations.

In December 2008, the SEC adopted release no. 34-59192, “Modernization of Oil and Gas Reporting,” which revised the Regulation S-K and Regulation S-X oil and gas reporting requirements to align them with current industry practices and technological advances. The release revises a number of definitions relating to oil and gas reserves, permits the disclosure in filings with the SEC of probable and possible reserves and permits the use of new technologies to determine proved reserves if those technologies have been demonstrated empirically to lead to reliable conclusions about reserve volumes. In addition, the new disclosure requirements require a company to (i) disclose its internal control over reserves estimation and report the independence and qualification of its reserves preparer or auditor, (ii) file a report of a third party if we represent that the third party prepared reserves estimates or conducted a reserves audit, (iii) report oil and gas reserves using an average price based upon the prior 12-month period rather than period-end prices, and (iv) disclose, in narrative form, the status of proved undeveloped reserves and changes in status of these from period to period. The provisions of this release will become effective for disclosures in our Annual Report on Form 10-K for the year ending December 31, 2009. Management is still evaluating the impact of these changes on our financial statements.

U.S. Operations

In 2007, we decided to exit our U.S. operations and focus on the development of our international properties. As a result of the decision to sell our U.S. operations, we reclassified our U.S. properties as “discontinued operations.” Accordingly, revenues and expenses associated with our U.S. cost center in 2008 and comparative periods were reflected as components of “loss from discontinued operations.” Substantially all of these properties were sold late in 2007 and we recorded a write-down in 2007 of $447,000.

As a result, at December 31, 2008, the net book value of property and equipment in the U.S. was $0. In addition, $14,000 of asset retirement obligations remained at December 31, 2008 relating to property in Oklahoma that was retained. In connection with the acquisition of Incremental, we acquired interests in non-operated properties in California. As a result of acquiring these properties in California, previously reported U.S. discontinued operations are now continuing and the results of operations in 2008 and 2007 previously reported as discontinued have been reclassified to operating revenues, costs and expenses.

Results of Operations – Nine Months Ended September 30, 2009 Compared to Nine Months Ended September 30, 2008

Revenue. Total crude oil and natural gas sales increased to $17.8 million in the nine months ended September 30, 2009 from $95,000 realized in the first nine months of 2008. The increase is the result of the acquisition of Incremental in the first quarter of 2009, as substantially all of our revenue is derived from the sale of crude oil from the Selmo oil field in Turkey. We recorded $288,000 in oilfield services revenue during the first nine months of 2009. We had no oil field services revenue during the same period in 2008.

Production. We produced 326,000 gross barrels of crude oil from March 5, 2009, the date of our acquisition of Incremental, through September 30, 2009 at an average rate of 1,573 barrels per day. Substantially all of our production is generated from the Selmo oil field in Turkey. We produced a nominal amount of crude oil in the first nine months of 2008.

Production Expenses. Production expenses for the nine months ended September 30, 2009 increased to $6.2 million from $128,000 in the nine months ended September 30, 2008. The increase in production expenses is the result of the acquisition of Incremental and its producing properties in the first quarter of 2009 and the acquisition of EOT and its producing properties in July 2009.

Exploration, Abandonment and Impairment. Exploration, abandonment and impairment costs increased to $5.3 million for the nine months ended September 30, 2009. The increase is primarily due to the abandonment of the Atesler-1 well on License 4262 in Turkey. We did not record any exploration, abandonment and impairment expense in the first nine months of 2008.

Seismic and Other Exploration. Seismic and other exploration costs increased to $6.1 million for the nine months ended September 30, 2009. The increase is due primarily to 3D seismic surveys shot over the Asilah licenses in Morocco and License 4175 in Turkey. We did not record any seismic and other exploration expense in the first nine months of 2008.

International Oil and Gas Activities. During the nine months ended September 30, 2009, we continued significant activities in foreign countries to establish our drilling services and exploration and production support functions, including inventory yards, personnel, transportation and fuel, consulting, legal, accounting, travel and other costs. These expenses are necessary to further our identification and development of business opportunities but are not identifiable to specific capital projects. The following table presents exploration expenditures by country:

	For the Nine Months Ended,
(in thousands)	September 30, 2009	September 30, 2008
Morocco	$1,130	$(405)
Romania	392	630
Turkey	6,372	451
Other and unallocated	1,991	331

Total	$9,885	$1,007

General and Administrative Expense. General and administrative expense was $8.9 million for the nine months ended September 30, 2009 compared to $2.0 million for the nine months ended September 30, 2008, primarily due to increased corporate staffing and salaries resulting from the acquisitions of Longe and Incremental in the fourth quarter of 2008 and the first quarter of 2009, respectively. We also recorded $779,000 in transaction expenses relating to the Incremental acquisition during the first six months of 2009. In addition, we recorded share-based compensation of $1.2 million during the first nine months of 2009, compared to $490,000 for the first nine months of 2008.

Depreciation, Depletion and Amortization. Depreciation, depletion and amortization increased to $6.1 million for the nine months ended September 30, 2009. We had no assets subject to depreciation, depletion and amortization in the first nine months of 2008 due to the write-down and sale of substantially all of our U.S. properties during 2007. The increase is due to the acquisition of Incremental in the first quarter of 2009 and drilling services equipment put in service during the first nine months of 2009. We recorded $234,000 of accretion expense in the first nine months of 2009 for asset retirement obligations related to the Incremental acquisition. We did not record any accretion expense in the first nine months of 2008.

Net Loss. The consolidated net loss for the nine months ended September 30, 2009 was $33.8 million, or $0.18 per share (basic and diluted), compared to a consolidated net loss of $3.5 million, or $0.06 per share (basic and diluted), for the nine months ended September 30, 2008. The net loss for the first nine months of 2009 is primarily composed of general and administrative expense of $8.9 million, production expenses of $6.2 million, seismic and other exploration costs of $6.1 million, depreciation, depletion and amortization expenses of $6.1 million, and foreign exchange loss of $4.3 million relating to our financing of the acquisition of Incremental in the first quarter of 2009.

Results of Operations – Three Months Ended September 30, 2009 Compared to Three Months Ended September 30, 2008

Revenue. Total crude oil and natural gas sales increased to $9.1 million in the third quarter of 2009 from $34,000 realized in the third quarter of 2008. The increase is the result of the acquisition of Incremental in the first quarter of 2009. Substantially all of our revenue is derived from the sale of crude oil from the Selmo oil field in Turkey. We sold 120,000 net barrels of crude oil at an average realized price of $75.57 per barrel at the Selmo oil field during the third quarter of 2009. We recorded $204,000 in oilfield services revenue during the third quarter of 2009. We had no oilfield services revenue during the same period in 2008.

Production. We produced 137,400 gross barrels of crude oil during the quarter ended September 30, 2009 at an average rate of 1,494 barrels per day. Substantially all of our production is generated from the Selmo oil field in Turkey. We produced a nominal amount of crude oil in the third quarter of 2008.

Production Expenses. Production expenses in the third quarter of 2009 increased to $3.1 million from $82,000 in the third quarter of 2008. The increase in production expenses is the result of the acquisition of Incremental and its producing properties in the first quarter of 2009.

Exploration, Abandonment and Impairment. Exploration, abandonment and impairment expense increased to $4.6 million for the quarter ended September 30, 2009. The increase is primarily due to the abandonment of the Atesler-1 well on License 4262 in Turkey. We did not record any exploration, abandonment and impairment expense in the third quarter of 2008.

Seismic and Other Exploration. Seismic and other exploration costs increased to $2.6 million for the quarter ended September 30, 2009. The increase is primarily due to a 3D seismic survey shot over the Asilah licenses in Morocco and to seismic interpretation costs. We did not record any seismic and other exploration costs in the third quarter of 2008.

International Oil and Gas Activities. During the three months ended September 30, 2009, we continued significant activities in foreign countries to establish our drilling services and exploration and production support functions, including inventory yards, personnel, transportation and fuel, consulting, legal, accounting, travel and other costs. These expenses are necessary to further our identification and development of business opportunities but are not identifiable to specific capital projects. The following table presents exploration expenditures by country:

	For the Three Months Ended,
(in thousands)	September 30, 2009	September 30, 2008
Morocco	$480	$306
Romania	180	237
Turkey	3,367	170
Other and unallocated	291	145

Total	$4,318	$858

General and Administrative Expense. General and administrative expense increased to $4.1 million in the third quarter of 2009 compared to $576,000 in the third quarter of 2008, primarily due to increased corporate staffing and salaries resulting from the acquisitions of Longe and Incremental in the fourth quarter of 2008 and the first quarter of 2009, respectively. We also recorded $607,000 in share-based compensation during the third quarter of 2009, compared to $143,000 during the third quarter of 2008.

Depreciation, Depletion and Amortization. Depreciation, depletion and amortization increased to $2.4 million in the third quarter of 2009. We had no assets subject to depreciation, depletion and amortization in the third quarter of 2008 due to the write-down and sale of substantially all of our U.S. properties during 2007. The increase is due to the acquisition of Incremental in the first quarter of 2009 and drilling services equipment put in service during the first nine months of 2009. We recorded $122,000 of accretion expense in the third quarter of 2009 for asset retirement obligations related to the Incremental acquisition. We did not record any accretion expense in the third quarter of 2008.

Net Loss. The consolidated net loss for the quarter ended September 30, 2009 was $13.1 million, or $0.05 per share (basic and diluted), compared to a consolidated net loss of $1.5 million, or $0.02 per share (basic and diluted), for the quarter ended September 30, 2008. The third quarter 2009 net loss is primarily composed of international oil and gas activities of $4.3 million, general and administrative expense of $4.1 million, production expenses of $3.1 million, seismic and other exploration costs of $2.6 million, and depreciation, depletion and amortization expense of $2.4 million.

Results of Operations – Year Ended December 31, 2008 Compared to Year Ended December 31, 2007

Revenue. We recognized net crude oil and natural gas sales of $111,000 for the year ended December 31, 2008 from non-operated production in the U.S. This U.S. revenue represented a substantial decrease from sales for the year ended December 31, 2007 of $653,000. The decrease is the result of the sale of our South Gillock and Jarvis Dome properties in the fourth quarter of 2007.

Production Expenses. Lease operating expenses for the year ended December 31, 2008 decreased to $73,000 from $1.2 million as reported for the year ended December 31, 2007. The decrease in lease operating expense is the result of the sale of our South Gillock and Jarvis Dome properties in the fourth quarter of 2007.

Seismic and Other Exploration Costs. Seismic and other exploration costs increased to $7.9 million in 2008 from $0 in 2007 primarily related to two seismic surveys in Morocco and one in Turkey.

General and Administrative Costs. General and administrative costs of $3.0 million in 2008 increased by $890,000 compared to $2.1 million in 2007, primarily because of increased salaries, contract labor, insurance, legal and professional fees.

International Oil and Gas Activities. During the year ended December 31, 2008, we continued exploration activities in foreign countries including salaries, consulting, legal, accounting, travel and other costs necessary to further our identification and development of business opportunities. Expense reimbursements totaling $832,000 from Longe relating to our Moroccan properties are included in international oil and gas activity during the year ended December 31, 2008. The following table presents expenditures by country:

	Year Ended December 31,
(in thousands)	2008	2007
Morocco	$2,217	$811
Romania	699	746
Turkey	917	239
Other and unallocated	1,350	516

Total	$5,183	$2,312

Depreciation, Depletion and Amortization. Depreciation, depletion and amortization decreased to $59,000 for 2008 as compared with $152,000 in 2007 due to the sale of substantially all of our U.S. properties during 2007. We recorded an impairment charge of $447,000 in 2007. We recorded depreciation expense of $53,000 in 2008 on drilling equipment and other property following the acquisition of Longe in December 2008.

Interest and Other Income. Interest and other income increased $98,000 to $338,000 in 2008 as compared to $240,000 in 2007, resulting from increased interest income on higher invested cash balances from the private placement in the second quarter of 2008 and from a $56,000 distribution in the third quarter of 2008 for overpayment of expenses from the former contract operator of our Nigerian operations which were sold in 2005.

Net Loss. The consolidated net loss for the year ended December 31, 2008 was $16.5 million or $0.25 per share (basic and diluted), compared to consolidated net loss of $6.3 million or $0.15 per share (basic and diluted) for the year ended December 31, 2007. The 2008 loss is primarily composed of general and administrative expense of $3.0 million, stock-based compensation of $583,000, seismic and other exploration expenses of $7.9 million and $5.2 million relating to international oil and gas activities.

Capital Expenditures

In 2008, we incurred capital expenditures of $9.6 million, including $7.9 million in seismic-related costs which was expensed, $402,000 related to wellsite preparation in Romania, $127,000 for wellsite preparation in Morocco, and $1.2 million in wellsite preparation and drilling in Turkey. We also recorded $202,000 for computer and telecommunication equipment in 2008. For 2007, we recorded capital expenditures of $4.1 million relating to the drilling of a well on our former South Gillock property in Texas.

We recorded capital expenditures of $48.5 million for the third quarter of 2009, compared to $311,000 for capital expenditures in the third quarter of 2008. The increase in capital expenditures is primarily due to drilling activities and the acquisition of equipment.

For the nine months ended September 30, 2009, we have incurred $81.6 million in capital expenditures, excluding the Incremental acquisition, compared to capital expenditures of $576,000 for the nine months ended September 30, 2008. We estimate that we incurred capital expenditures of approximately $24.0 million during the fourth quarter of 2009.

We are in the process of finalizing our capital expenditure budget for 2010. Capital expenditures for 2010 are expected to range between $115 million and $135 million. The anticipated expenditures are balanced between development of our Selmo, Thrace Basin, and Arpatepe assets, exploration on potential high impact blocks in Turkey and Morocco, lower risk exploration on the Tselfat permit in Morocco, exploration and seismic acquisition in Turkey and Romania and limited acquisitions of equipment. Our projected 2010 capital budget is subject to change.

Settlement Provision

In conjunction with the sale of our Bahamian subsidiary effective June 20, 2005, we deposited funds into an escrow account to address any liabilities and claims relating to our prior operations in Nigeria. The remaining potential liability to us includes taxes owed for the period January through June 2005, and we expect the remaining escrow amount of $240,000 to be sufficient to cover any potential liabilities.

Liquidity and Capital Resources

Our primary sources of liquidity for 2007 were cash and cash equivalents and sale of assets. Our primary sources of liquidity for 2008 and the first three months of 2009 were our cash and cash equivalents and proceeds from the issuance of our common shares. Since the acquisition of Incremental, our primary sources of liquidity have been cash flow from operations from our acquisition of Incremental, which included a 100% working interest in the producing Selmo oil field among other assets, and proceeds from the sale of our common shares. At September 30, 2009, we had cash and cash equivalents of $28.4 million, $10.1 million in short-term debt, no long-term debt and working capital of $16.9 million compared to cash and cash equivalents of $30.1 million, no debt, and working capital of $28.9 million at December 31, 2008. Cash used in operating activities during the third quarter of 2009 was

$8.8 million compared to cash used in operating activities of $3.0 million in the third quarter of 2008, primarily as a result of the acquisition of Incremental and Longe. Cash used in operating activities during the first nine months of 2009 was $25.4 million compared to cash used in operating activities of $2.6 million in the first nine months of 2008, primarily as a result of the acquisition of Incremental and Longe. At November 1, 2009, we had cash and cash equivalents of $15.5 million, $9.8 million in short-term debt, no long-term debt and working capital of $9.9 million. During November 2009, we raised gross proceeds of approximately Cdn$115.3 million from the sale of our common shares and, in December 2009, we repaid $1.9 million of debt under a general credit agreement with Turkiye Garanti Bankasi, as described in the next paragraph.

On July 5, 2007, PEMI, a wholly-owned subsidiary of Incremental, entered into a general credit agreement (the “PEMI Credit Agreement”) with Turkiye Garanti Bankasi. PEMI borrowed $5.5 million under the PEMI Credit Agreement in order to fund drilling and development activity in the Selmo oil field. The loan bears interest at a fixed rate of 7.6% per annum, and all outstanding principal and interest under the PEMI Credit Agreement is due August 6, 2010. On December 15, 2009, we repaid the PEMI Credit Agreement in full.

In December 2008, we issued 35,416,667 common shares at a price of $1.20 per share in a private placement with Dalea, Riata TransAtlantic, Mr. McCann, and other purchasers that have business or familial relationships with Mr. Mitchell, that resulted in gross proceeds of $42.5 million. We used substantially all of the net proceeds to purchase additional equipment for our planned drilling and service operations in Turkey, Morocco and Romania, to fund drilling activities in those countries and for general corporate purposes.

On June 22, 2009, we closed a Regulation S offering of common shares outside the United States and a concurrent Regulation D private placement of common shares inside the United States to accredited investors. In the aggregate, we sold 98,377,300 common shares at a price of Cdn$1.65 per common share, raising gross proceeds of approximately $143.1 million. Of the 98,377,300 common shares sold, 41,818,000 common shares were offered and sold by us to Dalea. We used $61.8 million of the net proceeds towards paying off a credit agreement with Dalea. The remaining portion of the net proceeds were used to fund our exploration and development activities and for general corporate purposes.

On July 23, 2009, in connection with our acquisition of EOT, we entered into a promissory note with the sellers in the amount of $1.5 million due July 23, 2010. The note bears interest at a fixed rate of 3% per annum.

On July 27, 2009, in connection with our purchase of a drilling rig from Viking, we entered into a promissory note in the amount of $5.9 million. Dalea owns 85% of Viking. The note is due and payable on August 1, 2010, bears interest at a fixed rate of 10% per annum and is secured by the drilling rig and associated equipment. Interest under the note is payable quarterly on November 1, 2009, February 1, 2010, May 1, 2010 and August 1, 2010.

On November 24, 2009, we closed a Regulation S offering of common shares outside the United States and a concurrent Regulation D private placement of common shares inside the United States to accredited investors. In the aggregate, we sold 48,298,790 common shares at a price of Cdn$2.35 per common share, raising gross proceeds of approximately Cdn$113.5 million. Of the 48,298,790 common shares sold, we offered and sold 4,255,400 common shares to Dalea. We intend to use approximately Cdn$87.3 million of the net proceeds towards our 2010 capital expenditure program, including approximately Cdn$12.8 million for the acquisition of equipment, approximately Cdn$47.9 million for the drilling of exploration wells in Turkey, Morocco and Romania and approximately Cdn$26.6 million for the drilling of development wells (including well infrastructure) in the Selmo field and the Thrace Basin. The remaining net proceeds from the offerings will be used for general corporate purposes, which may include the acquisition of other equipment which is not currently included in our 2010 capital expenditure program, the expansion of our drilling program in 2010, additional corporate or property acquisitions or the repayment of approximately $6 million in debt relating to the acquisition of a drilling rig in July 2009. In connection with these offerings, we entered into a registration rights agreement providing for the registration of up to 48,298,790 common shares issued in these offerings. Concurrently with the offerings, we completed a Regulation D private placement to two accredited investors in the United States of 750,000 common shares at Cdn$2.35 per common share for gross proceeds to us of approximately Cdn$1.76 million. See “Description of Capital Stock—Registration Rights of Selling Shareholders.” This prospectus does not offer for sale any common shares beneficially owned by Dalea.

On December 21, 2009, the Borrowers entered into a three year senior credit facility with Standard Bank Plc and BNP Paribas (Suisse) SA. We intend to use the credit facility to finance a portion of the development of our oil and gas properties in Turkey and for general corporate and working capital purposes.

The amount drawn under the credit facility may not exceed the lesser of (i) a borrowing base and (ii) the maximum aggregate commitments provided by the lenders. The borrowing base is the present value of our hydrocarbon reserves in Turkey up to a maximum of $250 million. The initial borrowing base is $30 million and the borrowing base will be re-determined at least semi-annually based on our hydrocarbon reserves in Turkey at December 31st and June 30th of each year. The lenders have aggregate commitments of $30 million. On June 21, 2011 and each three month anniversary thereof, the lenders’ commitments under the credit facility are subject to reduction by 14.3% of their commitments existing on March 21, 2011.

The credit facility matures on the earlier of (i) December 21, 2011 or (ii) the date that our hydrocarbon reserves in Turkey are determined to be less than 25% of the amount shown in the May 7, 2009 reserve report prepared by RPS Energy. The credit facility includes a letter of credit sub-limit of up to $10 million.

The credit facility is guaranteed by us and the Guarantors. Loans under the credit facility will accrue interest at a rate of three month LIBOR plus 6.25% per annum. In addition, we are required to pay (i) a commitment fee payable quarterly in arrears at a per annum rate equal to 3.125% per annum of the average daily unused and uncancelled portion of each lender’s commitment under the credit facility, (ii) on the date of issuance of any letter of credit, a fronting fee in an amount equal to 0.25% of the original maximum amount available to be drawn under such letter of credit and (iii) a per annum letter of credit fee for each letter of credit issued equal to the face amount of such letter of credit multiplied by (a) 1.0% for any letter of credit that is cash collateralized or backed by a standby letter of credit issued by a financial institution acceptable to Standard Bank Plc or (b) 6.25% for all other letters of credit.

The credit facility is secured by a pledge of (i) receivables payable under each Borrower’s hydrocarbon sales contracts; (ii) the Borrowers’ bank accounts which receive the payments due under Borrowers’ hydrocarbon sales contracts; (iii) the shares of each of DMLP, Ltd., Talon Exploration, Ltd., PEMI and TransAtlantic Turkey, Ltd.; and (iv) substantially all of the present and future assets of the Borrowers.

During a measurement period of the four most recently completed fiscal quarters occurring on or after March 31, 2010, the financial covenants under the credit facility require each of the Borrowers to maintain a:

•	ratio of total debt to EBITDAX of greater than 2.50 to 1.0;

•	ratio of EBITDAX (less non-discretionary capital expenditures) to interest expense of less than 4.00 to 1.00; and

•	ratio of current assets to current liabilities of not less than 1.10 to 1.00.

The credit facility defines EBITDAX as net income (excluding extraordinary items) plus, to the extent deducted in calculating such net income, (i) interest expense (excluding interest paid in kind, non-cash interest expense and interest on subordinated intercompany debt), (ii) income tax expense, (iii) depreciation and amortization expense, (iv) amortization of intangibles (including goodwill) and organization costs, (v) any extraordinary, unusual or non-recurring non-cash expenses or losses, (vi) expenses incurred in connection with oil and gas exploration activities entered into in the ordinary course of business, (vii) transaction costs, expenses and fees incurred in connection with the negotiation, execution and delivery of the credit facility and the related loan documents, and (viii) any other non-cash charges, minus, to the extent included in calculating net income, (a) any extraordinary, unusual or non-recurring income or gains (including gains on the sales of assets outside of the ordinary course of business), and (b) any other non-cash income or gains.

Pursuant to the terms of the credit facility, until amounts under the credit facility are repaid, each of the Borrowers shall not, and shall cause each of its subsidiaries not to, in each case subject to certain exceptions, incur indebtedness or create any liens, enter into any agreements that prohibit the ability of any Borrower or its subsidiary to create any liens, enter into any merger, consolidation or amalgamation, liquidate or dissolve, dispose of any property or business, pay any dividends or similar payments to shareholders, make certain types of investments, enter into any transactions with an affiliate, enter into a sale and leaseback arrangement, engage in business other than as an oil and gas exploration and production company or outside of Turkey or its jurisdiction of formation, change its organizational documents, fiscal periods or accounting principles, modify certain hydrocarbon agreements and licenses or material contracts, enter into any hedge agreement for speculative purposes or open or maintain new deposit, securities or commodity accounts.

        An event of default under the credit facility includes, among other events, breach of certain covenants and obligations, cross default to other indebtedness, bankruptcy or insolvency and the occurrence of a material adverse effect. In addition, the occurrence of a change of control is an event of default. A change of control is defined as the occurrence of any of the following: (i) our failure to own, of record and beneficially, all of the equity of the Borrowers or to exercise, directly or indirectly, day-to-day management and operational control of the Borrowers; (ii) the failure by the Borrowers to own or hold, directly or indirectly, all of the interests granted to Borrowers pursuant to certain hydrocarbon licenses designated in the credit facility agreement; or (iii) (a) Mr. Mitchell ceases for any reason to be the executive chairman of our board of directors at any time, (b) Mr. Mitchell and certain of his affiliates cease to own of record and beneficially at least 35% of our common shares; or (c) any person, group or company, excluding Mr. Mitchell and certain of his affiliates, shall become, or obtain rights to become, the beneficial owner of more than 35% of our outstanding common shares entitled to vote for members of our board of directors on a fully-diluted basis. Provided that, if Mr. Mitchell ceases to be executive chairman of our board of directors by reason of his death or disability, such event shall not constitute a matured event of default unless we have not appointed a successor reasonably acceptable to the lenders within 60 days of the occurrence of such event. If an event of default shall occur and be continuing, all loans under the credit facility will bear an additional interest rate of 2.0% per annum. In the case of an event of default upon bankruptcy or insolvency, all amounts payable under the credit facility become immediately due and payable. In the case of any other event of default, all amounts due under the credit facility may be accelerated by the lenders or the administrative agent. Borrowers have certain rights to cure an event of default arising from a violation of the interest coverage ratio or leverage ratio by obtaining cash equity or loans from us.

Pursuant to the credit facility, PEMI entered into zero cost collars with Standard Bank Plc and BNP Paribas, which hedge the price of oil during 2010, 2011 and 2012 under the following terms:

Year	Quantity (bbl/day)	Average Minimum Price (per bbl)	Average Maximum Price (per bbl)

2010	800	$61.50	$89.125

2011	700	$61.50	$102.00

2012	600	$61.50	$109.825

We expect to have sufficient cash, cash equivalents, availability under the credit facility and cash flow from operations to fund our operations for at least the next twelve months. However, we may not have sufficient funds to conduct our planned exploration and development activities beyond December 2010.

Contractual Obligations

There have been no material changes to our contractual obligations at September 30, 2009 compared to contractual obligations at December 31, 2008.

Off-Balance Sheet Arrangements

We did not have any off-balance sheet arrangements at December 31, 2008.

BUSINESS

Development of Our Business

We are a vertically integrated, international oil and gas company engaged in the acquisition, development, exploration, and production of crude oil and natural gas. We hold interests in developed and undeveloped oil and gas properties in Turkey, Morocco, Romania, and California. In addition, we provide oilfield services and contract drilling services to third parties in Turkey and plan to provide similar services in Morocco.

Strategic Transformation. We underwent a strategic transformation during 2008 as a result of a series of transactions with N. Malone Mitchell, 3rd, chairman of our board of directors. Mr. Mitchell founded Riata Energy, Inc. in 1985 and built it into one of the largest privately held oil and gas producers in the United States. In 2006, Mr. Mitchell sold his controlling interest in Riata Energy, Inc. (now Sandridge Energy, Inc.) and founded a group of companies that are primarily focused on investing in international energy opportunities.

In March 2008, we announced that we had entered into a strategic relationship with Riata, an entity owned by Mr. Mitchell and his wife. Our initial arrangements with Riata included an equity investment into us, the replacement of our farm-in partner in both of our Moroccan properties, the extension of a short term credit facility to us to repay our outstanding short-term debt, and the provision of technical and management expertise to assist us in successfully developing and expanding our international portfolio of projects.

During the second quarter of 2008, we completed a two-stage private placement issuing 35,000,000 common shares to Riata TransAtlantic, Dalea and certain friends and family of Mr. Mitchell, for aggregate gross proceeds of Cdn$12 million. Mr. Mitchell is a manager of, and has sole voting and dispositive power over, the common shares held by Riata TransAtlantic, and Mr. Mitchell also owns and controls Dalea. We used the net proceeds to pay off all of our short-term debt, to fund international exploration activities and for general corporate purposes. Longe, an entity that was indirectly owned by Mr. Mitchell, his wife and children, replaced our prior farm-in partner in our Moroccan properties. In addition, Mr. Mitchell and Matthew McCann, general counsel for Riata, were designated by Riata and elected to our board of directors in connection with the private placement. Mr. Mitchell serves as chairman of our board of directors, and Mr. McCann also serves as our chief executive officer.

In the third quarter of 2008, we changed our operating strategy from a prospect generator to a vertically integrated project developer. To execute this new strategy, in December 2008, we acquired 100% of the issued and outstanding shares of Longe from Longfellow, an entity indirectly owned by Mr. Mitchell, his wife and children, in consideration for the issuance of 39,583,333 common shares and 10,000,000 common share purchase warrants. Concurrently, we issued 35,416,667 common shares in a private placement with Dalea, Riata TransAtlantic, Mr. McCann and other purchasers that have business or familial relationships with Mr. Mitchell, for gross proceeds of $42.5 million. Longe owns interests in our Moroccan properties and four drilling rigs, as well as associated service equipment, tubulars and supplies. Immediately after the Longe acquisition, we purchased an additional $8.3 million in drilling and service equipment, tubulars and supplies from Viking, an entity in which Dalea owns 85%, at Viking’s cost.

We anticipate that ownership of our own drilling rigs and service equipment will enable us to lower drilling and operating costs over the long term and control timing for development of our properties, thereby providing a competitive advantage. In addition, we expect that ownership of the drilling rigs will allow us to achieve operational capabilities in each country in which we operate. Because the availability of drilling rigs and service equipment is limited in Turkey, Morocco and Romania, we also anticipate that ownership of our own drilling rigs and service equipment will create opportunities to increase acreage in each country in which we operate by drilling to earn interests in existing third party licenses. When the rigs and equipment are not operating on our properties, we expect to use them to provide drilling and oilfield services to third parties, creating additional opportunities.

Incremental Acquisition. In the first quarter of 2009, we acquired Incremental through our wholly-owned subsidiary, TransAtlantic Australia. We announced our intention to make an all cash takeover offer to acquire all of the outstanding shares of Incremental in the fourth quarter of 2008. The offer expired on March 6, 2009 and Incremental delisted from the Australian Stock Exchange on March 26, 2009. At March 31, 2009, we owned approximately 96% of Incremental’s outstanding common shares. We completed the acquisition of the remaining 4% of Incremental’s outstanding common shares through an Australian statutory procedure on April 20, 2009. The acquisition of Incremental expanded our rig fleet and increased our workforce of highly qualified field staff, engineers and geologists in Turkey, one of our target countries. Through the Incremental acquisition, we acquired Turkish properties including the producing Selmo oil field, the Edirne gas field and additional exploration acreage. We also acquired three prospects in California.

Through the Incremental acquisition, we acquired a 100% working interest in a production lease in the Selmo oil field in southeastern Turkey. Situated on the northern edge of the Zagros fold belt of Iran and Iraq in southeast Turkey, Selmo has produced approximately 83 million barrels of oil to date. During the third quarter of 2009, our interest in the Selmo field produced 137,400 barrels of crude oil at an average rate of 1,494 barrels per day.

Through the Incremental acquisition, we acquired a 55% working interest in an exploration license in the Edirne gas field located in the Thrace Basin in northwestern Turkey. We are constructing a gathering system and facilities in the Thrace Basin necessary to begin selling natural gas from our discoveries in the Edirne gas field. We expect construction to be completed in mid-January 2010. On December 15, 2009, we entered into a five year gas sales agreement pursuant to which a natural gas distributor in Turkey agreed to purchase all of our gas production from the Edirne field. We will sell the gas at a price equal to a 15% discount to the Industrial Interruptible Tariff benchmark set by BOTAS. We expect our gas in the Edirne field to come online by the end of January 2010 with net production to us exceeding 5.5 million cubic feet of natural gas per day starting in the first quarter of 2010. Once gas sales commence, we plan to resume drilling in the Thrace Basin, with five wells planned and an additional two wells under consideration. We are presently acquiring an additional 100 square kilometers of 3D seismic on the western portion of the Edirne license using our own seismic equipment.

Through the Incremental acquisition, we acquired a 100% working interest in License 4262, covering 2,805 acres in southeastern Turkey, a 100% working interest in four exploration licenses in Midyat in southeastern Turkey covering approximately 460,400 acres and a 50% working interest in eight exploration licenses in the Tuz Golu basin in central Turkey covering approximately 870,000 acres.

In addition, through the Incremental acquisition, we acquired interests in three projects in the San Joaquin Valley in central California. We own a non-operated working interest in the Kettleman Middle Dome Unit. This unit produces approximately 125 gross barrels of oil per day along with small amounts of associated natural gas. We own a 5% interest in five existing wells on the Kettleman Middle Dome Unit (three are currently producing). On all new projects and well proposals submitted and completed after May 16, 2008, we will own a 10% non-operated working interest. In addition, we drilled two wells under our McFlurrey farm-out in March and April 2009, paying 100% of the cost. We tested the first well and determined it was non-commercial. Based on these results, we did not test the second well. We also own a 50% interest in the South East Kettleman North Dome oil field. We are currently exploring our options to divest the McFlurrey and South East Kettleman North Dome projects.

Sale of Common Shares. On June 22, 2009, we closed a Regulation S offering of common shares outside the United States and a concurrent Regulation D private placement of common shares inside the United States to accredited investors. In the aggregate, we sold 98,377,300 common shares at a price of Cdn$1.65 per common share, raising gross proceeds of approximately $143.1 million. Of the 98,377,300 common shares sold, 41,818,000 common shares were offered and sold by us to Dalea. We used $61.8 million of the net proceeds towards paying off a credit agreement with Dalea. The remaining portion of the net proceeds was used to fund our exploration and development activities and for general corporate purposes. In connection with these offerings, we entered into a registration rights agreement providing for the registration of up to 98,377,300 common shares issued in these offerings, of which 55,544,300 shares have been registered for resale under the Securities Act.

EOT Acquisition. On July 23, 2009, our wholly-owned subsidiary, TransAtlantic Worldwide Ltd., acquired all of the ownership interests in EOT for total consideration of $7.8 million. EOT’s assets include a 50% interest in License 3118, interests in ten other exploration licenses in southern and southeastern Turkey, inventory and seismic data. License 3118, which covers approximately 96,000 acres (389 square kilometers), is located near the city of Diyarbakir in southeastern Turkey. In April and September 2008, EOT participated in the drilling of the Arpatepe-1 and Arpatepe-2 wells on License 3118, which represent Turkey’s first and second economic discoveries of crude oil from deeper, onshore Paleozoic sandstone formations. The wells, which flowed naturally and were not stimulated, had initial production rates of 440 and 190 gross barrels of oil per day, respectively, from limited perforations. At December 16, 2009, the wells were producing an aggregate of approximately 60 gross barrels of oil per day.

Continuance to Bermuda. Effective October 1, 2009, we continued to the jurisdiction of Bermuda under the Companies Act 1981 of Bermuda from the Province of Alberta and changed our name from TransAtlantic Petroleum Corp. to TransAtlantic Petroleum Ltd. Our shareholders approved the continuance by a special resolution at a special meeting of shareholders held on July 14, 2009. In connection with the continuance, each of our common shares became and remained a common share of TransAtlantic Petroleum Ltd., and we became subject to the laws of Bermuda as if we had originally been incorporated under the Companies Act 1981 of Bermuda. We believe that continuing our company to Bermuda will be beneficial to us and our shareholders because we will receive more favorable tax treatment in Bermuda.

Offering of Common Shares. On November 24, 2009, we closed a Regulation S offering of common shares outside the United States and a concurrent Regulation D private placement of common shares inside the United States to accredited investors. In the aggregate, we sold 48,298,790 common shares at a price of Cdn$2.35 per common share, raising gross proceeds of approximately Cdn$113.5 million. Of the 48,298,790 common shares sold, we offered and sold 4,255,400 common shares to Dalea. We intend to use approximately Cdn$87.3 million of the net proceeds towards our 2010 capital expenditure program, including approximately Cdn$12.8 million for the acquisition of equipment, approximately Cdn$47.9 million for the drilling of exploration wells in Turkey, Morocco and Romania and approximately Cdn$26.6 million for the drilling of development wells (including well infrastructure) in the Selmo field and the Thrace Basin. The remaining net proceeds from the offerings will be used for general corporate purposes, which may include the acquisition of other equipment which is not currently included in our 2010 capital expenditure program, the expansion of our drilling program in 2010, additional corporate or property acquisitions or the repayment of approximately $6 million in debt relating to the acquisition of a drilling rig in July 2009. In connection with these offerings, we entered into a registration rights agreement providing for the registration of up to 48,298,790 common shares issued in these offerings. Concurrently with the offerings, we completed a Regulation D private placement to two accredited investors in the United States of 750,000 common shares at Cdn$2.35 per common share for gross proceeds to us of approximately Cdn$1.76 million. See “Description of Capital Stock—Registration Rights of Selling Shareholders.” This prospectus does not offer for sale any common shares beneficially owned by Dalea.

Credit Facility. On December 21, 2009, the Borrowers entered into a three year senior credit facility with Standard Bank Plc and BNP Paribas (Suisse) SA. The credit facility is guaranteed by us and the Guarantors. The initial borrowing base under the credit facility is $30 million, subject to redetermination from time to time. Loans under the credit facility will accrue interest at a rate of three months LIBOR plus 6.25% per annum. We intend to use the credit facility to finance a portion of the development of our oil and gas properties in Turkey, acquisitions and for general corporate and working capital purposes. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

Current Activities. Our current activities are focused on integrating the acquisitions of Incremental and EOT and developing our oil and gas properties in Turkey, Morocco, Romania and California. Our success will depend in part on discovering hydrocarbons in commercial quantities and then bringing these discoveries into production. We are currently engaged in the following drilling and exploration activities:

Turkey

•	Drilling the S-58 development well on the Selmo oil field

•	Sidetracking the S-44 well on the Selmo oil field

•	Completing construction of a gas gathering facility to bring Edirne gas field production online

Morocco

•	Drilling the HKE-1 exploratory well on the Ouezzane-Tissa permits

Romania

•	Testing and completing the re-development wells on the Izvoru, Vanatori and Marsa licenses

•	Drilling exploratory wells on the Sud Craiova license

Planned 2010 Activities. We are in the process of finalizing our capital expenditure budget for 2010. Capital expenditures for 2010 are expected to range between $115 million and $135 million. Our projected 2010 capital budget is subject to change. We currently plan to execute on the following drilling and exploration activities in 2010:

Turkey

•	Drill 18 or more development wells on the Selmo oil field, including 1 well to test deeper horizons

•	Drill 1 salt water disposal well on the Selmo oil field

•	Drill 6 or more appraisal and exploration wells on the Arpatepe oil field

•	Drill up to an additional 14 appraisal and exploration wells on the Edirne gas field, upon completion of the first 5 appraisal and exploration wells

•	Drill 5 exploration wells on other licenses

Morocco

•	Drill the BTK-1 exploratory well on the Tselfat permit

•	Drill 1 exploratory well on the Asilah permits

•	Drill 2 additional exploratory wells on the Tselfat permit

•	Drill 1 exploratory well on the Guercif permits

Romania

•	Drill 1 exploratory well on the Izvoru license

•	Drill 3 exploratory wells on the Sud Craiova license, contingent on results from prior wells

Turkey. We began 2009 with twelve exploration licenses in Turkey. We currently hold interests in 32 exploration licenses and one production lease covering a total of 3.3 million gross acres (2.4 million net acres) in Turkey.

Through the EOT acquisition, we acquired a 50% interest in License 3118 and interests in ten other exploration licenses in southern and southeastern Turkey. License 3118, which covers approximately 96,000 acres (389 square kilometers), is located near the city of Diyarbakir in southeastern Turkey. In April and September 2008, EOT participated in the drilling of the Arpatepe-1 and Arpatepe-2 wells on License 3118, which represent Turkey’s first and second economic discoveries of crude oil from deeper, onshore Paleozoic sandstone formations. The wells, which flowed naturally and were not stimulated, had initial production rates of 440 and 190 gross barrels per day, respectively, from limited perforations. At December 16, 2009, the wells were producing an aggregate of approximately 60 gross barrels of oil per day.

Through the Incremental acquisition, we acquired a 100% working interest in a production lease in the Selmo oil field in southeastern Turkey. During the third quarter of 2009, our interest in the Selmo field produced 137,400 barrels of crude oil at an average rate of 1,494 barrels per day. We have limited current production, and substantially all of our crude oil production is concentrated in the Selmo field. A Turkish government-owned oil and gas company purchases all of our crude oil production from the Selmo field.

We also acquired a 55% interest in an exploration license in the Edirne gas field in the Thrace Basin on which there have been drilled eight successful shallow gas wells. We drilled the Kirmizihoyuk-1 well and the Kusey Ikihoyuk-1 well on the Edirne license (55% interest) in the Thrace Basin and successfully tested two other wells on the Edirne license. On December 15, 2009, we entered into a five year gas sales agreement pursuant to which a natural gas distributor in Turkey agreed to purchase all of our gas production from the Edirne field. We will sell the gas at a price equal to a 15% discount to the Industrial Interruptible Tariff benchmark set by BOTAS. We expect our gas in the Edirne field to come online by the end of January 2010 with net production to us exceeding 5.5 million cubic feet of natural gas per day starting in the first quarter of 2010. We have drilled and completed the S-53 well, S-54 well and S-62 well in the Selmo field, and they are now in production. We are currently drilling the S-58 well and plan to commence a five-well drilling program on the Edirne license in the Thrace Basin in the first quarter of 2010.

With the acquisition of Incremental, we now own 100% of License 4262, covering 2,805 acres (12 square kilometers) in southeastern Turkey. We drilled the Atesler well on License 4262 to a depth of 10,851 feet. We tested the Atesler well in early August 2009 and determined that the well is non-commercial and would be plugged and abandoned. With the acquisition of Incremental, we also own 100% of four additional exploration licenses covering approximately 460,400 acres (1,863 square kilometers) located in Midyat in southeastern Turkey. Also as part of the Incremental acquisition, we acquired a 100% interest in eight licenses south of the city of Ankara in the Tuz Golu Basin, and have transferred 50% of the interest to another company. These licenses are in a large, relatively unexplored basin.

Separately, we pursued the acquisition of other licenses in southeastern Turkey. In April 2009, we farmed-in to one license for cash consideration and the obligation to carry a 10% interest in the first well drilled to earn 90% interest in License 4325. We also applied to the Turkish General Directorate of Petroleum Affairs (the “GDPA”) and in August 2008 were awarded six licenses in the Malatya area. We paid a party who will be a 10% participant in these licenses cash consideration and agreed that party would back-in after payout for 10% in the first well to be drilled on these licenses.

In July 2007, we were awarded three additional onshore exploration licenses, Blocks 4268, 4269 and 4270, all of which are in southeastern Turkey on the border with Iraq. These licenses will also involve a work program, including technical studies, reprocessing of data and contingent plans for drilling wells. We are the operator and 100% working interest owner of these licenses.

In June 2006, we were awarded three onshore exploration licenses in southeastern Turkey. Two of the licenses, Block 4173 and Block 4174, are located near Bismil on the Tigris River. In March 2008, we farmed-out 75% of our working interest in Blocks 4173 and 4174 to EOT. In exchange for a 75% interest in the exploration licenses, EOT drilled an exploration well at its cost to test the Bedinan Ordivician formation (approximately 3,700 meters) on one of the licenses. The well encountered mechanical difficulties shortly after encountering the target formation and was abandoned. Through the acquisition of EOT in July 2009, we are the operator and 100% working interest owner of Blocks 4173 and 4174. We plan to re-enter a previously drilled well on Block 4174 and deepen it in January 2010.

The third license, Block 4175, is located near Cizre about 60 kilometers from the Iraq border. In the first quarter of 2009, we completed a 105 kilometers 2D seismic shoot over the license. We have conducted an initial work program of detailed fieldwork and geochemical analysis on this license. We plan to drill the initial well on Block 4175 in the first half of 2010. We are the operator and 100% working interest owner of Block 4175.

In December 2008, we leased an equipment yard in Diyarbakir and started shipping tubulars, drilling equipment and supplies into the country in support of our planned drilling activities. With the acquisition of Incremental, we acquired a second yard at Selmo and have since purchased acreage and started an equipment yard on the Edirne license to support drilling activities in the Thrace Basin.

Morocco. We own interests in ten exploration permits in Morocco. We were awarded two Guercif exploration permits effective January 2, 2008. These permits expire in January 2011. Our Tselfat exploration permit was awarded to us in May 2006 and expires in July 2010. We are the operator and 80% working owner of the Guercif permits, and we are the operator and 100% working interest owner in the Tselfat permit. As part of our Guercif work program, we re-entered, logged and tested the MSD-1 well, which we completed in the fourth quarter of 2008. The logs and test failed to establish the presence of hydrocarbons. We are committed to drill another well before the end of 2010 and will carry the 20% owner in the Guercif license in that well. As part of our Tselfat work program, in the second quarter of 2008, we completed a 3D seismic survey over a portion of the Tselfat permit. We drilled the HR-33bis well in the Haricha field on the Tselfat exploration permit to help assess whether there is the opportunity for redevelopment of the previously produced but abandoned Haricha field. We tested the two lower zones and are evaluating the results. We plan to complete our evaluation of these zones and test two additional zones in early 2010. We are planning to drill at least two additional shallow exploration wells and one deeper exploration well on the Tselfat permit in 2010.

In July 2008, we agreed to farm-in to five Ouezzane-Tissa and two Asilah exploration permits held by Direct Petroleum Morocco, Inc. and Anschutz Morocco Corporation (collectively, “Direct”) in northern Morocco. The Direct exploration permits cover seven blocks with a combined area of 3,036,068 acres (12,287 square kilometers). Under the farm-in agreement, we will earn a 50% interest in the Ouezzane-Tissa and Asilah exploration permits by carrying Direct for 100% of the costs of drilling three wells on the Ouezzane-Tissa and Asilah permits. If one of the three wells is a commercial success, as defined in the farm-in agreement, then we would carry Direct in the drilling of a fourth well. We became the operator of the Ouezzane-Tissa and Asilah exploration permits after receiving government approval. The Ouezzane-Tissa permits expire in August 2010, and the Asilah permits expire in May 2012. We drilled our first well on the Ouezzane-Tissa exploration permit, the OZW-1. Due to mechanical difficulties encountered on the OZW-1 well, management intends to plug and abandon the well. We are currently drilling at our cost our second well on the Ouezzane-Tissa exploration permit, the HKE-1 well. We conducted a 2D seismic survey in late 2008 and acquired 200 kilometers of 2D seismic over the Asilah permits, and in 2009, we acquired an additional approximately 90 kilometers of 2D seismic on the Asilah permits. We are evaluating the data for a planned well on the Asilah permits in 2010.

During 2008, we leased an equipment yard and shipped one drilling rig, tubulars and supplies into the country in support of our planned drilling activities. We shipped a second drilling rig to Morocco in the first quarter of 2009.

Romania. We hold three production licenses in Romania which expire in August 2010. We are the operator and 100% working interest owner in the licenses. In 2009, we drilled the Delta and Beta wells on the Izvoru license and one well on each of the Marsa and Vanatori licenses. We are currently testing the Beta well.

In June 2009, we finalized our previously announced agreement with Sterling Resources Ltd. (“Sterling”) to farm-in to Sterling’s Sud Craiova Block E III-7, covering 1.5 million acres (6,070 square kilometers) in western Romania. In exchange for a 50% working interest, we agreed to drill three exploration wells on the Sud Craiova license, each to a depth of approximately 3,280 feet (1,000 meters). At casing point in each well, we and Sterling will each elect whether to proceed to completion and will each bear our proportionate share of completion and infrastructure costs. Sterling will remain the operator of the Sud Craiova license. We began drilling the first of the three wells at our cost on the Sud Craiova license in November 2009.

During 2008, we leased an equipment yard and shipped tubulars, drilling equipment and supplies into the country in support of our planned drilling activities. We contracted with a third party to drill our initial seven-well program in Romania rather than drilling with our own rig.

United States. With the acquisition of Incremental, we acquired interests in three projects in the San Joaquin Valley in central California: two farm-outs and a small non-operated working interest in a producing field. Incremental acquired these projects in May 2008.

We own a non-operated working interest in the Kettleman Middle Dome Unit operated by Exaro Energy, LLC and located in Kings County California. This unit produces approximately 125 gross barrels of oil per day along with small amounts of associated natural gas. We own a 5% interest in five existing wells on the Kettleman Middle Dome Unit (three are currently producing). On all new projects and well proposals submitted and completed after May 16, 2008, we will own a 10% non-operated working interest. The operator plans to recomplete two of the five wells located in the unit. Plans for further development will be addressed after the results of the two recompletions are evaluated.

Our McFlurrey farm-out covers 9,100 net acres of leasehold in Kings, Fresno and Kerns counties in California. We operate and will earn a 50% interest in exchange for drilling four exploratory wells, building a gas pipeline and acquiring some 3D seismic. We drilled the first two wells in March and April 2009, paying 100% of the cost. We tested the first well and determined it was non-commercial. Based on these results, we did not test the second well.

We own a 50% interest in the South East Kettleman North Dome oil field. The South East Kettleman North Dome farm-out covers 1,155 net acres of leasehold in Kings County, northeast of the McFlurrey farm-out. The acreage is held by production from the Kettleman Middle Dome which directly offsets the South East Kettleman North Dome to the south. We are currently exploring our options to divest the McFlurrey and South East Kettleman North Dome projects.

Principal Capital Expenditures and Divestitures

The following table sets forth our principal capital expenditures during 2008 and for the nine months ended September 30, 2009 (in thousands of dollars):

Expenditure Type	Fiscal Year Ended December 31, 2008	Nine Months Ended September 30, 2009
Property acquisition	$1.7	$33.0
Drilling services and other equipment	40.9	48.6

Subtotal	42.6	81.6

Acquisition of Incremental Petroleum Limited	—	57.7

Total Capital Expenditures and Divestitures	$42.6	$139.3

There were no capital divestures during 2008 or for the nine months ended September 30, 2009.

Principal Markets

In accordance with FASB Accounting Standards Codification Topic 280, Segment Reporting (“ASC Topic 280”) (formerly SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information), we have two reportable operating segments, exploration and production of oil and natural gas (“E&P”) and drilling services, within three reportable geographic segments: Romania, Turkey and Morocco. Segment assets, net revenues and net loss in each of our reportable segments are as follows:

	Corporate and Other	Morocco	Romania	Turkey	Total
	(in thousands)
2009
Segment assets as at September 30,	$22,923	$61,110	$12,603	$144,765	$241,401

Three months ended September 30,
Total revenues	49	—	—	9,209	9,258
Net loss (profit) attributable to TransAtlantic Petroleum Ltd	4,104	5,085	675	3,279	13,143

Nine months ended September 30,
Total revenues	68	—	—	17,977	18,045
Net loss attributable to TransAtlantic Petroleum Ltd.	12,040	10,495	5,625	5,370	33,530

2008
Segment assets as at December 31,	$39,480	$27,591	$3,953	$10,230	$81,254

Three months ended September 30,
Total revenues	34	—	—	—	34
Net loss (profit)	958	288	237	—	1,483

Nine months ended September 30,
Total revenues	95	—	—	—	95
Net loss (profit)	3,267	(419)	630	—	3,478

	E&P	Drilling Services	Corporate and Other	Total
	(in thousands)
2009
Segment assets as at September 30,	$169,145	$52,588	$19,668	$241,401

Three months ended September 30,
Total revenues	9,054	204	—	9,258
Net loss	7,982	2,688	2,473	13,143

Nine months ended September 30,
Total revenues	17,757	288	—	18,045
Net loss	17,028	6,093	10,409	33,530

2008
Segment assets as at December 31,	$14,334	$35,749	$31,171	$81,254

Three months ended September 30,
Total revenues	34	—	—	34
Net loss	48	—	1,435	1,483

Nine months ended September 30,
Total revenues	95	—	—	95
Net loss	33	—	3,445	3,478

Competition

We operate in the highly competitive areas of oil and gas exploration, development and acquisition with a substantial number of other companies, including U.S.-based and foreign companies doing business in each of the countries in which we operate. We face intense competition from independent, technology-driven companies as well as from both major and other independent oil and gas companies in each of the following areas:

•	seeking oil and gas exploration licenses and production licenses and leases;

•	acquiring desirable producing properties or new leases for future exploration;

•	marketing natural gas and oil production;

•	integrating new technologies; and

•	acquiring the equipment and expertise necessary to develop and operate properties.

Many of our competitors have substantially greater financial, managerial, technological and other resources than we do. These companies are able to pay more for exploratory prospects and productive oil and gas properties than we can. To the extent competitors are able to pay more for properties than we are paying, we will be at a competitive disadvantage. Further, many of our competitors enjoy technological advantages over us and may be able to implement new technologies more rapidly than we can. Our ability to explore for natural gas and oil prospects and to acquire additional properties in the future will depend upon our ability to successfully conduct operations, implement advanced technologies, evaluate and select suitable properties and consummate transactions in this highly competitive environment.

Governmental Regulations

Government Regulation. Our current or future operations, including exploration and development activities on our properties, require permits from various governmental authorities, and such operations are and will be governed by laws and regulations governing exploration, development, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, land use, environmental protection and other matters. Compliance with these requirements may prove to be difficult and expensive. Due to our international operations, we are subject to the following issues and uncertainties that can affect our operations adversely:

•	the risk of expropriation, nationalization, war, revolution, border disputes, renegotiation or modification of existing contracts, and import, export and transportation regulations and tariffs;

•	taxation policies, including royalty and tax increases and retroactive tax claims;

•	exchange controls, currency fluctuations and other uncertainties arising out of foreign government sovereignty over international operations;

•	laws and policies of the United States affecting foreign trade, taxation and investment;

•

the possibility of being subjected to the exclusive jurisdiction of foreign courts in connection with legal disputes and the possible inability to subject foreign persons to the jurisdiction of courts in the United States; and

•	the possibility of restrictions on repatriation of earnings or capital from foreign countries.

Permits and Licenses. In order to carry out exploration and development of oil and gas interests or to place these into commercial production, we may require certain licenses and permits from various governmental authorities. There can be no guarantee that we will be able to obtain all necessary licenses and permits that may be required. In addition, such licenses and permits are subject to change and there can be no assurances that any application to renew any existing licenses or permits will be approved.

Repatriation of Earnings. Currently, there are no restrictions on the repatriation of earnings or capital to foreign entities from Turkey, Morocco or Romania. However, there can be no assurance that any such restrictions on repatriation of earnings or capital from the aforementioned countries or any other country where we may invest will not be imposed in the future. We may be liable for payment of taxes upon repatriation of certain earnings from the aforementioned countries.

Environmental. The oil and natural gas industry is subject to extensive and varying environmental regulations in each of the jurisdictions in which we may operate. Environmental regulations establish standards respecting health, safety and environmental matters and place restrictions and prohibitions on emissions of various substances produced concurrently with oil and natural gas. In most instances, the regulatory requirements relate to the handling and disposal of drilling and production waste products and waste created by water and air pollution control procedures. These regulations can have an impact on the selection of drilling locations and facilities, potentially resulting in increased capital expenditures. In addition, environmental legislation may require those wells and production facilities to be abandoned and sites reclaimed to the satisfaction of local authorities. Such regulation has increased the cost of planning, designing, drilling, operating and in some instances, abandoning wells. We are committed to complying with environmental and operation legislation wherever we operate.

Such laws and regulations not only expose us to liability for our own negligence, but may also expose us to liability for the conduct of others or for our actions that were in compliance with all applicable laws at the time those actions were taken. We may incur significant costs as a result of environmental accidents, such as oil spills, natural gas leaks, ruptures, or discharges of hazardous materials into the environment, including clean-up costs and fines or penalties. Additionally, we may incur significant costs in order to comply with environmental laws and regulations and may be forced to pay fines or penalties if we do not comply.

Employees

As of December 15, 2009, we employed approximately 470 people and, through a service agreement with Longfellow, Viking, Longe, MedOil Supply, LLC and Riata, contracted for the services of approximately 55 additional people. As of December 15, 2009, approximately 58 of our employees that are employed by one of our Turkish subsidiaries are represented by collective bargaining agreements with the Turkish Employers Association of Chemical, Oil and Plastic Industries (KIPLAS) and the Petroleum, Chemical and Rubber Workers Union of Turkey (PETROL-IS). This agreement will terminate in January 2010. We intend to begin renegotiating the agreement in early January 2010. We consider our union and employee relations to be satisfactory.

Formation

We were incorporated under the laws of British Columbia, Canada on October 1, 1985 under the name Profco Resources Ltd. and continued to the jurisdiction of Alberta, Canada under the Business Corporations Act (Alberta) on June 10, 1997. Effective December 2, 1998, we changed our name to TransAtlantic Petroleum Corp. Effective October 1, 2009, we continued to the jurisdiction of Bermuda under the Companies Act 1981 of Bermuda under the name “TransAtlantic Petroleum Ltd.”

PROPERTIES

Turkey

General. We began 2009 with interests in twelve exploration licenses in Turkey. We currently hold interests in 32 exploration licenses and one production lease covering a total of 3.3 million gross acres (2.4 million net acres) in Turkey.

Blocks 4173, 4174 and 4175. In June 2006, we were awarded three onshore exploration licenses in southeastern Turkey. The three licenses together cover a total of 162,762 acres (660 square kilometers) and expire in June 2010. These licenses were awarded to us based on our commitment to perform certain work programs for each of the respective areas. Additional commitments to shoot seismic or drill wells will be contingent on the results from the initial work programs.

Two of the licenses, Block 4173 and Block 4174, are located near Bismil on the Tigris River. Our primary target is an under explored Palaeozoic play at a depth of approximately 9,800 feet. The work program involves conducting geochemical studies and reprocessing existing 2D seismic data, and based on these results additional 2D seismic may be shot or a well drilled. In March 2008, we farmed-out 75% of our working interest in Blocks 4173 and 4174 to EOT. In exchange for a 75% interest in the exploration licenses, EOT drilled an exploration well at its cost before the end of 2008 to test the Bedinan Ordivician formation (approximately 3,700 meters) on one of the licenses. The well encountered mechanical difficulties shortly after encountering the target formation and was abandoned. Through the acquisition of EOT in July 2009, we are the operator and 100% working interest owner of Blocks 4173 and 4174. We plan to re-enter a previously drilled well on Block 4174 and deepen it in January 2010.

The third license, Block 4175, is located near Cizre about 60 kilometers from the Iraq border. The target is a deep sub-thrust play similar to the major Iraqi and Iranian Zagros fields to the south. In the first quarter of 2009, we completed a 105 kilometers 2D seismic shoot over the license. We have conducted an initial work program of detailed fieldwork and geochemical analysis on this license. We plan to drill the initial well on Block 4175 in the first half of 2010. We are the operator and 100% working interest owner of Block 4175.

Blocks 4268, 4269 and 4270. In July 2007, we were awarded three additional onshore exploration licenses, Blocks 4268, 4269 and 4270, all of which are in southeastern Turkey on the border with Iraq. The three licenses cover a total of 334,600 acres (1,354 square kilometers) and expire in June 2010, but can be extended for an additional year by posting a $50,000 bond. These licenses will also involve a work program, including technical studies, reprocessing of data and contingent plans for drilling wells. We are the operator and 100% working interest owner of these licenses.

Malatya Blocks. In August 2008, we acquired exploration licenses on Blocks 4572, 4573, 4574, 4575, 4576 and 4577 covering 733,901 acres (2,970 square kilometers) in the Malatya area of south-central Turkey. We paid a party who will be a 10% participant in these licenses cash consideration and agreed that party would back-in after payout for 10% in the first well to be drilled on these licenses. We are the operator and 90% working interest owner of these licenses, which expire in August 2012.

Selmo Production Lease. Through the Incremental acquisition, we acquired a production lease in the Selmo oil field on Block 829. The lease covers 8,886 acres (36 square kilometers) in southeastern Turkey. We have drilled the S-53 well, S-54 well and S-62 well in the Selmo field, and they are now in production. We are currently drilling the S-58 well. We are the operator and 100% working interest owner in the Selmo production lease. During the third quarter of 2009, our interest in the Selmo field produced 137,400 barrels of crude oil at an average rate of 1,494 barrels per day.

Edirne License. Through the Incremental acquisition, we acquired an interest in an exploration license in the Edirne gas field on Block 3839, covering 119,125 acres (482 square kilometers) in the Thrace Basin of northwestern Turkey, on which there have been drilled eight successful shallow gas wells. We drilled the

Kirmizihoyuk-1 well and the Kusey Ikihoyuk-1 well on the Edirne license and successfully tested two other wells on the license. On December 15, 2009, we entered into a five year gas sales agreement pursuant to which a natural gas distributor in Turkey agreed to purchase all of our gas production from the Edirne field. We will sell the gas at a price equal to a 15% discount to the Industrial Interruptible Tariff benchmark set by BOTAS. We expect our gas in the Edirne field to come online by the end of January 2010 with net production to us exceeding 5.5 million cubic feet of natural gas per day starting the first quarter of 2010. We plan to commence a five-well drilling program on the Edirne license in the Thrace Basin in the first quarter of 2010. We are the operator and 55% working interest owner in the Edirne license.

Block 4262. Through the Incremental acquisition, we acquired an exploration license on Block 4262, covering 2,805 acres (12 square kilometers) in southeastern Turkey. We drilled the Atesler well on Block 4262 to a depth of 10,851 feet. We tested the Atesler well in early August 2009 and determined that the well is non-commercial and would be plugged and abandoned. We are the operator and 100% working interest owner in this license, which expires in March 2011.

Tuz Golu Blocks. Through the Incremental acquisition, we acquired exploration licenses on Blocks 4310, 4311, 4314, 4315, 4316, 4317, 4342 and 4344 covering 870,000 acres (3,521 square kilometers) south of Ankara in central Turkey in the Tuz Golu Basin. These licenses are in a large, relatively unexplored basin and expire in May 2012. We are the operator and 50% working interest owner in these licenses.

Midyat Blocks. Through the Incremental acquisition, we acquired exploration licenses on Blocks 3969, 3970, 3971 and 3972 covering 460,400 acres (1,863 square kilometers) in southeastern Turkey. These licenses expire in November 2010. We are the operator and 100% working interest owner in these licenses.

Block 4325. In April 2009, we farmed-in to an exploration license on Block 4325 for cash consideration and the obligation to carry a 10% interest in the first well drilled to earn 90% interest in the license. Block 4325 covers 122,246 acres (495 square kilometers) in south-central Turkey. We are the operator of the license, which expires in February 2012.

License 3118. Through the EOT acquisition, we acquired a 50% interest in License 3118 and interests in ten other exploration licenses in southern and southeastern Turkey. License 3118, which covers approximately 96,000 acres (389 square kilometers), is located near the city of Diyarbakir in southeastern Turkey. In April and September 2008, EOT participated in the drilling of the Arpatepe-1 and Arpatepe-2 wells on License 3118, which represent Turkey’s first and second economic discoveries of crude oil from deeper, onshore Paleozoic sandstone formations. The wells, which flowed naturally and were not stimulated, had initial production rates of 440 and 190 gross barrels per day, respectively, from limited perforations. At December 16, 2009, the wells were producing an aggregate of approximately 60 gross barrels per day.

Other. In December 2008, we leased an equipment yard in Diyarbakir and started shipping tubulars, drilling equipment and supplies into the country in support of our planned drilling activities. With the acquisition of Incremental, we acquired a second yard at Selmo and have since purchased acreage and started an equipment yard on the Edirne license to support the Thrace Basin drilling activities.

Incremental had total net proved reserves of 9.51 MMboe at Selmo and the Edirne gas field as of December 31, 2008.

Commercial Terms. Turkey’s fiscal regime for oil and gas licenses is presently comprised of royalties and income tax. Royalties are at 12.5% and the corporate income tax rate is 20%. The licenses have a four-year term but after the third year, a payment in the form of a bond must be made to extend the license if no new well has been drilled prior to that date. The GDPA, the agency responsible for the regulation of oil and gas activities under the Ministry of Energy and Natural Resources in Turkey, awards a license after it approves the applicant’s work program, which may include obligations such as geological and geophysical work, seismic reprocessing and interpretation and contingent shooting of seismic and drilling of wells.

Licensing Regime. The licensing process in Turkey for oil and gas concessions occurs in three stages: permit, license and lease. Under a permit, the government grants the non-exclusive right to conduct a geological investigation over an area. The size of the area and the term of the permit are subject to the discretion of the GDPA.

A license grants exclusive rights over an area for the exploration for petroleum. A license has a term of four years and requires drilling activities by the third year, but this obligation may be deferred into the fourth year by posting a bond. No single company may own more than eight licenses within a district. Rentals are due annually based on the hectares under the license.

Once a discovery is made, the license holder applies to covert the area, not to exceed 25,000 hectares, to a lease. Under a lease, the lessee may produce oil and gas. The term of a lease is for 20 years. Annual rentals are due based on the hectares comprising the lease.

Morocco

General. In June 2005, we were awarded the Guercif—Beni Znassen reconnaissance license covering 3.4 million acres (13,750 square kilometers) in northeastern Morocco. Effective January 2, 2008, we converted a portion of our Guercif—Beni Znassen reconnaissance license into two exploration permits covering a total of 962,000 acres (3,893 square kilometers) in the Guercif area in northeastern Morocco, pursuant to a petroleum agreement with the national oil company of Morocco, Office of National des Hydrocarbures et des Mines (“ONHYM”). The Guercif exploration permits are for an eight-year term divided into three periods, each with a defined work program. Under the initial three-year work program, we have re-entered, logged and tested the MSD-1 well, a well previously drilled in the area, which we completed in the fourth quarter of 2008. The logs and test failed to establish the presence of hydrocarbons. We are committed to drill another well before the end of 2010 and will carry the 20% owner in the Guercif license in that well. In addition, we replaced our obligation to acquire 300 kilometers of 2D seismic with the obligation to drill another well.

Pursuant to a participation agreement between us (30%), Stratic Energy Corporation (“Stratic”) (20%) and Sphere Petroleum QSC (“Sphere”) (50%), Sphere agreed to bear the entire cost of an initial three-year work program to earn its 50% interest in the two Guercif exploration permits. In addition, Sphere posted the required bank guarantee for the initial work program with the Moroccan government and agreed to reimburse us and Stratic for our respective back costs. In April 2008, Sphere assigned all of its interests in the Guercif participation agreement to Longe in exchange for Longe’s assumption of all of Sphere’s obligations under those agreements. We acquired Longe in December 2008. As a result, we are the operator and 80% working interest owner of the Guercif exploration permits.

In May 2006, we were awarded the Tselfat exploration permit pursuant to a petroleum agreement with ONHYM covering 222,345 acres (900 square kilometers) in northern Morocco. Tselfat has three fields, Haricha, Brou Draa and Tselfat, that produced from the early 1920s to 1970s, with limited production continuing into the 1990s. All of the wells are presently abandoned. The Tselfat permit provides several opportunities including redevelopment of the existing fields, extensions of known productive horizons and exploration of higher impact targets at depth. Since the award of the Tselfat exploration permit, we have been collecting, collating, digitizing and reviewing all of the existing well, production, seismic and other data. We have reprocessed some of the 2D seismic that exists over the block. In addition, we shot a 175 square kilometer 3D seismic survey over the Brou Draa and Haricha fields, which was completed in the second quarter of 2008. We drilled the HR-33bis well in the Haricha field on the Tselfat exploration permit to help assess whether there is the opportunity for redevelopment of the previously produced but abandoned Haricha field. We tested the two lower zones and are evaluating the results. We plan to complete our evaluation of these zones and test two additional zones in early 2010. We are planning to drill at least two additional shallow exploration wells and one deeper exploration well on the Tselfat permit in 2010.

In August 2007, we reached an agreement to farm-out 50% of our interest in the Tselfat exploration permit to Sphere. In exchange for an option to acquire 50% of our interest in the Tselfat permit, Sphere agreed to fund the costs to acquire a 3D seismic survey over the Haricha field and northern portion of the Brou Draa field and fund the cost of additional geological studies. Upon the exercise of its option, Sphere agreed to fund the drilling and testing of an exploratory well and replace our bank guarantee deposited with the Moroccan government. In April 2008, Sphere assigned all of its interests in the Tselfat farm-out and option agreement to Longe in exchange for Longe’s assumption of all of Sphere’s obligations under those agreements. We acquired Longe in December 2008. As a result, we have a 100% working interest and operate the Tselfat permit.

In July 2008, we agreed to farm-in to the five Ouezzane-Tissa and two Asilah exploration permits held by Direct in northern Morocco. The Direct exploration permits cover seven blocks with a combined area of 3,036,068 acres (12,287 square kilometers). Under the farm-in agreement, we will earn a 50% interest in the Ouezzane-Tissa and Asilah exploration permits by carrying Direct for 100% of the costs of drilling three wells on the Ouezzane-Tissa and Asilah permits. If one of the three wells is a commercial success, as defined in the farm-in agreement, then we would carry Direct in the drilling of a fourth well. Longfellow has posted a $25.0 million guaranty of our obligations under the farm-in agreement with Direct. We became the operator of the Ouezzane-Tissa and Asilah exploration permits after receiving government approval. We drilled our first well on the Ouezzane-Tissa exploration permit, the OZW-1. Due to mechanical difficulties encountered on the OZW-1 well, management intends to plug and abandon the well. We are currently drilling at our cost our second well on the Ouezzane-Tissa exploration permit, the HKE-1 well. We conducted a 2D seismic survey in late 2008 and recently acquired 200 kilometers of 2D seismic over the Asilah permits, and in 2009, we acquired an additional approximately 90 kilometers of 2D seismic on the Asilah permits. We are evaluating the data for a planned well on the Asilah permits in 2010.

During 2008 we leased an equipment yard and shipped one drilling rig, tubulars and supplies into Morocco in support of our planned drilling activities. We shipped a second drilling rig to Morocco in the first quarter of 2009.

There are no reserves associated with our Moroccan properties as of December 31, 2008.

Commercial Terms. Pursuant to a petroleum agreement (and the companion association contract) dated May 18, 2006 with ONHYM for the Tselfat exploration permit, we committed to a work program during the initial three-year period that involved shooting a 3D seismic survey over an area of at least 50 square kilometers, which we completed in the fourth quarter of 2008. The work program also requires us to drill a well to a depth exceeding 2,000 meters. We posted a $3.0 million bank guarantee in support of the program, of which $2.0 million has been returned to us.

Pursuant to a petroleum agreement (and the companion association contract) dated November 2, 2007 with ONHYM for the Guercif exploration permits, we committed to a work program during the initial three-year period that involved re-entering, logging and testing a well previously drilled in the area, which we have completed. The work program also requires us to acquire 300 kilometers of 2D seismic and reprocess and reinterpret an aerogravity and magnetic survey. We have applied to ONHYM to change the seismic obligation to a drilling obligation. Sphere posted a $2 million bank guarantee in support of the program, which was replaced by Longe in April 2008.

During the exploration phase of each exploration permit, we and our partners will operate and bear 100% of the costs to earn a 75% interest. Our interests are subject to the 25% interest held by ONHYM, which is carried by us and our partners during the exploration phase, all of which is governed by the applicable petroleum agreement. ONHYM pays its share of costs in the development phase. Once a discovery is made, the area covered by the discovery is converted into an exploitation concession, which is governed by the applicable association contract. Under an exploitation concession, we and our partners (75%) and ONHYM (25%) will each pay our respective share of costs. Upon conversion to an exploitation concession, we will pay a discovery bonus to ONHYM, and when certain sustained daily production levels are reached, we will pay one-time production bonuses. At Tselfat, Ouezzane-Tissa and Asilah, the discovery bonus at conversion is $500,000 and the one-time production bonuses are as follows: 15,000 Bbls/day—$750,000; 25,000 Bbls/day—$1 million; 35,000 Bbls/day—$2 million and 50,000 Bbls/day—$3 million. At Guercif, the discovery bonus at conversion is $500,000 and the one-time production bonuses are as follows: 10,000 Bbls/day—$500,000; 20,000 Bbls/day—$750,000; 30,000 Bbls/day—$1 million and 50,000 Bbls/day—$3 million. These production bonuses are deductible and are treated as development costs for Moroccan tax purposes. There is a ten-year tax holiday on revenues from petroleum production commencing in the year in which production begins. After ten years, the corporate tax rate is 30%. Oil and gas exploration activities are exempt from both value added tax and customs duties.

The royalty paid to the Moroccan government for onshore production is 10% on oil and 5% on gas. In addition, the first approximately 2.1 Mmbbl of oil production and the first approximately 11 Bcf of gas production are exempt from royalty. Once an area is converted into an exploitation concession, we are required to pay annual surface rentals of $2.85 per acre.

Licensing Regime. The licensing process in Morocco for oil and gas concessions occurs in three stages: reconnaissance license, exploration permit and then exploitation concession.

Under a reconnaissance license, the government grants exploration rights for a one-year term to conduct seismic and other exploratory activities (but not drilling). The size may be very large and generally is unexplored or under-explored. The reconnaissance license may be extended for up to one additional year. Interests under a reconnaissance license are not transferable. The recipient of a reconnaissance license commits to a work program and posts a bank guarantee in the amount of the estimated cost for the program. At the end of the term of the reconnaissance license, the license holder must designate one or more areas for conversion to an exploration permit or relinquish all rights.

An exploration permit, which is codified in a petroleum agreement with ONHYM, is for a term of up to eight years and covers an area not to exceed 2,000 square kilometers. Under an exploration permit, exploration and appraisal studies and operations are undertaken in order to establish the existence of oil and gas in commercially exploitable quantities. This generally entails the drilling of exploration wells to establish the presence of oil and/or gas and such additional appraisal wells as may be necessary to determine the limits and the productive capacity of a hydrocarbon deposit to determine whether or not to go forward to develop and produce the prospect. The eight-year term under an exploration permit is divided into three separate terms, each with a duration of two to three years. A distinct work program is negotiated for each separate term and the oil company then must post a bank guarantee to cover the cost of the work program for that term. The interests under an exploration permit are 75% to the oil company and 25% to ONHYM. Interests under an exploration permit are transferable. However, 100% of the costs of all activities under an exploration permit are borne by the oil company.

An exploitation concession is applied for upon the discovery of a commercially exploitable field. The concession size corresponds to the area of the commercial discovery. The maximum duration of an exploitation concession is 25 years. Once an exploitation concession becomes effective, then the costs incurred for the development of the field are to be funded by the parties in proportion to their respective percentage interests, which is 75% to the oil company and 25% to ONHYM. The oil company serves as operator. The oil company and ONHYM enter into an association contract (similar to a joint operating agreement) to govern operations on the concession. Interests under an exploitation concession are transferable. All production is sold at market prices. A bonus (the amount of which is negotiated at the time of negotiation of a petroleum agreement) is paid to the government by the oil company upon conversion to an exploitation concession, and additional production bonuses are also paid when certain production levels from the exploitation concession are achieved. The levels of production and the amount of production bonuses are negotiated as part of a petroleum agreement.

Romania

General. In February 2006, we were awarded three onshore production licenses in Romania. The Izvoru, Vanatori and Marsa licenses cover about 1,200 acres (5 square kilometers), 780 acres (4 square kilometers) and 188 acres (1 square kilometer), respectively. The fields on the licenses were discovered by the former Romanian national oil company and are all located within 100 kilometers of Romania’s capital, Bucharest. The licenses were awarded to us based upon our commitment to perform certain work programs on each of the respective fields, including shooting seismic and drilling or re-entering wells. There is no current production from any of the fields. We are the operator and 100% working interest owner of the fields. We entered into petroleum agreements with the Romanian government covering each license, which were finalized in September 2007 and expire in August 2010.

The initial work program will include the drilling of two new wells in the Izvoru field. We shot a 25 square kilometer 3D seismic survey over the Izvoru Field in late 2006. The seismic results were merged with engineering studies to provide a field development plan. We shot a 2D seismic survey over both Vanatori and Marsa fields in late 2006. The seismic results will be merged with engineering studies to provide a field development plan.

In 2009, we drilled the Delta and Beta wells on the Izvoru license and one well on each of the Marsa and Vanatori licenses. We are currently testing the Beta well.

In June 2009, we finalized our previously announced agreement to farm-in to Sterling’s Sud Craiova Block E III-7, covering 1.5 million acres (6,070 square kilometers) in western Romania. In exchange for a 50% working interest, we agreed to drill three exploration wells on the Sud Craiova license, each to a depth of approximately 3,280 feet (1,000 meters). We began drilling the first of the three wells at our cost on the Sud Craiova license in November 2009.

During 2008, we leased an equipment yard and shipped tubulars and drilling equipment and supplies to our properties in Romania in support of our planned drilling activities. We contracted with a third party to drill our initial seven-well program in Romania rather than drilling with our own rig.

There are no reserves associated with our Romanian properties as of December 31, 2008.

Commercial Terms. Romania’s current petroleum laws provide a framework for investment and operation that allows foreign investors to retain the proceeds from the sale of petroleum production. The fiscal regime is comprised of royalties, excise tax and income tax. Two forms of royalty are payable as:

•

a percentage of the value of gross production on a field basis, such percentage being fixed on a sliding scale depending on production levels. The production royalty rate varies between 3.5% to 13.5% for crude oil and between 3% to 13% for natural gas production; and

•

a fixed percentage of the gross income obtained from the transportation and transit of petroleum through the national pipeline system and from petroleum operations carried out through oil terminals belonging to the state. The royalty rate is currently fixed at 5%.

The license holder pays Romanian corporate income tax, but enjoys a one-year income tax holiday from the first day of production. Corporate income tax is assessed at a rate of 16%. All costs incurred in connection with exploration, development and production operations are deductible for corporate income tax purposes. Excise duty is payable on crude oil and natural gas at the rate of 4 Euro per ton of crude oil and 7.4 Euro per 1,000 cubic meters of natural gas. Excise tax is not payable on crude oil or natural gas delivered as royalty to the Romanian government or on quantities directly exported. Resident companies which remit dividends outside of Romania are subject to a dividend withholding tax at between 10% to 15%, depending on the proportion of the capital owned by the recipient. No customs duty is payable on the export of petroleum, nor is customs duty payable on the import of material necessary for the conduct of petroleum operations. There is also a 19% value added tax. Oil is priced at market while gas is tied to a bundle pricing based in part on the import price and in part on the domestic price.

Licensing Regime. The Ministry of Industry and Resources of Romania has responsibility for petroleum policy and strategy. The National Agency for Mineral Resources (“NAMR”) was set up in 1993 to administer and regulate petroleum operations. When licenses are to be made available, NAMR publishes a list of available blocks for concession in the Official Gazette. Foreign and Romanian companies must register their interest by a specified date and must submit applications by an application deadline. Applicants are required to prove their financial capacity, technical expertise and other requirements as required by NAMR. The licensing rounds are competitive and the winning bid is based on a scoring system.

NAMR negotiates the terms of agreements granting the licenses with the winning licensee and the license agreement is then submitted to the Romanian government for its approval. The date of government approval is the effective date of the license. Blocks which fail to attract a prescribed level of bids are re-offered in a subsequent licensing round. NAMR may issue a prospecting permit or a petroleum concession. A prospecting permit is for the conduct of geological mapping, magnetometry, gravimetry, seismology, geochemistry, remote sensing and drilling of wildcat wells in order to determine the general geological conditions favoring petroleum accumulations. A petroleum concession provides exclusive rights to conduct petroleum exploration and production under a petroleum agreement.

United States

With the acquisition of Incremental, we acquired interests in three projects in the San Joaquin Valley in central California: two farm-outs and a small non-operated working interest in a producing field. Incremental acquired these projects in May 2008.

We own a non-operated working interest in the Kettleman Middle Dome Unit operated by Exaro Energy, LLC and located in Kings County California. This unit produces approximately 125 gross barrels of oil per day along with small amounts of associated natural gas. We own a 5% interest in five existing wells on the Kettleman Middle Dome Unit (three are currently producing). On all new projects and well proposals submitted and completed after May 16, 2008, we will own a 10% non-operated working interest. The operator plans to recomplete two of the five wells located in the unit. Plans for further development will be addressed after the results of the two recompletions are evaluated.

Our McFlurrey farm-out covers 9,100 net acres of leasehold in Kings, Fresno and Kerns counties in California. We operate and will earn a 50% interest in exchange for drilling four exploratory wells, building a gas pipeline and acquiring some 3D seismic. We drilled the first two wells in March and April 2009, paying 100% of the cost. We tested the first well and determined it was non-commercial. Based on these results, we did not test the second well.

We own a 50% interest in the South East Kettleman North Dome oil field. The South East Kettleman North Dome farm-out covers 1,155 net acres of leasehold in Kings County northeast of the McFlurrey farm-out. The acreage is held by production from the Kettleman Middle Dome which directly offsets the South East Kettleman North Dome to the south. We are currently exploring our options to divest the McFlurrey and South East Kettleman North Dome projects.

In Oklahoma, we lease two properties, one in Dewey County (128 net acres) and one in McClain County (29 net acres). We participated for a 20% non-operated working interest in a well drilled on the Dewey County property at the end of 2006 that is currently producing a small amount of oil and natural gas. The McClain County property is currently the subject of a declaratory judgment action that we filed to declare that prior leases lapsed due to lack of production. We expect the case to be tried in the first quarter of 2010. The McClain County property and the outcome of the litigation are not material to us. We plan to resolve the title issues prior to developing or selling the McClain County property.

There are no reserves associated with our U.S. properties as of December 31, 2008.

Nigeria

We originally acquired an interest in the OML 109 offshore Nigerian concession in 1992. We drilled both the discovery well and the first appraisal well in the Ejulebe field on OML 109 in 1994 and 1995, respectively. In June 2005, we sold our Bahamian subsidiary which owned the interest in OML 109. As part of the transaction, we received cash payments of $780,000 and will receive deferred payments of up to a maximum of $16 million based on the success of the future exploration and development on the concession. We paid transaction costs of $220,000 (including legal, consulting and other deal-related costs) and, in addition, agreed to pay a bonus to our President for his efforts in completing this transaction equivalent to 3.75% of the deferred payments, if and when received, up to a maximum of $600,000. We do not expect to receive any deferred payments.

In addition, out of the $2.5 million reserved by us as an abandonment fund, $1.8 million was deposited into an escrow fund to address any liabilities and claims relating to our prior operations in Nigeria, and in 2007 approximately $720,000 was returned to us. As of December 31, 2008, the balance of the escrow fund was $240,000. The remaining potential liability to us is for taxes owed for the period January through June 2005, and we expect the remaining escrow amount to be sufficient to cover any potential tax liabilities.

Estimated Reserves of Crude Oil and Natural Gas

As a reporting issuer under Alberta, British Columbia and Ontario securities laws, we are required under Canadian law to comply with National Instrument 51-101 “Standards of Disclosure for Oil and Gas Activities” (“NI 51-101”) implemented by the members of the Canadian Securities Administrators in all of our reserves related disclosures. Under NI 51-101, proved reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. Reported proved reserves should target, under a specific set of economic conditions, at least a 90% probability that the quantities of oil and natural gas actually recovered will equal or exceed the estimated proved reserves. In the United States, we are required to disclose proved reserves using the standards contained in Rule 4-10(a) of the SEC’s Regulation S-X. We have filed no estimates of total, proved net oil or gas with any other federal authority or agency in the United States. We have filed a business acquisition report with certain Canadian securities regulators pursuant to applicable rules in Canada which contains summaries of certain reserve evaluations completed in connection with our acquisition of Incremental.

The crude oil and natural gas industry commonly applies a conversion factor to production and estimated proved reserve volumes of natural gas in order to determine an “all commodity equivalency” referred to as barrels of oil equivalent (“Boe”). The conversion factor we have applied in this prospectus is 5,800 cubic feet (“Mcf”) of natural gas equals one barrel (“Bbl”) of oil. The Boe conversion ratio we use is based on an energy equivalency conversion method primarily applicable at the burner tip. It may not represent a value equivalency at the wellhead and may be misleading, particularly if used in isolation. At December 31, 2008, prior to our acquisition of Incremental, we had no oil and gas reserves and no related future net revenue. At that time, we had a non-operated 20% working interest in one well on our Dewey County property in Oklahoma, and no reserves are attributed to that property. All of our oil and gas properties are onshore.

Property and Equipment

Oil and Gas Properties. The following table sets forth the capitalized costs under the successful efforts method for oil and gas properties (in thousands):

	As of September 30, 2009	As of December 31, 2008
Oil and gas properties, proved
U.S.	$1,814	$—
Turkey	$79,012	$—

	$80,826	$—
Accumulated depletion	(3,031)	—

Net oil and gas properties, proved	$77,795	$—
Oil and gas properties, unproved
Morocco	$7,797	$103
Romania	5,700	402
Turkey	9,757	1,227

Total oil and gas properties, unproved	$23,254	$1,732

We have oil and gas properties in Turkey and the United States that are revenue producing, and therefore $3,031 of depletion has been recorded. Uncertainties affect the recoverability of these costs as the recovery of the costs outlined above are dependent upon us obtaining government approvals, obtaining and maintaining licenses in good standing and achieving commercial production or sale.

Drilling Services and Other Equipment. The historical cost of drilling services and other equipment, presented on a gross basis with accumulated depreciation is summarized as follows (in thousands):

	As of September 30, 2009	As of December 31, 2008
Drilling services and other equipment	$92,587	$40,886
Accumulated depreciation	(3,169)	(53)

Net drilling services and other equipment	$89,418	$40,833

Productive Wells. The following table sets forth the number of productive wells in which we held a working interest as of December 31, 2008:

	Oil		Natural Gas
	Gross(1)	Net(1)	Gross(1)	Net(1)
United States
Producing	0	0	1	0.2
Non-producing	0	0	0	0

(1)	“Gross Wells” are the wells in which we hold a working interest (operating or non-operating). “Net Wells” are the Gross Wells multiplied by our working interest percentage (operating or non-operating).

As of December 31, 2008, we held 640 gross developed acres and 128 net developed acres in Dewey County, Oklahoma associated with our only productive well.

Production. The following table sets forth our net production of oil (in Bbls) and natural gas (in Mcf), after payment of royalties, as of December 31, 2008, 2007 and 2006:

	Net Production
Year	Oil(1)	Natural Gas
2008	863	2,029
2007	6,079	41,409
2006	8,975	129,867

(1)	“Oil” volumes include condensate (light oil) and medium crude oil.

Drilling Activity. The following table sets forth the number of wells we drilled for the years ended December 31, 2008, 2007 and 2006:

	Development Wells(1)		Exploratory Wells
United States	Productive	Dry	Productive	Dry
2008	0	0	0	0
2007	0	1	0	0
2006	1	0	0	0

(1)	We owned a 100% working interest in each of these wells. As a result, net wells and gross wells are the same.

Undeveloped Acreage. The following table sets forth our undeveloped land position as of December 31, 2008:

	Undeveloped (Acres)
	Gross(1)	Net(2)
Morocco	4,220,413	2,509,979
Romania	2,168	2,168
Turkey	965,753	765,616

Total	5,188,334	3,277,763

(1)	“Gross” means the total number of acres in which we have a working interest.
(2)	“Net” means the sum of the products obtained by multiplying the number of gross acres by our percentage working interest therein.

Abandonment and Reclamation Costs. We sold our interests in the Jarvis Dome property and South Gillock property (consisting of the South Gillock and State Kohfeldt Units) in Texas in October and November 2007, respectively, and the Bayou Couba property in Louisiana in December 2006. We have no further liability for abandonment or reclamation costs for those properties. We have reserved $14,000 for estimated abandonment and reclamation costs regarding our one producing well in Oklahoma, in which we own a 16% net revenue interest.

Current Activities. Our current activities are focused on integrating the acquisitions of Incremental and EOT and developing our oil and gas properties in Turkey, Morocco, Romania and California. Our success will depend in part on discovering hydrocarbons in commercial quantities and then bringing these discoveries into production. We are currently engaged in the following drilling and exploration activities:

Turkey

•	Drilling the S-58 development well on the Selmo oil field

•	Sidetracking the S-44 well on the Selmo oil field

•	Completing construction of a gas gathering facility to bring Edirne gas field production online

Morocco

•	Drilling the HKE-1 exploratory well on the Ouezzane-Tissa permits

Romania

•	Testing and completing the re-development wells on the Izvoru, Vanatori and Marsa licenses

•	Drilling exploratory wells on the Sud Craiova license

As of December 16, 2009, we were in the process of drilling 4 gross wells (3 net wells).

Planned 2010 Activities. We are in the process of finalizing our capital expenditure budget for 2010. Capital expenditures for 2010 are expected to range between $115 million and $135 million. Our projected 2010 capital budget is subject to change. We currently plan to execute on the following drilling and exploration activities in 2010:

Turkey

•	Drill 18 or more development wells on the Selmo oil field, including 1 well to test deeper horizons

•	Drill 1 salt water disposal well on the Selmo oil field

•	Drill 6 or more appraisal and exploration wells on the Arpatepe oil field

•	Drill up to an additional 14 appraisal and exploration wells on the Edirne gas field, upon completion of the first 5 appraisal and exploration wells

•	Drill 5 exploration wells on other licenses

Morocco

•	Drill the BTK-1 exploratory well on the Tselfat permit

•	Drill 1 exploratory well on the Asilah permits

•	Drill 2 additional exploratory wells on the Tselfat permit

•	Drill 1 exploratory well on the Guercif permits

Romania

•	Drill 1 exploratory well on the Izvoru license

•	Drill 3 exploratory wells on the Sud Craiova license, contingent on results from prior wells

Incremental Reserves Report

RPS Energy Pty. Ltd. (“RPS”) completed independent reserves evaluations of our Selmo oil field and Edirne gas field in Turkey with an effective date of December 31, 2008, in a report compliant with Rule 4-10(a) of the SEC’s Regulation S-X titled “Evaluation of the Selmo Oil Field and Edirne Gas Fields”, dated September 17, 2009 (the “RPS Report”). The Edirne gas field is located in the Thrace Basin in northwestern Turkey. RPS did not evaluate the balance of our net acres in Turkey, Morocco, and Romania. The RPS Report also did not evaluate the value of our drilling rigs and service equipment. The following table shows the net proved reserves at the Selmo oil field and the Edirne gas field in Turkey as of December 31, 2008:

		Proved Reserves(1)
	Proved Developed Producing	Proved Developed Non- producing	Proved Undeveloped	Total Proved Reserves
Edirne	0.00	0.00	0.14	0.14
Selmo	4.10	0.00	5.27	9.37
Total	4.10	0.00	5.41	9.51

(1)	As of December 31, 2008 in millions of barrels of oil equivalent. RPS applied a Boe conversion ratio of 5,800 cubic feet of natural gas to one barrel of oil.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Service Agreement

Effective May 1, 2008, we entered into a service agreement, as amended (the “Service Agreement”), with Longfellow, Viking, Longe, MedOil Supply, LLC and Riata (collectively, the “Service Entities”), under which we and the Service Entities agreed to provide technical and administrative services to each other from time to time on an as-needed basis. Under the terms of the Service Agreement, the Service Entities agreed to provide us upon our request certain computer services, payroll and benefits services, insurance administration services and entertainment services, and we and the Service Entities agreed to provide to each other certain management consulting services, oil and gas services and general accounting services (collectively, the “Services”). Under the terms of the Service Agreement, we pay, or are paid, for the actual cost of the Services rendered plus the actual cost of reasonable expenses on a monthly basis. We or the Service Entities may terminate the Service Agreement at any time by providing advance notice of termination to the other party.

As of November 1, 2008, pursuant to the Service Agreement, the salary, bonus and benefits earned by each of our named executive officers are paid by Riata and we reimburse Riata for the actual cost thereof. In 2008, we reimbursed Riata $79,607 for the salary, bonus and benefits provided to the named executive officers. In addition, Barbara Pope, sister-in-law of Mr. Mitchell, and Terry Pope, brother-in-law of Mr. Mitchell, are employees of Riata and provide services to us under the Service Agreement. In 2008, we reimbursed Riata $9,705 and $16,087 for services provided by Ms. Pope and Mr. Pope, respectively, pursuant to the Service Agreement. For the nine months ended September 30, 2009, we reimbursed Riata $93,000 and $91,000 for services provided by Ms. Pope and Mr. Pope, respectively, pursuant to the Service Agreement. During 2008, Mr. McCann was an employee of Riata and provided services to us under the Service Agreement. In 2008, we reimbursed Riata $41,856 for services provided by Mr. McCann pursuant to the Service Agreement. As of January 1, 2009, Mr. McCann became our chief executive officer.

We recorded expenditures for the year ended December 31, 2008 of $4.6 million for goods and Services provided by the Service Entities pursuant to the Service Agreement or other arrangements, including salary, bonus and benefits reimbursements identified in the prior paragraph, of which $1.5 million was included in accounts payable at December 31, 2008 and settled in cash during the first quarter of 2009. There were no amounts due to us from the Service Entities at December 31, 2008.

The following table provides a breakdown of reimbursements of actual costs and expenses made by us to the Service Entities under the Service Agreement:

Service Agreement Category	For the Year Ended December 31, 2008	For the Nine Months Ended September 30, 2009
Salaries and benefits for named executive officers	$79,607	$463,140
Salaries and benefits for non-named executive officers	1,571,039	3,542,887
Inventory relating to drilling operations	1,135,642	1,665,819
Prepaid drilling services	605,729	300,388
Travel, hotels and meals, excluding the use of Riata-owned aircraft	343,335	291,705
Computer equipment and software	266,659	182,521
Third party legal and professional fees	170,945	149,951
Equipment relating to drilling operations	143,871	6,170,281
Office expenses and supplies	66,997	183,701
Allocated overhead	26,473	70,957
Geologic and geophysical maps and fees	18,850	—
Leases	—	349,718

Total	$4,429,147	$13,371,068

Aircraft Reimbursements

In addition, we and Riata have an arrangement whereby our executive officers, employees, or consultants, or other persons providing Services to us under the Service Agreement, are permitted to use aircraft owned by Riata for company-related business travel. For the use of this aircraft, we reimburse Riata an amount per passenger equal to the cost of a business class ticket on a commercial airline for comparable travel. Riata bears 100% of the cost of fuel, landing fees and all other expenses incurred in connection with such flights in excess of the amount reimbursed by us. In each case, the actual cost of the flight exceeded the amount of the reimbursement by us. For the nine months ended September 30, 2009, we reimbursed Riata $116,081 for the use of this aircraft. For 2008, we reimbursed Riata $165,654 for the use of this aircraft. Because this reimbursement is only for company-related business travel of persons providing Services to us and is integrally and directly related to the performance of such persons’ duties, our reimbursement is not compensation nor a perquisite to any of our directors or executive officers. In addition, we reimbursed Riata $25,309 for the use of this aircraft by Mr. Mitchell’s wife and son, who accompanied Mr. Mitchell on company-related business travel in 2008.

Sale of Bayou Couba

In December 2006, we sold our 10% working interest in the Bayou Couba property in Louisiana and the debenture we held of American Natural Energy Corporation (“ANEC”) for $2.0 million to an unrelated third party. During 2006, we received net payments (oil and gas sales plus debenture interest less drilling advances and lease operating expenses) of $345,000 from ANEC. As of December 16, 2009, we owned 2,237,136 common shares of ANEC, which shares are carried at no value. One of our directors is also currently a director of ANEC.

Quest Loan

In April 2007, we entered into a $3.0 million short-term standby bridge loan from Quest Capital Corp. (“Quest”). We drew down $3.0 million on the loan in the second quarter of 2007. In August 2007, we increased the loan facility to $4.0 million and drew down the additional $1.0 million. We issued 503,823 common shares to Quest at an aggregate value of approximately $359,000 as we drew on the loan. In November 2007, we paid down $2.0 million in principal on the loan and extended the maturity date on the outstanding principal balance of $2.0 million to March 31, 2008. Quest extended the maturity date to April 30, 2008 to facilitate the closing of the loan with Riata, as described below. We repaid the loan in full on April 8, 2008. The Quest loan incurred interest at a rate of twelve percent (12%) per annum, calculated daily and compounded monthly, and we paid an aggregate of $392,461 in interest and fees on the loan. We currently have one director in common with Quest, Mr. Bayley, who currently serves as Quest’s co-chairman. At the time of the Quest transactions, we had two directors in common with Quest and Mr. Bayley served as Quest’s chief executive officer. Transactions with Quest were conducted on an arm’s length basis. The loans were made by Quest in the ordinary course of business and were made on substantially the same terms, including interest rates, as those prevailing at the time for comparable loans with persons not related to Quest.

Transactions with Messrs. Mitchell and McCann

We have entered into various transactions with our chairman, Mr. Mitchell, and various companies formed and owned or controlled by Mr. Mitchell that are primarily focused on investing in international energy opportunities. In addition, we entered into various transactions with Mr. McCann, our chief executive officer since January 1, 2009 and a member of our board of directors since May 2008.

On April 8, 2008, we entered into a $2.0 million short-term loan at an interest rate of twelve percent (12%) per annum with Riata and used the proceeds to repay the Quest loan in full. We repaid the Riata loan in full on May 30, 2008 and all interest under the Riata loan was waived.

In addition, on April 8, 2008, Dalea purchased 10,000,000 common shares from us at a purchase price of Cdn$0.30 per share pursuant to the first stage of a the private placement announced in March 2008 and, on May 30, 2008, Dalea and Riata TransAtlantic purchased a further 12,630,000 common shares from us at a purchase price of Cdn$0.36 per share pursuant to the second stage of the private placement. Mr. McCann, at that time a member of our board of directors, also participated in the second stage of the private placement, purchasing 1,100,000 common shares. However, neither Mr. Mitchell nor Mr. McCann were related parties of us on March 28, 2008, the date that Dalea and Riata TransAtlantic first agreed that they or their associates would participate in the private placement and provide the short-term loan to us.

We entered into a Registration Rights Agreement, as of April 8, 2008, as amended and restated as of December 30, 2008, with Riata Management (the “Riata Registration Rights Agreement”). Pursuant to the Riata Registration Rights Agreement, Riata Management has the right to request that we effect the qualification under Canadian securities laws of all or part of our common shares (and any of our securities issued on conversion of, in exchange for or in replacement of such common shares) owned or controlled by Riata Management, certain entities affiliated with Riata Management, the purchasers that participated in our December 2008 private placement, and Longfellow (the “Qualifiable Securities”), to permit the distribution of such Qualifiable Securities to the public in any or all of the provinces and territories of Canada (a “Demand Qualification”). We will not be obligated to effect any Demand Qualification for less than Cdn$5,000,000 or to effect more than two Demand Qualifications in any twelve-month period or until a period of at least 90 days has elapsed from the effective date of the most recent previous qualification. In addition to the Demand Qualification rights, subject to certain limitations, if we propose to file a prospectus under Canadian securities laws in order to permit the qualification of securities that are to be sold by us or by any of our shareholders, we will use all reasonable efforts to include in the proposed distribution such number of Qualifiable Securities as Riata Management shall request upon the same terms as such distribution.

In July 2008, Longfellow guaranteed the obligations of us and Longe under a farm-out agreement concerning our Ouezzane-Tissa and Asilah exploration permits in Morocco up to a maximum of $25.0 million. In addition, in July 2008, we received a reimbursement of expenses in the amount of $832,000 from Longe related to Longe’s participation in our Moroccan exploration permits.

In August 2008, we announced that we changed our operating strategy from a prospect generator to a vertically integrated project developer. To execute this new strategy, on December 30, 2008, we acquired 100% of the issued and outstanding shares of Longe from Longfellow in consideration for the issuance of 39,583,333 common shares and 10,000,000 common share purchase warrants. Each common share purchase warrant entitles the holder to purchase one common share at an exercise price of $3.00 per share through December 30, 2011. Concurrently, we issued 35,416,667 common shares at a price of $1.20 per share in a private placement with Dalea, Riata TransAtlantic, Mr. McCann and other purchasers that have business or familial relationships with Mr. Mitchell, resulting in gross proceeds of $42.5 million. Dalea and Riata TransAtlantic purchased an aggregate of 34,381,667 common shares, and Mr. McCann purchased 250,000 common shares. In addition, we paid $740,000 to Longfellow for additional drilling equipment delivered at closing of the Longe acquisition.

In November 2008, in connection with the pending acquisition of Longe, we agreed with Longe that we would suspend billing Longe for work that we were conducting for its Moroccan operations. As a result, we recorded approximately $1.0 million in related expenses that we would have billed to Longe had the Longe acquisition not been completed.

On November 28, 2008, we entered into a credit agreement with Dalea for the purpose of funding the all cash takeover offer by TransAtlantic Australia, our wholly-owned subsidiary, for all of the outstanding shares of Incremental. On April 28, 2009, we agreed with Dalea to increase the loan facility by $14.0 million to fund our oil and natural gas exploration and development activities. The total outstanding balance of the advances made under the credit agreement accrued interest at a rate of ten percent (10%) per annum, calculated daily and compounded quarterly. The loan was repaid in full on June 23, 2009, at which time the credit agreement was terminated. We borrowed an aggregate of $64.6 million under the loan and paid a total of $2.0 million in interest.

On December 31, 2008, we entered into bills of sale and assignment with Viking. Under the terms of the bills of sale and assignment, we purchased at Viking’s cost certain drilling and service equipment and other assets from Viking for use in Turkey, Morocco and Romania. We paid $8.3 million to Viking for the drilling and service equipment and other assets.

Effective January 1, 2009, our wholly-owned subsidiary, TransAtlantic Turkey, entered into a lease agreement under which it leases rooms, flats and office space at a resort hotel owned by a Turkish company controlled by Mr. Mitchell. Under the lease agreement, TransAtlantic Turkey pays the Turkish New Lira equivalent of $5,000 per month base rent and up to 45,000 Turkish New Lira per month (approximately $26,000 per month) in operating expense reimbursement. The lease agreement has a one-year term. The amounts paid under the lease agreement are included in amounts paid under the Service Agreement.

On March 20, 2009, our wholly-owned subsidiary, TransAtlantic Australia, purchased 15,025,528 shares of Incremental from Mr. Mitchell at a price of AUD$1.085 per share, the same price per share and pursuant to the same terms as the shares acquired from Incremental’s other shareholders, none of whom had any relationship with us. Mr. Mitchell had purchased the Incremental shares between October 27, 2008 and December 23, 2008 at an average price of AUD$0.99 per share. The total consideration paid by TransAtlantic Australia for Mr. Mitchell’s Incremental shares was $11.5 million.

On June 22, 2009, Dalea purchased 41,818,000 common shares at a price of Cdn$1.65 per share in a private placement of our common shares in the U.S. In addition, on June 22, 2009, we entered into a Registration Rights Agreement with Canaccord Capital Corporation and Dalea, pursuant to which we agreed to register for resale under the Securities Act the 41,818,000 common shares purchased by Dalea and 56,559,300 common shares held by certain other investors. Under the registration rights agreement, we filed a registration statement with the SEC on July 20, 2009 to register 55,544,300 common shares for resale, which did not include the common shares held by Dalea. The registration statement was declared effective on September 29, 2009.

On July 27, 2009, our wholly-owned subsidiary, Viking International Limited (“Viking International”), purchased a drilling rig and associated equipment from Viking, an entity in which Dalea owns 85%. Viking International paid $1.5 million in cash for the drilling rig and entered into a note payable to Viking in the amount of $5.9 million. The note is due and payable on August 1, 2010, bears interest at a fixed rate of 10% per annum and is secured by the drilling rig and associated equipment. Interest under the note is payable quarterly on November 1, 2009, February 1, 2010, May 1, 2010 and August 1, 2010. As of December 16, 2009, $5.9 million was outstanding.

On November 24, 2009, Dalea purchased 4,255,400 common shares at a price of Cdn$2.35 per share in a private placement of our common shares in the U.S. In addition, on November 24, 2009, we entered into a Registration Rights Agreement with Canaccord Capital Corporation and Dalea, pursuant to which we agreed to register for resale under the Securities Act the 4,255,400 common shares purchased by Dalea and 44,043,390 common shares held by certain other investors. Under the registration rights agreement, we are required to use our commercially reasonable efforts to cause the SEC to declare this registration statement effective as soon as possible but no later than February 15, 2010. Under the registration rights agreement, our non-affiliates are entitled to have their common shares included in the registration statement prior to common shares held by our affiliates.

On December 15, 2009, Viking International entered into an Agreement for Management Services (“Management Services Agreement”) with Viking, an entity in which Dalea owns 85%. Pursuant to the Management Services Agreement, Viking International agreed to provide management, marketing, storage and personnel services (collectively, the “Rig Services”) from time to time as requested by Viking for the operation of certain rigs (the “Rigs”) owned by Viking that are located in Turkey. Under the terms of the Management Services Agreement, Viking will pay Viking International for all actual costs and expenses associated with the provision of the Rig Services. In addition, Viking will pay Viking International a distribution equal to 5% of the net profits of each Rig, which is calculated as the gross revenues of each Rig less any and all expenses attributable to such Rig, including, but not limited to, the payment for services and insurance under the Management Services Agreement and depreciation.

Mr. Mitchell and his wife own 100% of Riata and Dalea, and Mr. Mitchell is a manager and has sole voting and dispositive power over the common shares held by Riata TransAtlantic. In addition, Mr. Mitchell is a partner of Dalea and a manager of Dalea Management, LLC (“Dalea Management”), the general partner of Dalea. Mr. Mitchell, his wife and children indirectly own 100% of Longfellow. Prior to our acquisition of Longe, Longe was owned by Longfellow. Riata owns 100% of MedOil Supply, LLC. Dalea owns 85% of Viking.

Participating Interest Agreement

We entered into an agreement with Scott Larsen, a director and our President, under which we granted Mr. Larsen a participating interest in any compensation we receive pursuant to an agreement we entered into in June 2005 concerning the sale of our former Nigerian properties (the “Compensation Agreement”). Under the

Compensation Agreement, Mr. Larsen will receive 3.87% of any “TWL Compensation” (as defined in the Compensation Agreement) we receive, provided that in no event will Mr. Larsen receive more than $600,000 of the TWL Compensation. We do not expect to receive any TWL Compensation.

DESCRIPTION OF CAPITAL STOCK

Shares Generally

Pursuant to our Memorandum of Continuance and our Bye-Laws, we are authorized to issue 1,000,000,000 common shares of par value $0.01 each and 100,000,000 undesignated shares of par value $0.01 each. The Bye-Laws permit the board to authorize us to repurchase our shares whether for cancellation or to be held as treasury shares, provided we are, after the repurchase, able to pay our liabilities as they become due. The Bye-Laws permit us to issue redeemable shares.

Common Shares

Holders of our common shares are entitled to one vote per share on all matters submitted to a vote of the shareholders. The Bye-Laws do not provide for cumulative voting. Any action to be taken by the shareholders at any meeting at which a quorum is in attendance is decided by the affirmative vote of a majority of the votes cast at such meeting, except as otherwise set forth in the Bye-Laws or the Companies Act 1981 of Bermuda. An amendment of certain specified provisions of the Bye-Laws requires an affirmative vote of at least 80% of the issued and outstanding common shares entitled to vote, and any alteration or abrogation of any rights attached to any class of shares requires (i) consent in writing of 100% of the issued shares of that class or (ii) the approval of the holders of not less than 75% of the issued shares of that class. In addition, the following actions requires an affirmative vote of no less than two-thirds of the votes cast: changes to our Memorandum of Continuance or Bye-Laws, amalgamations, sale, lease or exchange of substantially all of our assets, voluntary winding up or continuance to a foreign jurisdiction. There are no limitations imposed by Bermuda law or the Bye-Laws on the right of shareholders who are not Bermuda residents to hold or vote their common shares. Holders of our common shares do not have any pre-emptive rights.

Under the Bye-Laws and Bermuda law, the board of directors may declare and pay dividends from time to time unless there are reasonable grounds for believing that we are, or after the payment would be, unable to pay our liabilities as they become due or that the realizable value of our assets would thereby be less than the aggregate of our liabilities and issued share capital and share premium accounts. Each common share is entitled to dividends only if, as and when dividends are declared by the board of directors. The payment of future dividends, if any, is determined by the board.

In the event of our liquidation, dissolution or winding up, holders of common shares are entitled to share rateably in proportion to their shareholding in our assets, if any, remaining after the payment of all of our debts and liabilities, subject to any liquidation preference on any outstanding preference shares.

Undesignated Shares

The Memorandum of Continuance and the Bye-Laws authorize the issuance of 100,000,000 undesignated shares. The undesignated shares may be issued with such preferred, qualified or other special rights, privileges and conditions and subject to such restrictions, as the board of directors may determine, in one or more series. The issuance of shares with voting rights, conversion rights or preferential rights could adversely affect the voting power of our holders of common shares and could have the effect of delaying or preventing a change of control. Preferred shares could have preferences over common shares with respect to liquidation rights or dividends.

Registration Rights of Selling Shareholders

The selling shareholders have registration rights pursuant to a registration rights agreement (the “Registration Rights Agreement”) entered into by us on November 24, 2009. This agreement provides for the registration of up to 48,298,790 common shares (the “Registrable Securities”). In addition, any of our common shares acquired in the future by the selling shareholders upon any stock split, dividend or other distribution, recapitalization or similar event with respect to our common shares will be covered by the agreement. The registration statement, of which this prospectus forms a part, is filed in accordance with the Registration Rights Agreement.

Pursuant to the Registration Rights Agreement, we must use our commercially reasonable efforts to cause this registration statement to be declared effective by the SEC as soon as possible. Once any registration statement filed pursuant to the Registration Rights Agreement is declared effective by the SEC, we must, subject to certain customary limitations, maintain the effectiveness of the registration statement continuously until all of the common shares registered thereby have either been sold or may be sold by our non-affiliates under Rule 144 of the Securities Act, without limitation or condition. All Registrable Securities cease to be entitled to registration rights under the Registration Rights Agreement when such securities could be sold by a non-affiliate of us under Rule 144 of the Securities Act without limitation or condition.

If this registration statement is not declared effective by February 15, 2010, we are required to pay to the holders of the Registrable Securities liquidated damages in cash equal to 0.5% of the purchase price of the Registrable Shares held by the holders on February 15, 2010 (approximately $490,000 or Cdn$520,000), with an additional 1% if this registration statement is not declared effective by April 15, 2010 (approximately $975,000 or Cdn$1.0 million), and a further 1% if this registration statement is not declared effective by May 15, 2010 (approximately $975,000 or Cdn$1.0 million).

In addition, we will pay the holders of the Registrable Securities liquidated damages in cash equal to 1% of the purchase price of the Registrable Securities held by them on May 24, 2010 (approximately $975,000 or Cdn$1.0 million), if we (a) are not on such date subject to the reporting requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”); (b) have not been for a period of at least 90 days immediately before such date, subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act; or (c) have not filed all required reports under Section 13 or 15(d) of the Exchange Act, as applicable, during the twelve months preceding such date, other than Form 8-K reports, as a result of which the holders of Registrable Securities who are not affiliates of us would not be able to sell their Registrable Securities under Rule 144.

If we do not pay the liquidated damages amount in full within seven calendar days after the date payable, interest would accrue on the unpaid amount until paid in full at the rate of 12% per annum. Notwithstanding the foregoing, in no event will Dalea, an entity controlled by our chairman, Mr. Mitchell, be entitled to receive any liquidated damages under the Registration Rights Agreement.

We also agreed to use commercially reasonable efforts to include 750,000 common shares purchased in a simultaneous private placement in the U.S. in this registration statement, subject to pro rata cut back. The purchasers of these shares are not entitled to any liquidated damages under the Registration Rights Agreement.

Anti-Takeover Provisions

The broad discretion given to the board of directors to designate and issue shares from our undesignated shares could be deemed to have an anti-takeover affect, as could the super-majority requirements for certain shareholder votes as described above.

Director and Officer Indemnity

The Bye-Laws require us to indemnify our officers and directors against all liabilities, loss, damage or expense incurred or suffered by such person in such capacity or by reason of any act done, conceived or omitted in the conduct of our business or in the discharge of such person’s duties; provided that such indemnification shall not extend to any matter which would render it void pursuant to Bermuda law. Bermuda law permits us to indemnify directors and officers against liability attaching to them arising from their duties but such indemnification may not extend to acts of fraud or dishonesty. The Bye-Laws require us to advance funds to directors or officers for their defense upon receipt of an undertaking to repay the funds if any allegation of fraud or dishonesty is proved, and only if such advance is specifically authorized in accordance with Bye-Law 44.6. The Bye-Laws permit the purchase of indemnity insurance.

Foreign Exchange Control Regulations

We have been designated as a non-resident for Bermuda exchange control purposes by the Bermuda Monetary Authority. Because of this designation, there are no restrictions on our ability to transfer funds in and out of Bermuda.

The transfer of shares between persons regarded as resident outside Bermuda for exchange control purposes and the sale of our common shares to or by such persons may take place without specific consent under the Exchange Control Act 1972. Issuances and transfers of shares involving any person regarded as resident in Bermuda for exchange control purposes require specific approval under the Exchange Control Act 1972.

As an “exempted company,” we are exempt from Bermuda laws which restrict the percentage of share capital that may be held by non-Bermuda residents, but as an exempted company, we may not participate in certain business transactions, including: (1) the acquisition or holding of land in Bermuda (except that required for our business and held by way of lease or tenancy for terms of not more than 50 years) without the express authorization of the Bermuda legislature, (2) the taking of mortgages on land in Bermuda to secure an amount in excess of $50,000 without the consent of the Minister of Finance, (3) the acquisition of any bonds or debentures secured by any land in Bermuda, other than certain types of Bermuda government securities or (4) the carrying on of business of any kind in Bermuda, except in furtherance of our business carried on outside Bermuda.

Bermuda Tax Considerations

The following describes a summary of some of the material tax consequences of an investment in our common shares under Bermuda laws. Each prospective investor should consult its own tax advisors regarding tax consequences of an investment in our common shares.

In Bermuda there are no taxes on profits, income or dividends, nor is there any capital gains tax, estate duty or death duty. Profits can be accumulated and it is not obligatory for a company to pay dividends. In addition, stamp duty is not chargeable to any shareholder in respect of the incorporation, registration or licensing of an exempted company, nor, subject to certain minor exceptions, on their transactions. No reciprocal tax treaty affecting us exists between Bermuda and the United States.

The Bermuda government has enacted legislation under which the Minister of Finance is authorized to give a tax assurance to an exempted company or a partnership that, in the event of there being enacted in Bermuda any legislation imposing tax computed on profits or income or computed on any capital asset, gain or appreciation, then the imposition of any such tax shall not be applicable to such entities or any of their operations. In addition, there may be included an assurance that any such tax or any tax in the nature of estate duty or inheritance tax, shall not be applicable to the share, debentures or other obligations of such entities.

On November 6, 2009, we received such a tax assurance from the Minster of Finance of Bermuda under the Exempted Undertakings Tax Protection Act, 1966. Pursuant to the tax assurance, we have been granted an exemption from the imposition of tax under any applicable Bermuda law computed on profits or income or computed on any capital asset, gain or appreciation, or on any tax in the nature of estate, duty or inheritance tax, provided that such exemption shall not prevent the application of any such tax or duty to such persons as are ordinarily resident in Bermuda and shall not prevent the application of any tax payable in accordance with the provisions of the Land Tax Act, 1967 or otherwise payable in relation to land in Bermuda leased to us. This tax exemption expires on March 28, 2016.

Indemnification of Directors and Officers

Our Bye-Laws require us to indemnify our officers and directors against all liabilities, loss, damage or expense incurred or suffered by such person in such capacity or by reason of any act done, conceived or omitted in the conduct of our business or in the discharge of such person’s duties; provided that such indemnification shall not extend to any matter which would render it void pursuant to Bermuda law. Bermuda law permits us to indemnify directors and officers against liability attaching to them arising from their duties but such indemnification may not extend to acts of fraud or dishonesty. The Bye-Laws require us to advance funds to directors or officers for their defense upon receipt of an undertaking to repay the funds if any allegation of fraud or dishonesty is proved, and only if such advance is specifically authorized in accordance with Bye-Law 44.6. The Bye-Laws permit the purchase of indemnity insurance.

Disclosure of Commission Position on Indemnification for Securities Act Liabilities

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and persons controlling us, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

MANAGEMENT

The following sets forth the biographical background information for each of our directors and executive officers.

N. Malone Mitchell, 3rd, age 48, has served as a director since April 2008 and as our chairman since May 2008. Since 2005, Mr. Mitchell has served as the president of Riata, an Oklahoma City-based private oil and gas exploration and production company. From June to December 2006, Mr. Mitchell served as president and chief operating officer of Sandridge Energy, Inc. (formerly Riata Energy, Inc.), an independent natural gas and oil company concentrating in exploration, development and production activities. Until he sold his controlling interest in the company in June 2006, Mr. Mitchell also served as president, chief executive officer and chairman of Riata Energy, Inc., which Mr. Mitchell founded in 1985 and built into one of the largest privately held energy companies in the United States.

Brian E. Bayley, age 56, has served as a director since 2001. Since May 2009, Mr. Bayley has served as president, chief executive officer and director of Quest, a publicly traded mortgage investment corporation listed on the TSX and NYSE Amex. From January 2008 until May 2009, Mr. Bayley served as co-chairman of Quest, and from June 2003 until January 2008 and during March 2008, Mr. Bayley served as president and chief executive officer, respectively. He has also served as the president and a director of Ionic Management Corp., a private management company that provides various consulting, administrative, management and related services to publicly traded companies, since December 1996.

Hilda D. Kouvelis, age 47, has served as our chief financial officer since January 2007 and as a vice president since May 2007. She served as our controller since joining us in July 2005 until January 2007. From November 2007 until May 2008, Ms. Kouvelis served as chief financial officer of Sky Petroleum Inc. and Southern Star Energy Inc. Prior to that, Ms. Kouvelis served as controller for Ascent Energy, Inc., an oil and natural gas exploration and development company, from 2001 to 2004.

Scott C. Larsen, age 57, has served as our president since March 2004 and served as our chief executive officer from March 2004 to January 2009. He has served as a director since May 2005. He previously served as our vice president—operations from July 2002 until March 2004 and has been involved in our international activities since their inception in 1994.

Matthew W. McCann, age 41, has served as our chief executive officer since January 2009 and has served as a director since May 2008. Since April 2007, Mr. McCann has also served as general counsel of Riata, an Oklahoma City-based private oil and gas exploration and production company. From December 2005 to April 2007, Mr. McCann served as vice president, legal & corporate secretary for Sandridge Energy, Inc. (formerly Riata Energy, Inc.), an independent oil and natural gas company concentrating in exploration, development and production activities and, from 2001 to December 2005, Mr. McCann served as general counsel for Riata Energy, Inc.

Jeffrey S. Mecom, age 43, has served as our corporate secretary since May 2006 and as a vice president since May 2007. Before joining us in April 2006, Mr. Mecom was an attorney in private practice in Dallas. Mr. Mecom served as vice president, legal and corporate secretary with Aleris International, Inc., a NYSE-listed international metals recycling and processing company, from 1995 until April 2005.

Gary T. Mize, age 57, was appointed as our vice president and chief operating officer on January 7, 2010. From 1994 through November 2009, Mr. Mize served as Executive Vice President of Manti Exploration Company, an oil and gas company engaged in exploration, development and production, where he was responsible for coordination of all acquisition, exploration, financial, and operational activities. Prior to joining Manti Exploration Company, Mr. Mize was employed by Exxon from 1974 to 1994. At Exxon, Mr. Mize held numerous management positions including Operations Manager – Southeastern Division, Technical Manager – East Texas Division, and Planning Manager – Natural Gas Department.

Alan C. Moon, age 64, has served as a director since 2004. Mr. Moon has been the president of Crescent Enterprises Inc., a private Calgary-based investment firm, since he formed that company in 1997. Prior to that, Mr. Moon was president and chief operating officer of TransAlta Energy Corporation, an international independent electric power generation and distribution company that had approximately $1 billion in assets and operated in Ontario, New Zealand, Australia, South America, and the United States during the period Mr. Moon served as an executive officer of the company.

Mel G. Riggs, age 55, has served as a director since July 2009. Mr. Riggs has served as senior vice president—finance, secretary, treasurer, and chief financial officer since 1991, and as a director since 1994, of Clayton Williams Energy, Inc., an independent exploration and production company that develops and produces oil and natural gas. Since 1989, Mr. Riggs has served as manager of finance of the Williams Companies. From 1984 to 1989, Mr. Riggs was initially employed as senior vice president of finance and treasurer of ClayDesta Communications, Inc., and thereafter as vice president of finance of Advanced Telecommunications Corporation, which acquired ClayDesta Communications, Inc. in March 1989. The board has determined that Mr. Riggs is independent in accordance with the rules of the NYSE Amex and National Instrument 52-110 of the Canadian Securities Regulators.

Michael D. Winn, age 47, has served as a director since 2004. He has been the president of Terrasearch Inc., a private consulting company that provides analysis on mining and energy companies, since he formed that company in 1997. Prior to that, Mr. Winn spent four years as an analyst for a Southern California-based brokerage firm where he was responsible for the evaluation of emerging oil and gas and mining companies. Mr. Winn has worked in the oil and gas industry since 1983 and the mining industry since 1992.

Messrs. Winn, Bayley, and Moon serve on the board of directors of the public companies listed below:

Name of Director	Name of Company	Listing
Michael D. Winn	Alexco Resource Corp.	TSX
	Eurasian Minerals Inc.	TSX Venture Exchange
	Inca Pacific Resources Inc.	TSX Venture Exchange
	Iron Creek Capital Corp.	TSX Venture Exchange
	Lake Shore Gold Corp.	TSX
	Lara Exploration Ltd.	TSX Venture Exchange
	NGEx Resources Inc.	TSX Venture Exchange
	Reservoir Capital Corp.	TSX Venture Exchange
	Sanu Resources Ltd.	TSX Venture Exchange
	Sprott Resource Corp.	TSX

Brian E. Bayley	American Natural Energy Corp.	TSX Venture Exchange
	Columbian Mines Corporation	TSX Venture Exchange
	Cypress Hills Resource Corp.	TSX Venture Exchange
	Esperanza Silver Corp.	TSX Venture Exchange
	Eurasian Minerals Inc.	TSX Venture Exchange
	Golconda Capital Corp.	TSX Venture Exchange
	Greystar Resources Ltd.	TSX
	Kirkland Lake Gold Inc.	TSX
	Quest Capital Corp.	TSX
	Rocky Mountain Resources Corp.	TSX Venture Exchange
	Torque Energy Inc.	TSX Venture Exchange

Alan C. Moon	Avenir Diversified Income Trust	TSX
	Lake Shore Gold Corp.	TSX
	Maxy Gold Corp.	TSX Venture Exchange
	Northern Superior Resources Inc.	TSX Venture Exchange

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Our only outstanding class of equity securities is our common shares, no par value. The following table sets forth information known to us about the beneficial ownership of our common shares on December 16, 2009 by (i) each person or entity known to us to own beneficially more than five percent (5%) of our common shares, (ii) each director; (iii) each named executive officer; and (iv) all of our present executive officers and directors as a group.

Unless otherwise indicated in the footnotes, each person or entity listed in the following table has sole voting power and investment power over the common shares listed as beneficially owned by that person or entity. Percentages of beneficial ownership are based on 303,245,456 common shares outstanding on December 16, 2009. Unless otherwise indicated in the footnotes, the address for each listed person is c/o TransAtlantic Petroleum Ltd., 5910 N. Central Expressway, Suite 1755, Dallas, Texas 75206.

	Shares Beneficially Owned(1)
Name of Beneficial Owner	Number		Percent
N. Malone Mitchell, 3rd	152,739,535	(2)	48.8%
Hilda Kouvelis	236,666	(3)	*
Scott C. Larsen	1,259,506	(4)	*
Matthew W. McCann	1,424,999	(5)	*
Jeffrey S. Mecom	366,666	(6)	*
Brian E. Bayley	307,802	(7)	*
Alan C. Moon	366,415	(8)	*
Mel G. Riggs	60,000		*
Michael D. Winn	717,802	(9)	*

All executive officers and directors as a group (9 persons)	157,479,391	(10)	50.0%

Dalea Partners, LP	101,935,039	(11)	33.7%
4801 Gaillardia Parkway
Suite 350
Oklahoma City, OK 73142

Longfellow Energy, LP	49,583,333	(12)	15.9%
4801 Gaillardia Parkway
Suite 350
Oklahoma City, OK 73142

FMR LLC	20,828,151	(13)	6.9%
82 Devonshire Street
Boston, MA 02109

*	Less than 1% of the outstanding common shares.
(1)	Beneficial ownership as reported in the above table has been determined in accordance with Rule 13d-3 under the Exchange Act and is not necessarily indicative of beneficial ownership for any other purpose, including under Canadian securities laws. The number of common shares shown as beneficially owned includes common shares which for Canadian securities law purposes may not be beneficially owned but over which a person would be deemed to exercise control or direction. The number of common shares shown as beneficially owned includes common shares subject to options, common share purchase warrants, and restricted stock units (RSUs) that are currently exercisable or vested (in the case of RSUs) or that will become exercisable or vested within 60 days of December 16, 2009. Restricted stock units that are vested within 60 days and common shares subject to options or common share purchase warrants exercisable within 60 days after December 16, 2009 are deemed outstanding for computing the percentage of the person or entity holding such securities but are not outstanding for computing the percentage of any other person or entity.

(2)	Based on a Schedule 13D/A filed on December 3, 2009. Includes 100,785,011 common shares held by Dalea and 1,150,028 common shares held by Riata TransAtlantic. Dalea Management is the general partner of Dalea. Mr. Mitchell is a partner of Dalea and a manager of Dalea Management. Dalea, Dalea Management and Mr. Mitchell share voting and investment power over the shares held by Dalea and may be deemed to beneficially own these shares. Riata TransAtlantic is managed by Mr. Mitchell, who has voting and investment power over the shares held by Riata TransAtlantic and may be deemed to beneficially own these shares. Also includes 39,583,333 common shares and 10,000,000 common share purchase warrants that are held by Longfellow. Mr. Mitchell, his wife and children indirectly own 100% of Longfellow and may be deemed to beneficially own these shares. Mr. Mitchell is our chairman. Also includes 16,667 common shares subject to options and 37,802 common shares subject to RSUs.
(3)	Includes 200,000 common shares subject to options and 16,666 common shares subject to RSUs.
(4)	Includes 820,000 common shares subject to options and 50,000 common shares subject to RSUs.
(5)	Includes 33,333 common shares subject to options and 41,666 common shares subject to RSUs.
(6)	Includes 300,000 common shares subject to options and 16,666 common shares subject to RSUs.
(7)	Includes 110,000 common shares subject to options and 37,802 common shares subject to RSUs.
(8)	Includes 110,000 common shares subject to options and 37,802 common shares subject to RSUs.
(9)	Includes 285,000 common shares subject to options and 37,802 common shares subject to RSUs.
(10)	Reflects the information in footnotes (1) through (9) above.
(11)	Based on a Schedule 13D/A filed on December 3, 2009. Includes 1,150,028 common shares held by Riata TransAtlantic. Mr. Mitchell shares voting and investment power over the shares held by Dalea and may be deemed to beneficially own these shares. Mr. Mitchell is our chairman.
(12)	Based on a Schedule 13D/A filed on December 3, 2009. Includes 10,000,000 common share purchase warrants. Mr. Mitchell, his wife and children indirectly own 100% of Longfellow and may be deemed to beneficially own these shares. Mr. Mitchell is our chairman.
(13)

FMR LLC, 82 Devonshire Street, Boston, Massachusetts 02109, acting through its subsidiaries, is the beneficial owner of 20,828,151 common shares. Fidelity Management & Research Company (“Fidelity”), a wholly-owned subsidiary of FMR LLC and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is the beneficial owner of 10,722,051 of our common shares as a result of acting as investment adviser to various investment companies registered under Section 8 of the Investment Company Act of 1940. Pyramis Global Advisors, LLC (“PGALLC”), an indirect wholly-owned subsidiary of FMR LLC and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is the beneficial owner of 9,798,900 of our common shares as a result of it serving as investment adviser to institutional accounts, non-U.S. mutual funds and investment companies registered under Section 8 of the Investment Company Act of 1940 owning such shares. Pyramis Global Advisors Trust Company (“PGATC”), an indirect wholly-owned subsidiary of FMR LLC and a bank as defined in Section 3(a)(6) of the Exchange Act, is the beneficial owner of 307,200 of our common shares as a result of it serving as investment adviser to institutional accounts owning such shares. Edward C. Johnson 3d and FMR LLC, through its control of Fidelity, PGALLC, PGATC and the funds and accounts managed by them (the “Fidelity Funds”), each has sole power to dispose of the 20,828,151 shares owned by the Fidelity Funds. Members of the family of Edward C. Johnson 3d, Chairman of FMR LLC, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. The Johnson family group and all other Series B shareholders have entered into a shareholders’ voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders’ voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC. Neither FMR LLC nor Edward C. Johnson 3d has the sole power to vote or direct the voting of our common shares owned directly by the Fidelity Funds, which power resides with the Fidelity Funds’ boards of trustees. Fidelity carries out the voting of our common shares under written guidelines established by the Fidelity Funds’ boards of trustees.

SELLING SHAREHOLDERS

Pursuant to the Registration Rights Agreement dated November 24, 2009, we agreed to register for resale certain of our common shares owned by the selling shareholders named below and to indemnify the selling shareholders against certain liabilities related to the selling of such common shares, including liabilities arising under the Securities Act. Under the Registration Rights Agreement, we also agreed to pay the expenses associated with preparing and filing this registration statement; however, the selling shareholders will pay any legal fees, expenses, commissions or other expenses relating to the sale of their common shares.

The selling shareholders acquired the common shares on November 24, 2009 either in an offering conducted outside the United States in compliance with Regulation S under the Securities Act or inside the United States in compliance with Regulation D under the Securities Act. The common shares being offered hereby are being registered to permit public secondary trading. The selling shareholders may offer all or part of the common shares for resale from time to time. However, the selling shareholders are under no obligation to sell all or any portion of the common shares, nor are the selling shareholders obligated to sell any common shares immediately under this prospectus.

The following table sets forth the names of the selling shareholders, the number of common shares beneficially owned by them as of December 16, 2009, the number of common shares being offered by them, the number of common shares each selling shareholder will beneficially own if the shareholder sells all of the common shares being registered and the selling shareholder’s percentage ownership of our total outstanding common shares if all the common shares in the offering are sold. Beneficial ownership is determined in accordance with Rule 13d-3(d) promulgated by the SEC under the Exchange Act. The percentage of common shares beneficially owned after the offering is based on 303,245,456 common shares outstanding as of December 16, 2009. As used in this prospectus, “selling shareholders” includes the successors-in-interest, donees, transferees or others who may later hold the selling shareholders’ interests.

All information with respect to share ownership has been furnished by or on behalf of the selling shareholders and is as of the date of this prospectus. We believe, based on information supplied by the selling shareholders and subject to community property laws where applicable, that except as may otherwise be indicated in the footnotes to the table below, each selling shareholder has sole voting and dispositive power with respect to the common shares reported as beneficially owned by them. Because the selling shareholders may sell all, part or none of their common shares, no estimates can be given as to the number of common shares that will be held by each selling shareholder upon termination of any offering made hereby. For purposes of the table below, however, we have assumed that after termination of this offering, none of the common shares offered by this prospectus will be held by the selling shareholders.

None of the selling shareholders has had any position with, held any office of, or had any other material relationship with us during the past three years.

Selling Shareholders	Number of Common Shares Owned Before the Offering		Number of Common Shares Being Offered		Number of Common Shares Owned After the Offering (1)		Percentage of Common Shares Owned After the Offering
1233171 Alberta Ltd. (2)	20,000		20,000		0		0
1991 Investment Company (3)	105,000		40,000		65,000		*
2035718 Ontario Inc. (4)	45,000		45,000		0		0
Adaly Opportunity Fund (5)	750,200	(6)	300,000	(7)	450,200	(8)	*
Adelphi Emerging Europe Fund (9)	623,828		620,000		3,828		*
Alex Cumming	10,000		10,000		0		0
Alex Glasenberg	20,000		20,000		0		0
Apogee Fund L.P. (10)	1,000,000		200,000		800,000		*
Ascend Partners Fund I LP (11)	1,350,000	(12)	1,350,000	(12)	0		0
Ascend Partners Fund I, Ltd. (11)	1,350,000	(12)	1,350,000	(12)	0		0
Ascend Partners Fund II LP (11)	1,350,000	(12)	1,350,000	(12)	0		0
Ascend Partners Fund II, Ltd. (11)	1,350,000	(12)	1,350,000	(12)	0		0
Atlas Allocation Fund L.P. (13)	631,000		450,000		181,000		*
BMO Guardian Global Energy Fund (14)	1,391,300	(15)	1,375,000	(16)	16,300	(17)	*
BMO Resource Fund (14)	1,391,300	(15)	1,375,000	(16)	16,300	(17)	*
BP Capital Energy Equity Fund Master II, LP (18)	2,000,000	(19)	2,000,000	(19)	0		0
BP Capital Energy Equity Fund, LP (18)	2,000,000	(19)	2,000,000	(19)	0		0
BP Capital Energy Equity International Holdings I, LP (18)	2,000,000	(19)	2,000,000	(19)	0		0
Bruce S. Simmonds	10,000		10,000		0		0
Cato Partners Management LLC (20)	1,007,000		200,000		807,000		*
Crossway Partners Master Fund LP (21)	500,000		500,000		0		0
Cumber International S.A. (22)	3,648,400	(23)	750,000	(24)	2,898,400	(25)	1.0%
Cumberland Benchmarked Partners, L.P. (22)	3,648,400	(23)	750,000	(24)	2,898,400	(25)	1.0%
Cumberland Partners (22)	3,648,400	(23)	750,000	(24)	2,898,400	(25)	1.0%
Cumming Construction Ltd. (26)	20,000		20,000		0		0
David Bruce Dyck	5,000		5,000		0		0
Don Jack	10,000		10,000		0		0
Fidelity Canadian Asset Allocation Fund (27)	20,828,151	(27)	11,745,051	(28)	9,083,100		3.0%
Fidelity Canadian Disciplined Equity Fund (27)	20,828,151	(27)	11,745,051	(28)	9,083,100		3.0%
Fidelity Contrafund: Fidelity Advisor New Insights Fund (27)	20,828,151	(27)	11,745,051	(28)	9,083,100		3.0%
Fidelity Contrafund: Fidelity Contrafund (27)	20,828,151	(27)	11,745,051	(28)	9,083,100		3.0%
Fidelity Global Equity Open Fund (29)	18,100		18,100		0		0
Fidelity Global Fund (27)	20,828,151	(27)	11,745,051	(28)	9,083,100		3.0%
Fidelity Global Natural Resources Fund (27)	20,828,151	(27)	11,745,051	(28)	9,083,100		3.0%
Gary West (30)	1,813,600	(31)	200,000	(32)	1,613,600	(33)	*
Ian Cathery	45,000		45,000		0		0
IG FI Canadian Asset Allocation Fund (27)	20,828,151	(27)	11,745,051	(28)	9,083,100		3.0%
IG FI Canadian Equity Class (27)	20,828,151	(27)	11,745,051	(28)	9,083,100		3.0%
IG FI Canadian Equity Fund (27)	20,828,151	(27)	11,745,051	(28)	9,083,100		3.0%
Ironman Energy Master Fund (34)	70,000		70,000		0		0
James Thomson	10,000		10,000		0		0
JANA Partners LLC (35)	6,383,000		6,383,000		0		0
JLD Investment Corporation (36)	5,000		5,000		0		0
Johnathan Bodnar Kachuk	500		500		0		0
Kurt Andrew Roberts	2,000		2,000		0		0
Longview Partners B, L.P. (22)	3,648,400	(23)	750,000	(24)	2,898,400	(25)	1.0%
Los Angeles Board of Admin. of Water & Power Employees’ Retirement, Disability & Death Benefit Plan (27)	20,828,151	(27)	11,745,051	(28)	9,083,100		3.0%
Mary West (30)	1,813,600	(31)	200,000	(32)	1,613,600	(33)	*
Midsummer Investment, Ltd. (37)	20,000		20,000		0		0
Minnesota State Board of Investment (27)	20,828,151	(27)	11,745,051	(28)	9,083,100		3.0%
MSD Energy Investments, L.P. (38)	15,000,000		2,766,000		12,234,000		4.0%
Ohio Police & Fire Pension Fund (27)	20,828,151	(27)	11,745,051	(28)	9,083,100		3.0%
Quantum Partners Ltd. (39)	2,700,000		2,000,000		700,000		*
Ralph Gerstein	90,000		90,000		0		0
RCH Energy Opportunity Fund III, LP (40)	3,431,045	(41)	900,000		2,531,045	(42)	*
Schroder International Selection Fund Global Energy Fund (43)	10,638,300		10,638,300		0		0
Seabright Investment Consultants Inc. (44)	10,000		10,000		0		0
Shirley Battison	10,000		10,000		0		0
State Board of Administration of Florida (27)	20,828,151	(27)	11,745,051	(28)	9,083,100		3.0%
The Strategic Opportunities Master Fund (5)	750,200	(6)	300,000	(7)	450,200	(8)	*
The Strategic Retirement Fund (5)	750,200	(6)	300,000	(7)	450,200	(8)	*
Washington State Investment Board (27)	20,828,151	(27)	11,745,051	(28)	9,083,100		3.0%
William Allan Coleman	500		500		0		0

*	Less than 1%
(1)

Represents the number of common shares that will be beneficially owned by the selling shareholders after completion of this offering based on the assumptions that: (i) all of the common shares registered for resale by the registration statement of which this prospectus is part will be sold and (ii) no other common shares will be acquired or sold by the selling shareholders prior to completion of this offering. However, the selling shareholders may sell all, part or none of their common shares offered pursuant to this prospectus and may sell some or all of their common shares pursuant to one or more exemptions from the registration provisions of the Securities Act.

(2)	Lee Simpson, as director and sole shareholder of 1233171 Alberta Ltd., has sole voting and dispositive power over the common shares held by 1233171 Alberta Ltd.
(3)	Paul Brett Combs, as the trustee of LC Vose 1965 Trust FBO Charles Vose, the general partner of 1991 Investment Company, has sole voting and dispositive power over the common shares held by 1991 Investment Company.
(4)	Richard Kung, as president of 2035718 Ontario Inc., has sole voting and dispositive power over the common shares held by 2035718 Ontario Inc.
(5)	Adaly Investment Management Corp. serves as the investment advisor and manager of Adaly Opportunity Fund and investment advisor of The Strategic Opportunities Master Fund and The Strategic Retirement Fund. Martin Braun, the president of Adaly Investment Management Corp., has sole voting and dispositive power over the common shares held by Adaly Opportunity Fund, The Strategic Opportunities Master Fund and The Strategic Retirement Fund.
(6)	Includes (i) 246,800 common shares held by Adaly Opportunity Fund, (ii) 450,500 common shares held by The Strategic Opportunities Master Fund and (iii) 52,900 common shares held by The Strategic Retirement Fund.
(7)	Includes (i) 98,800 common shares held by Adaly Opportunity Fund, (ii) 180,000 common shares held by The Strategic Opportunities Master Fund and (iii) 21,200 common shares held by The Strategic Retirement Fund.
(8)	Includes (i) 148,000 common shares held by Adaly Opportunity Fund, (ii) 270,500 common shares held by The Strategic Opportunities Master Fund and (iii) 31,700 common shares held by The Strategic Retirement Fund.
(9)	Lars Dollmann, as portfolio manager of Adelphi Emerging Europe Fund, has sole voting and dispositive power over the common shares held by Adelphi Emerging Europe Fund.
(10)	Emmett M. Murphy, as general partner of Apogee Fund L.P., has sole voting and dispositive power over the common shares held by Apogee Fund L.P.
(11)	Ascend Capital LLC is the sole general partner of Ascend Capital Limited Partnership, which is the sole general partner of Ascend Partners Fund I LP and Ascend Partners Fund II LP and is the sole investment manager of Ascend Partners Fund I, Ltd. and Ascend Partners Fund II, Ltd. Malcom Fairbairn, as Chief Investment Officer of Ascend Capital LLC, has sole voting and dispositive power over the common shares held by each of Ascend Partners Fund I LP, Ascend Partners Fund I, Ltd., Ascend Partners Fund II LP and Ascend Partners Fund II, Ltd.
(12)	Includes (i) 4,780 common shares held by Ascend Partners Fund I LP, (ii) 50,290 common shares held by Ascend Partners Fund I, Ltd., (iii) 325,836 common shares held by Ascend Partners Fund II LP and (iv) 969,094 common shares held by Ascend Partners Fund II, Ltd.
(13)	Atlas Capital Management is the general partner of Atlas Allocation Fund L.P. Robert H. Alpert, as the president of RHA. Inc., the general partner of Atlas Capital Management, has sole voting and dispositive power over the common shares held by Atlas Allocation Fund L.P.

(14)	BMO Guardian Global Energy Fund and BMO Resource Fund are indirect subsidiaries of BMO Nesbitt Burns, a registered broker-dealer. These common shares were purchased by BMO Guardian Global Energy Fund and BMO Resource Fund in the ordinary course of business and, at the time of purchase, BMO Guardian Global Energy Fund and BMO Resource Fund had no agreements or understandings, directly or indirectly, with any person to distribute the common shares. Jones Heward, as portfolio advisor to each of BMO Guardian Global Energy Fund and BMO Resource Fund, has sole voting and dispositive power over the common shares held by BMO Guardian Global Energy Fund and BMO Resource Fund.
(15)	Includes (i) 40,300 common shares held by BMO Guardian Global Energy Fund and (ii) 1,351,000 common shares held by BMO Resource Fund.
(16)	Includes (i) 24,000 common shares held by BMO Guardian Global Energy Fund and (ii) 1,351,000 common shares held by BMO Resource Fund.
(17)	Includes 16,300 common shares held by BMO Guardian Global Energy Fund.
(18)	T. Boone Pickens, as president and chief executive officer, and Ronald D. Bassett and Robert L. Stillwell as managing directors, of BP Capital Management, L.P., the general partner of each of BP Capital Energy Equity Fund, LP, BP Capital Energy Equity Fund Master II, LP and BP Capital Energy Equity International Holdings I, LP, share voting and dispositive power over the common shares held by BP Capital Energy Equity Fund, LP, BP Capital Energy Equity Fund Master II, LP and BP Capital Energy Equity International Holdings I, LP.
(19)	Includes (i) 1,080,000 common shares held by BP Capital Energy Equity Fund, LP, (ii) 840,000 common shares held by BP Capital Energy Equity Fund Master II, LP and (iii) 80,000 common shares held by BP Capital Energy Equity International Holdings I, LP.
(20)	Derk Cullinan, as managing member of Cato Partners Management LLC, has sole voting and dispositive power over the common shares held by Cato Partners Management LLC.
(21)	Evan Claar, as managing member of CBI Capital LLC, the general partner of Crossway Partners Master Fund LP, has sole voting and dispositive power over the common shares held by Crossway Partners Master Fund LP.
(22)	Gary Tynes, as the chief financial officer of Cumberland Associates LLC, the financial advisor to Cumber International S.A., has sole voting and dispositive power over the common shares held by Cumber International S.A. Mr. Tynes, as a member of Cumberland Benchmarked GP LLC, the general partner of Cumberland Benchmarked Partners, L.P., has sole voting and dispositive power over the common shares held by Cumberland Benchmarked Partners, L.P. Mr. Tynes, as a member of Cumberland GP LLC, the general partner of Cumberland Partners, has sole voting and dispositive power over the common shares held by Cumberland Partners. Mr. Tynes, as a member of Longview B GP LLC, the general partner of Longview Partners B, L.P., has sole voting and dispositive power over the common shares held by Longview Partners B, L.P.
(23)	Includes (i) 223,771 shares held by Cumber International S.A., (ii) 907,241 shares held by Cumberland Benchmarked Partners, L.P., (iii) 1,923,545 shares held by Cumberland Partners and (iv) 593,843 shares held by Longview Partners B, L.P.
(24)	Includes (i) 45,552 shares held by Cumber International S.A., (ii) 187,107 shares held by Cumberland Benchmarked Partners, L.P., (iii) 393,874 shares held by Cumberland Partners and (iv) 123,467 shares held by Longview Partners B, L.P.
(25)	Includes (i) 178,219 shares held by Cumber International S.A., (ii) 720,134 shares held by Cumberland Benchmarked Partners, L.P., (iii) 1,529,671 shares held by Cumberland Partners and (iv) 470,376 shares held by Longview Partners B, L.P.

(26)	Tom Cumming, as owner of Cumming Construction Ltd., has sole voting and dispositive power over the common shares held by Cumming Construction Ltd.
(27)	FMR LLC, 82 Devonshire Street, Boston, Massachusetts 02109, acting through its subsidiaries, is the beneficial owner of 20,828,151 common shares. Fidelity Management & Research Company (“Fidelity”), a wholly-owned subsidiary of FMR LLC and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is the beneficial owner of 10,722,051 of our common shares as a result of acting as investment adviser to various investment companies registered under Section 8 of the Investment Company Act of 1940. Pyramis Global Advisors, LLC (“PGALLC”), an indirect wholly-owned subsidiary of FMR LLC and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is the beneficial owner of 9,798,900 of our common shares as a result of it serving as investment adviser to institutional accounts, non-U.S. mutual funds and investment companies registered under Section 8 of the Investment Company Act of 1940 owning such shares. Pyramis Global Advisors Trust Company (“PGATC”), an indirect wholly-owned subsidiary of FMR LLC and a bank as defined in Section 3(a)(6) of the Exchange Act, is the beneficial owner of 307,200 of our common shares as a result of it serving as investment adviser to institutional accounts owning such shares. Edward C. Johnson 3d and FMR LLC, through its control of Fidelity, PGALLC, PGATC and the funds and accounts managed by them (the “Fidelity Funds”), each has sole power to dispose of the 20,828,151 shares owned by the Fidelity Funds. Members of the family of Edward C. Johnson 3d, Chairman of FMR LLC, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. The Johnson family group and all other Series B shareholders have entered into a shareholders’ voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders’ voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC. Neither FMR LLC nor Edward C. Johnson 3d has the sole power to vote or direct the voting of our common shares owned directly by the Fidelity Funds, which power resides with the Fidelity Funds’ boards of trustees. Fidelity carries out the voting of our common shares under written guidelines established by the Fidelity Funds’ boards of trustees. FMR LLC directly or indirectly owns and controls a number of registered broker-dealers, among other affiliates. These common shares were purchased by each of the selling shareholders in the ordinary course of business and, at the time of purchase, the selling shareholders had no agreements or understandings, directly or indirectly, with any person to distribute the common shares.
(28)	Includes (i) 1,234,400 shares held by Fidelity Contrafund: Fidelity Advisor New Insights Fund; (ii) 6,578,651 shares held by Fidelity Contrafund: Fidelity Contrafund; (iii) 311,200 shares held by Fidelity Canadian Asset Allocation Fund; (iv) 2,500,000 shares held by Fidelity Canadian Disciplined Equity Fund; (28) 84,600 shares held by Fidelity Global Fund; (vi) 50,200 shares held by Fidelity Global Natural Resources Fund; (vii) 40,800 shares held by IG FI Canadian Asset Allocation Fund; (viii) 126,700 shares held by IG FI Canadian Equity Class; (ix) 583,100 shares held by IG FI Canadian Equity Fund; (x) 28,800 shares held by Los Angeles Board of Admin. of Water & Power Employees’ Retirement, Disability & Death Benefit Plan; (xi) 17,700 shares held by Minnesota State Board of Investment; (xii) 37,700 shares held by Ohio Police & Fire Pension Fund; (xiii) 84,200 shares held by the State Board of Administration of Florida; and (xiv) 67,000 shares held by Washington State Investment Board.
(29)	FIL Limited (“FIL”), Pembroke Hall, 42 Crow Lane, Hamilton, Bermuda, has sole voting and dispositive power over the common shares held by Fidelity Global Equity Open Fund. FIL is an indirect affiliate of FMR LLC. FMR LLC directly or indirectly owns and controls a number of registered broker-dealers, among other affiliates. These common shares were purchased by this selling shareholder in the ordinary course of business and, at the time of purchase, this selling shareholder had no agreements or understandings, directly or indirectly, with any person to distribute the common shares.
(30)	West Family Investments, LLC is the investment manager to Gary West and Mary West. Randy Rochman, as chief executive officer, and Johnny Bubb, as vice president, respectively, of West Family Investments, LLC, have shared voting and dispositive power over the common shares held by Gary West and Mary West.

(31)	Includes (i) 906,800 common shares held by Gary West and (ii) 906,800 common shares held by Mary West.
(32)	Includes (i) 100,000 common shares held by Gary West and (ii) 100,000 common shares held by Mary West.
(33)	Includes (i) 806,800 common shares held by Gary West and (ii) 806,800 common shares held by Mary West.
(34)	G. Bryan Dutt, as managing director of Ironman Energy Master Fund, has sole voting and dispositive power over the common shares held by Ironman Energy Master Fund.
(35)	JANA Partners LLC, a Delaware limited liability company, is a private money management firm which holds our common shares in various funds and accounts under its management and control. The principals of JANA Partners LLC are Barry Rosenstein and Gary Claar, who share voting and investment control over such shares.
(36)	Dean Jackson and Jill Glowicki, as secretary and president, respectively, of JLD Investment Corporation share voting and dispositive power over the common shares held by JLD Investment Corporation.
(37)	Joshua Thomas and Michel Amsalem, as investment managers of Midsummer Investment, Ltd., share voting and dispositive power over the common shares held by Midsummer Investment, Ltd.
(38)	MSD Capital, L.P. is the general partner of MSD Energy Investments, L.P. and may be deemed to have or share voting and dispositive power over, and/or beneficially own, the common shares held by MSD Energy Investments, L.P. MSD Capital Management LLC is the general partner of MSD Capital, L.P. and may be deemed to have or share voting and/or dispositive power over, and beneficially own, the common shares held by MSD Capital, L.P. Each of Glenn R. Fuhrman, John C. Phelan and Marc R. Lisker is a manager of MSD Capital Management LLC and may be deemed to have or share voting and/or dispositive power over, and beneficially own, the common shares owned by MSD Capital Management LLC. Each of Mr. Fuhrman, Mr. Phelan and Mr. Lisker disclaim beneficial ownership of such common shares, except to the extent of the pecuniary interest of such person in such shares.
(39)	Soros Fund Management LLC (“SFM LLC”) serves as principal investment manager to Quantum Partners Ltd. As such, SFM LLC has been granted investment discretion over portfolio investments, including over common shares, held for the account of Quantum Partners Ltd. George Soros as chairman, Robert Soros as deputy chairman and Jonathan Soros as president and deputy chairman, of SFM LLC, share voting and dispositive power over the common shares held by Quantum Partners Ltd.
(40)	RR Advisors, LLC is the investment advisor and ultimate general partner of RCH Energy Opportunity Fund III, L.P. Robert Raymond, as the sole member, and W. Mark Meyer, as the president, of RR Advisors, LLC, share voting and dispositive power over the common shares held by RCH Energy Opportunity Fund III, L.P.
(41)	Includes (i) 1,566,667 common shares held by RCH Energy Opportunity Fund III, LP and (ii) 1,864,378 common shares held by RCH Energy Opportunity Fund II, LP.
(42)	Includes (i) 666,667 common shares held by RCH Energy Opportunity Fund III, LP and (ii) 1,864,378 common shares held by RCH Energy Opportunity Fund II, LP.
(43)	Schroder International Selection Fund Global Energy Fund (the “SISF Fund”) is managed by Schroder Investment Management Limited. Schroder Investment Management Limited retains the voting rights to the common shares held by SISF Fund and votes in its capacity as discretionary manager. John Coyle, as fund manager of the SISF Fund, has sole dispositive power over the common shares held by the SISF Fund.

(44)	James Kungle, as president of Seabright Investment Consultants Inc., has sole voting and dispositive power over the common shares held by Seabright Investment Consultants Inc.

PLAN OF DISTRIBUTION

As used in this prospectus, “selling shareholders” includes the successors-in-interest, donees, transferees or others who may later hold the selling shareholders’ interests. In all cases, the selling shareholders will act independently of us in making decisions with respect to the timing, manner, size and price of each sale.

Each selling shareholder may, from time to time, sell any or all of their common shares on the stock exchange, market or trading facility on which the common shares are listed or quoted at the time of sale or in private transactions. These sales may be at fixed prices, at prevailing market prices at the time of sale, at varying prices determined at the time of sale, or negotiated prices. A selling shareholder may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	settlement of short sales entered into after the effective date of the registration statement of which this prospectus is a part;

•	broker-dealers may agree with the selling shareholders to sell a specified number of such shares at a stipulated price per share;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	through underwriters or dealers;

•	through agents;

•	directly to purchasers, including institutional investors;

•	a combination of any such methods of sale; or

•	any other method permitted pursuant to applicable law.

Broker-dealers engaged by the selling shareholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling shareholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with Financial Industry Regulatory Authority (“FINRA”) Rule 2440; and in the case of a principal transaction a markup or markdown in compliance with FINRA IM-2440.

In connection with the sale of the common shares, the selling shareholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common shares in the course of hedging the positions they assume. The selling shareholders may also sell common shares short after the effective date of the registration statement of which this prospectus is a part and deliver common shares registered hereby to close out their short positions and to return borrowed shares in connection with such short sales, or loan or pledge the common shares to broker-dealers that in turn may sell these securities. The selling shareholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction). The selling shareholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Each selling shareholder has informed us that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the common shares. In no event shall any broker dealer receive fees, commissions and markups which, in the aggregate, would exceed eight percent (8%).

We are required to pay certain fees and expenses incurred by us incident to the registration of the common shares. We have agreed to indemnify the selling shareholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than under this prospectus. There is no underwriter or coordinating broker acting in connection with the proposed sale of the common shares by the selling shareholders.

We have agreed to keep this prospectus effective until the earlier of (i) the date on which common shares held by selling shareholders who are not our affiliates may resell such shares without registration and without regard to any limitations by reason of Rule 144 under the Securities Act or any other rule of similar effect or (ii) all of the shares have been sold pursuant to this prospectus or Rule 144 under the Securities Act or any other rule of similar effect. The common shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the common shares may not simultaneously engage in market making activities with respect to the common shares for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution. In addition, the selling shareholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of common shares by the selling shareholders or any other person.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” certain information we have filed with them, which means that we can disclose important information to you by referring you to documents we have filed with the SEC. The information incorporated by reference is considered to be part of this prospectus. We incorporate by reference the documents listed below, excluding any disclosures therein that are furnished and not filed:

•	Annual Report of the Company on Form 10-K for the fiscal year ended December 31, 2008, filed on April 1, 2009;

•	Quarterly Report of the Company on Form 10-Q for the fiscal quarter ended March 31, 2009, filed on May 27, 2009, as amended by Amendment No. 1 on Form 10-Q/A filed on September 24, 2009;

•	Quarterly Report of the Company on Form 10-Q for the fiscal quarter ended June 30, 2009, filed on August 14, 2009, as amended by Amendment No. 1 on Form 10-Q/A filed on September 24, 2009;

•	Quarterly Report of the Company on Form 10-Q for the fiscal quarter ended September 30, 2009, filed on November 16, 2009;

•	Current Report of the Company on Form 8-K dated December 30, 2008 and filed on January 6, 2009, as amended by Amendment No. 1 on Form 8-K/A filed on March 18, 2009;

•	Current Report of the Company on Form 8-K dated August 6, 2008 and filed on February 12, 2009;

•	Current Report of the Company on Form 8-K dated February 4, 2009 and filed on February 26, 2009;

•

Current Report of the Company on Form 8-K dated March 5, 2009 and filed on March 11, 2009, as amended by Amendment No. 1 on Form 8-K/A filed on May 21, 2009 and Amendment No. 2 on Form 8-K/A filed September 24, 2009;

•	Current Report of the Company on Form 8-K dated April 28, 2009 and filed on May 4, 2009;

•	Current Report of the Company on Form 8-K dated May 30, 2009 and filed on June 1, 2009;

•	Current Report of the Company on Form 8-K dated June 16, 2009 and filed on June 22, 2009;

•	Current Report of the Company on Form 8-K dated June 22, 2009 and filed on June 25, 2009;

•	Current Report of the Company on Form 8-K dated July 21, 2009 and filed on July 24, 2009;

•	Current Report of the Company on Form 8-K dated October 1, 2009 and filed on October 7, 2009;

•	Current Report of the Company on Form 8-K dated October 20, 2009 and filed on October 21, 2009;

•	Current Report of the Company on Form 8-K dated October 30, 2009 and filed on October 30, 2009, as amended by Amendment No. 1 on Form 8-K/A filed on November 16, 2009;

•	Current Report of the Company on Form 8-K dated November 3, 2009 and filed on November 3, 2009;

•	Current Report of the Company on Form 8-K dated November 4, 2009 and filed on November 5, 2009;

•	Current Report of the Company on Form 8-K dated November 5, 2009 and filed on November 6, 2009;

•	Current Report of the Company on Form 8-K dated November 24, 2009 and filed on November 24, 2009;

•	Current Report of the Company on Form 8-K dated November 25, 2009 and filed on November 25, 2009;

•	Current Report of the Company on Form 8-K dated December 4, 2009 and filed on December 8, 2009;

•	Current Report of the Company on Form 8-K dated December 21, 2009 and filed on December 28, 2009, as amended by Amendment No. 1 on Form 8-K/A filed on January 7, 2010;

•	Definitive Proxy Statement for the Company’s Annual Meeting of Shareholders held on June 16, 2009, filed on April 30, 2009; and

•	Definitive Proxy Statement for the Company’s Annual and Special Meeting of Shareholders held on July 14, 2009, filed on June 2, 2009.

We will provide, upon written or oral request, to each person, including any beneficial owner, to whom a prospectus is delivered, a copy of these filings (other than exhibits to such documents unless such exhibits are specifically incorporated by reference in any such documents) at no cost. We can be contacted at the address and phone number indicated below:

TransAtlantic Petroleum Ltd.

5910 N. Central Expressway

Suite 1755

Dallas, Texas 75206

Attn: Secretary

Telephone (214) 220-4323

Our incorporated reports and other documents may be accessed at our website address: www.transatlanticpetroleum.com or by contacting the SEC as described below in “Where You Can Find More Information.”

The information contained on our website does not constitute a part of this prospectus, and our website address supplied above is intended to be an inactive textual reference only and not an active hyperlink to our website.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You can read these SEC filings, and this registration statement, over the Internet at the SEC’s web site at www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

LEGAL MATTERS

The validity of the common shares offered hereby has been passed upon for us by Appleby.

EXPERTS

Our consolidated financial statements as of December 31, 2008 and 2007 and for each of the years in the two year period ended December 31, 2008, have been incorporated herein by reference to our Current Report on Form 8-K dated November 25, 2009 and filed on November 25, 2009 and our Annual Report on Form 10-K for the fiscal year ended December 31, 2009, in reliance upon the report of KPMG LLP, the independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of Incremental Petroleum Limited and subsidiaries as of and for the years ended December 31, 2008 and 2007 incorporated in this prospectus by reference from Amendment No. 1 to the Current Report on Form 8-K/A of Transatlantic Petroleum Corp. filed on May 21, 2009 have been audited by Deloitte Touche Tohmatsu, independent auditors, as stated in their report, which is incorporated herein by reference. Such financial statements have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The audited financial statements of Longe Energy Limited as of November 30, 2008 for the period from April 14, 2008 (inception) to November 30, 2008 included on exhibit 99.1 of TransAtlantic Petroleum Corp’s Current Report on Form 8-K/A dated March 18, 2009 have been so incorporated in reliance on the report (which contains an explanatory paragraph relating to Longe Energy Limited’s significant related party transactions as discussed in note 8 to the financial statements) of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

INDEPENDENT PETROLEUM ENGINEERS

RPS Energy Pty. Ltd., independent petroleum engineers, prepared the Proved Reserves estimates with respect to certain of our properties included in this prospectus in reliance upon the authority of said firm as experts in petroleum engineering.

TRANSATLANTIC PETROLEUM CORP.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

The following unaudited pro forma condensed combined financial statements give effect to the following transactions of TransAtlantic Petroleum Corp. (“TransAtlantic” or the “Company”).

TransAtlantic, pursuant to a purchase agreement dated September 19, 2008 (the “Purchase Agreement”) purchased all of the shares of Longe Energy Limited (“Longe”), which was controlled by N. Malone Mitchell, 3rd, a shareholder and director of TransAtlantic, and concluded a private placement of TransAtlantic common shares (the “Private Placement”). The transactions closed on December 30, 2008 (the “Closing Date”). Longe was a development stage company whose activity prior to TransAtlantic’s acquisition consisted of the acquisition of oilfield service equipment and exploration licenses in Morocco. Longe, a private Bermuda limited company, was incorporated on April 14, 2008. Pursuant to the terms of the Purchase Agreement, TransAtlantic acquired 100% of the issued and outstanding shares of Longe in consideration for the issuance of 39,583,333 common shares and 10,000,000 common share purchase warrants of TransAtlantic. Consequently, Longe became an indirect wholly-owned subsidiary of TransAtlantic. The Company accounted for its acquisition of Longe in accordance with the provisions of Statement of Financial Accounting Standards No. 141, Business Combinations. Concurrently with the acquisition, TransAtlantic issued 35,416,667 of its common shares pursuant to the Private Placement. Both the acquisition of Longe and the Private Placement are reflected on TransAtlantic’s historical consolidated balance sheet as of September 30, 2009.

The purchase price of the Longe acquisition is as follows:

(in thousands)
Fair value of TransAtlantic common shares	$28,104
Fair value of TransAtlantic common share purchase warrants—net	5,228
Transaction costs	484

Total purchase price	$33,816

The fair value of the Company’s common shares used in determining the purchase price was $0.71 per share based on the closing price of the Company’s common shares on December 30, 2008. The fair value of the 10 million common share purchase warrants was determined using the Black-Scholes Model with the following assumptions: stock price of $0.71; volatility of 169%; dividend rate of 0%; risk-free interest rate of 1.67%; and term of three years.

The allocation of net assets acquired is as follows:

(in thousands)
Property and equipment	$32,350
Deposits on equipment	2,508
Other	128
Accounts payable	(1,170)

Total net assets acquired:	$33,816

Under the terms of the purchase agreement, the Company assumed Longe’s existing work commitments for drilling and other exploratory activities under its exploration permits in Morocco.

TRANSATLANTIC PETROLEUM CORP.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

On October 27, 2008, the Company announced its intention to make an all cash takeover offer (the “Offer”) through TransAtlantic Australia Pty. Ltd., a wholly-owned subsidiary of the Company (“TransAtlantic Australia”), for all of the shares in Incremental Petroleum Limited (“Incremental”), an international oil and gas company publicly traded on the Australian Stock Exchange. The Offer closed on March 6, 2009, at which time TransAtlantic Australia and Mr. Mitchell owned or had received acceptances for approximately 96% of the Incremental shares. Incremental was delisted from the Australian Stock Exchange on March 26, 2009, and TransAtlantic Australia acquired the remaining outstanding Incremental shares pursuant to an Australian statutory procedure on April 20, 2009. The acquisition of all of the outstanding shares of Incremental is referred to herein as the “Incremental Acquisition”. In addition, pursuant to Australian law, TransAtlantic Australia purchased all of the outstanding options to acquire Incremental shares. On April 8, 2009, in exchange for the assignment of the Incremental options to TransAtlantic Australia, TransAtlantic Australia paid the Incremental option holders an aggregate of $721,000 in cash, and issued an aggregate of 101,585 TransAtlantic common shares and 829,960 TransAtlantic common share purchase warrants. Each warrant is exercisable until April 2, 2012 and entitles the holder to purchase one common share at an exercise price of $1.20 per share. The common shares and common share purchase warrants were issued pursuant to an exemption from registration under Regulation S of the Securities Act of 1933, as amended. The Company incurred a total of $463,000 in transaction costs through the closing of the Incremental Acquisition. The Company has accounted for the Incremental Acquisition as a business combination, which is discussed further in TransAtlantic’s consolidated financial statements for the nine months ended September 30, 2009, incorporated by reference into this prospectus.

The following tables summarize the consideration paid in the Incremental acquisition, and the preliminary purchase price allocation of assets acquired and liabilities assumed recognized at the acquisition dates, as well as the acquisition-date fair value of the non-controlling interests in Incremental (in thousands of U.S. Dollars, unless otherwise indicated):

Consideration:

Payment of cash amounting to $83,036,483 Australian Dollars for the acquisition of 76,532,473 shares of Incremental, translated into U.S. Dollars based on the exchanges rates in effect on the dates of the transactions, ranging from February 18, 2009 through March 20, 2009	$53,942
Payment of cash to retire share-based payment arrangements of Incremental	721

Total cash consideration	54,663
Issuance of 101,585 common shares of the Company to retire share-based payment arrangements of Incremental	71
Issuance of 829,960 warrants to purchase the Company’s common shares to retire share-based payment arrangements of Incremental	207

Fair value of total consideration transferred	$54,941

The fair value of the 101,585 common shares issued as part of the consideration paid in the Incremental acquisition was determined on the basis of the closing market price of the Company’s common shares on the acquisition date, or $0.70 per share. The fair value of the 829,960 warrants issued as part of the consideration paid in the Incremental acquisition was determined using the Black-Scholes Model using the following assumptions: strike price of $1.20 per share, expected life of three years based on management’s expectation that the warrants will not be exercised until near the end of the warrants’ 36 month contractual term, volatility of 40% based on a third party independent valuation of the warrants offered to the Incremental option holders, a 3.5% risk-free interest rate, and a forecasted dividend rate of 0% based on the Company’s historic dividends and future plans for paying dividends. The assumptions used in the Black-Scholes Model yielded a fair value of $0.25 per warrant.

TRANSATLANTIC PETROLEUM CORP.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

Acquisition-Related Costs:

Included in general and administrative expenses on the Company’s consolidated statement of operations for the nine months ended September 30, 2009, of which $181,000 was incurred in 2008 and recorded as a deferred charge as at December 31, 2008	$779

Recognized Amounts of Identifiable Assets Acquired and Liabilities Assumed:

Financial Assets:
Cash, consisting of approximately $5.5 million Australian Dollars and 4.7 million Turkish Lira	$6,057
Accounts receivable	3,990

Total financial assets	10,047
Deferred income tax assets	759
Other current assets, consisting primarily of prepaid expenses	880
Oil and gas properties
Unproved properties	4,533
Proved properties	60,310
Rigs and related equipment	2,802
Materials and supplies inventories	1,313

Total oil and gas properties	68,958
Financial Liabilities:
Accounts payable, consisting of normal trade obligations	(1,666)
Accrued liabilities, consisting primarily of accrued compensated employee absences	(101)
Current portion of long-term debt	(2,543)
Deferred income taxes	(11,384)
Long-term debt	(1,217)
Asset retirement obligations, consisting of future plugging and abandonment liabilities on Incremental’s developed wellbores as of March 5, 2009, based on a third-party estimate of such costs, adjusted for historic Turkish inflation rates ranging from approximately 7% to 11%, and discounted to present value using the Company’s credit-adjusted risk-free rate of 6%	(5,716)
Other	(315)

Total financial liabilities	(22,942)

Total Identifiable Net Assets	$57,702

Fair Value of non-controlling interest in Incremental, based on the Company’s acquisition of such interest on April 20, 2009 for $3,475,399 Australian Dollars	$2,761

The fair value assessment is a significant assumption and the purchase price allocation of assets is preliminary and subject to changes which may be material. On November 28, 2008, the Company entered into a credit agreement with Dalea Partners, LP (“Dalea”), a company owned and controlled by Mr. Mitchell. The purpose of the Dalea credit agreement was to fund the Incremental Acquisition. As of March 31, 2009, the Company had borrowed $59.0 million from Dalea pursuant to the credit agreement for the acquisition of 96% of the outstanding Incremental shares. Pursuant to the Dalea credit agreement, as amended, until May 30, 2009, the

TRANSATLANTIC PETROLEUM CORP.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

Company may request advances from Dalea of (i) up to $62.0 million to purchase shares of Incremental in connection with the Offer plus related transaction costs and expenses, and (ii) up to $14.0 million for general corporate purposes. Advances under the credit agreement in connection with the Incremental Acquisition are denominated in U.S. Dollars, but are advanced in Australian Dollars at an agreed upon currency exchange rate of $0.7024 US to AUD $1.00. Advances under the credit agreement in connection with funding general corporate activities are denominated and advanced in U.S. Dollars. Balances outstanding under the agreement bear interest at a fixed rate of 10% per annum. Borrowings under the Dalea credit agreement were repaid in full during June 2009.

TransAtlantic’s historical consolidated balance sheet as of September 30, 2009 reflects the transactions described above, and accordingly, no unaudited pro forma condensed combined balance sheet as of September 30, 2009 is presented. The Company has recorded the assets acquired and the liabilities assumed in the Incremental Acquisition at their estimated fair values, all of which are provisional amounts and subject to change as the Company gathers appraisals and other evidence needed to finalize the estimates of such fair values.

The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2008 gives effect to: i) the Longe Acquisition and Private Placement as if they were consummated on April 14, 2008 consistent with Longe’s date of incorporation; ii) the Incremental Acquisition as if the entire 100% interest was obtained on January 1, 2008; and iii) the effects of the borrowings under the Dalea credit agreement as if they had occurred on January 1, 2008. The unaudited pro forma condensed combined statement of operations combines the historical results of TransAtlantic, Longe and Incremental for the year ended December 31, 2008. The historical results of TransAtlantic were derived from its audited consolidated statements of operations and comprehensive loss for the year ended December 31, 2008. The historical results of Longe were derived from its audited statement of operations for the period from April 14, 2008 (inception) through November 30, 2008. The historical results of operations for Incremental were derived from its audited consolidated income statements incorporated by reference into this prospectus, though amounts reported on Incremental’s results of operations have been expressed in Australian Dollars, and have been translated into U.S. Dollars using the average exchange rates in effect over the year ended December 31, 2008, which amounted to approximately $0.85 per Australian Dollar. Incremental’s historic results of operations are presented in accordance with International Financial Reporting Standards (“IFRS”).

Incremental’s results of operations are included in TransAtlantic’s historic results of operations from March 5, 2009 through September 30, 2009. Longe’s results of operations have been included in TransAtlantic’s historic results of operations since December 31, 2008. The unaudited pro forma condensed combined statement of operations for the nine months ended September 30, 2009 gives effect to: i) the Incremental Acquisition as if the entire 100% interest was obtained on January 1, 2008; and ii) the effects of the borrowings under the Dalea credit agreement as if they had occurred on January 1, 2008. The unaudited pro forma condensed combined statement of operations combines the historical results of TransAtlantic and Incremental for the nine months ended September 30, 2009. The historical results of TransAtlantic were derived from its unaudited consolidated statements of operations and comprehensive loss for the nine months ended September 30, 2009. The historical results of operations for Incremental for the period from January 1, 2009 through March 4, 2009 were derived from its accounting records.

The pro forma statements are prepared in accordance with Regulation S-X and the accounting policies used in the preparation of the pro forma statements are in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”), which are consistent with those used in TransAtlantic’s audited financial statements as of and for the year ended December 31, 2008, except that the Incremental Acquisition reflects TransAtlantic’s adoption of Accounting Standards Codification Topic 805, Business Combinations (formerly SFAS No. 141R, Business Combinations), and Accounting Standards Codification Topic 810-10-65, Consolidation (formerly SFAS No. 160, Non-controlling Interests in Consolidated Financial Statements).

TRANSATLANTIC PETROLEUM CORP.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

The unaudited pro forma condensed combined financial statements have been prepared for illustrative purposes only and are not necessarily indicative of the consolidated financial position or results of operations in future periods or the results that actually would have been realized had Longe and Incremental been consolidated with TransAtlantic during the periods shown. The pro forma adjustments are based on information available at the time of the preparation of these unaudited pro forma condensed combined financial statements. The unaudited pro forma condensed combined financial statements, including the notes thereto, should be read in conjunction with the historical audited financial statements of Longe for the period ended November 30, 2008, the historical consolidated financial statements of TransAtlantic and the historic consolidated financial statements of Incremental incorporated by reference into this prospectus.

TRANSATLANTIC PETROLEUM CORP.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

For the Year Ended December 31, 2008

(Thousands of U.S. Dollars, except per share amounts)

	TransAtlantic Historical	Longe Historical	Incremental Historical (IFRS)	U.S. GAAP and Pro Forma Adjustments		Combined Pro Forma Amounts
Revenues:
Revenues	$—	$—	$45,439	$(1,051)	A	$—
				(44,388)	B
Oil and gas sales	—	—	—	(5,520)	G	38,868
				44,388	B

Total revenues	—	—	45,439	(6,571)		38,868

Costs and Expenses:
Production	—	—	—	7,531	E	16,919
				9,388	H
Seismic and other exploration	7,901	—	—	3,798	C	11,797
				98	D
General and administrative	3,009	508	—	—		5,394
				1,877	F
Employee benefits expense	—	—	7,977	(7,531)	E	—
				(446)	F
Takeover defense	—	—	1,431	(1,431)	F	—
International oil and gas activities	5,183	257	—	—		5,440
Royalty expense	—	—	5,520	(5,520)	G	—
Raw materials and consumables used	—	—	7,113	(7,113)	H	—
Field costs	—	—	2,275	(2,275)	H	—
Stock-based compensation	583	—	—	—		583
Accretion of discount on asset retirement obligations	—	—	—	415	I	415
Finance costs	—	—	105	(105)	J	—
Depreciation, depletion and amortization	59	—	4,123	545	K	4,727

Total costs and expenses	16,735	765	28,544	(769)		45,275

Operating income (loss)	(16,735)	(765)	16,895	(5,802)		(6,407)
Other income (expense):
Interest and financing expense	(38)	(132)	—	(5,900)	L	(6,070)
Interest and other income	338	—	—	761	A	1,099
Foreign exchange loss	—	—	(853)	(4,276)	M	(5,129)
Other	—	—	(678)	290	A	(388)

Income (loss) before income tax provision (benefit)	(16,435)	(897)	15,364	(14,927)		(16,895)
Income tax provision (benefit)	—	—	4,822	(931)	N	3,891

Net income (loss)	$(16,435)	$(897)	$10,542	$(13,996)		$(20,786)

Loss per share:
Basic and diluted	$(0.25)				O	$(0.17)

Weighted average shares outstanding:
Basic and diluted	66,524				O	120,110

See Accompanying Notes to these Unaudited Pro Forma Condensed Combined Financial Statements

TRANSATLANTIC PETROLEUM CORP.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

For the Nine Months Ended September 30, 2009

(Thousands of U.S. Dollars, except per share amounts)

	TransAtlantic Historical	Incremental Historical (IFRS)	U.S. GAAP and Pro Forma Adjustments		Combined Pro Forma Amounts
Revenues:
Revenues	$—	$4,195	$(41)	A	$—	A
			(4,154)	B
Oil and gas sales	17,757	—	(212)	G	21,699	A
			4,154	B
Oilfield Services	288	—	—		288	A

Total revenues	18,045	4,195	(253)		21,987
Costs and Expenses:
Production	6,244	—	942	E	8,294	A
			1,108	H
Seismic and other exploration	11,426	—	73	C	11,499	A
General and administrative	8,932	—	919	F	9,851	A
Employee benefits expense	—	1,799	(942)	E	—	A
			(857)	F
Takeover defense	—	62	(62)	F	—
International oil and gas activities	9,885	—	—		9,885	A
Royalty expense	—	212	(212)	G	—
Raw materials and consumables used	—	893	(893)	H	—
Field costs	—	215	(215)	H	—
Stock-based compensation	1,158	—	—		1,158	A
Accretion of discount on asset retirement obligations	234	—	22	I	256	A
Finance costs	—	15	(15)	J	—	A
Depreciation, depletion and amortization	6,147	652	(394)	K	6,405	A

Total costs and expenses	44,026	3,848	(526)		47,348

Operating income (loss)	(25,981)	347	273		(25,361)
Other income (expense):
Interest and financing expense	(2,324)	—	(937)	L	(3,261)	A
Interest and other income	225	—	26	A	251	A
Foreign exchange loss	(4,258)	8	—	M	(4,250)	A
Other	—	(546)	15	A	(531)	A

Income (loss) before income tax provision (benefit)	(32,338)	(191)	(623)		(33,152)
Income tax provision (benefit)	1,427	107	63	N	1,597	A

Income (loss)	(33,765)	(298)	(686)		(34,749)
Income (loss) attributable to non-controlling interests	(235)	—	235	P	—	A

Net income (loss)	$(33,530)	$(298)	$(921)		$(34,749)

Loss per share:
Basic and diluted	$(0.18)			O	$(0.18)

Weighted average shares outstanding:
Basic and diluted	191,533			O	191,568

See Accompanying Notes to these Unaudited Pro Forma Condensed Combined Financial Statements

TRANSATLANTIC PETROLEUM CORP.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

1. Description of U.S. GAAP and Pro Forma Adjustments

A	Reclassifies interest and other income, which is included in revenue on Incremental’s Consolidated Income Statement, as presented under IFRS. Consistent with U.S. GAAP, these amounts should be included in other income (expense).

B	Reclassifies oil and gas sales revenue, which is included in revenue on Incremental’s Consolidated Income Statement, as presented under IFRS. Consistent with U.S. GAAP, these amounts should be included in oil and gas sales revenue.

C	Records exploration expense incurred by Incremental, which is capitalized under IFRS, but expensed under the U.S. GAAP successful efforts method. Such charges consist primarily of seismic data processing and related direct expenses incurred by Incremental to study such data, along with other geological and geophysical activities.

D	Records dry hole expenses of Longe, which were capitalized under the full cost method but expensed under successful efforts. This adjustment is inapplicable to the pro forma condensed combined financial statements for the nine months ended September 30, 2009, as Longe’s results of operations are included in TransAtlantic’s historical results of operations for that period.

E	Reclassifies costs related to those individuals directly associated with Incremental’s oil and gas producing operations. Such costs are included in employee benefits expense on Incremental’s Consolidated Income Statement, as presented under IFRS. Consistent with U.S. GAAP, these amounts should be included in production expense.

F	Reclassifies employee benefits expense and takeover defense, which are shown separately on Incremental’s Consolidated Income Statement, as presented under IFRS. These charges represent general and administrative expenses as reported under U.S. GAAP.

G	Reclassifies royalty expense which is shown as an expense on Incremental’s Consolidated Income Statement, as presented under IFRS. In conformance with TransAtlantic’s accounting policies, these amounts are shown as a reduction of revenue because Incremental was never entitled to these amounts.

H	Reclassifies raw materials and consumables used and field costs, which are shown separately on Incremental’s Consolidated Income Statement, as presented under IFRS. These charges represent lease operating expenses as reported under U.S. GAAP, and would have been included in production expense on TransAtlantic’s consolidated statement of operations had the Incremental Acquisition occurred on January 1, 2008.

I	Records accretion of discount on asset retirement obligations based on TransAtlantic’s estimate of the present value of those obligations.

J	Finance costs on Incremental’s Consolidated Income Statement, as presented under IFRS, represent accretion of discount on asset retirement obligations. This adjustment reverses the historical amounts as the pro forma amounts have been contemplated in Note I above.

K

Adjusts Incremental’s historic depletion and depreciation expense recorded in accordance with IFRS to amounts indicated based on the units-of-production method in accordance with U.S. GAAP computed from the amounts allocated to oil and gas properties and TransAtlantic’s estimated proved reserve quantities related to Incremental’s oil and gas properties. Depreciation of rigs and other equipment is provided using the straight-line method over estimated remaining useful lives of approximately seven years as of March 5,

TRANSATLANTIC PETROLEUM CORP.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

2009. The Company has recorded the assets acquired and the liabilities assumed in the Incremental Acquisition at their estimated fair values, all of which are provisional amounts and subject to change as the Company gathers appraisals and other evidence needed to finalize the estimates of such fair values.

L	Records interest expense on amounts borrowed under the Dalea credit agreement at the fixed contractual interest rate of 10% per annum as if those amounts had been outstanding since January 1, 2008. TransAtlantic borrowed $59,002 under the Dalea credit agreement to fund the Incremental Acquisition.

M	Records the loss on borrowings under the Dalea credit agreement resulting from the embedded derivative. Under the terms of the Dalea credit agreement, the Company borrowed U.S. funds to purchase Incremental’s outstanding shares. The U.S. Dollar amounts borrowed were based on the Australian Dollar equivalent to purchase Incremental shares translated at $0.7024 per Australian Dollar. The existence of the fixed exchange rate constitutes an embedded derivative. Following is a summary of the loss:

U.S. Dollar obligations incurred	$59,002
Less: U.S. Dollar Equivalents of Australian Dollars realized on borrowings based on exchange rates in effect on the dates of borrowings	54,726

Equals realized loss on borrowings under Dalea credit agreement based on fixed exchange rate of $0.7024 per Australian Dollar	$4,276

This adjustment is inapplicable to the pro forma condensed combined financial statements for the nine months ended September 30, 2009, as the loss on borrowings under the Dalea credit agreement is included in TransAtlantic’s historical results of operations for that period.

N	Provides income tax on the pro forma adjustments above related to Incremental’s Turkish operations using an expected statutory income rate of 20%. The tax effect of pro forma adjustments related to United States or Australian operations is zero because the Company has a net deferred tax asset which is reduced to zero by a valuation allowance. For results of operations in Turkey, the Company has a net deferred tax liability, with no valuation allowances deemed necessary in management’s judgment.

O	Pro forma basic and diluted loss per share for the year ended December 31, 2008 is based on TransAtlantic’s weighted average shares outstanding and gives effect to the issuance of 75,000,000 common shares of TransAtlantic pursuant to the Longe acquisition and the Private Placement as if the shares had been issued on April 14, 2008 (inception), and the issuance of 101,585 common shares of TransAtlantic to retire share-based payment arrangements of Incremental as if those shares were issued on January 1, 2008, as follows (shares in thousands):

Numerator: pro forma combined net loss	$(20,786)
Denominator:
Weighted average shares outstanding as reported	66,524
Weighted average effect of shares issued in the Longe Acquisition and Private Placement	53,484
Shares issued to retire share-based payment arrangements of Incremental	102

Pro Forma Weighted Average Shares Outstanding	120,110

Pro Forma Loss Per Share	$(0.17)

Pro forma basic and diluted loss per share for the nine months ended September 30, 2009 is based on TransAtlantic’s weighted average shares outstanding and gives effect to the issuance of 101,585 common shares of TransAtlantic to retire share-based payment arrangements of Incremental as if those shares were issued on January 1, 2008. The effects of the issuance of 75,000,000 common shares of TransAtlantic

TRANSATLANTIC PETROLEUM CORP.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

pursuant to the Longe acquisition and the Private Placement are included in TransAtlantic’s historical weighted average shares outstanding. Following is the computation of pro forma weighted average shares outstanding and basic and diluted loss per share (in thousands):

Numerator: pro forma combined net loss	$(34,749)
Denominator:
Weighted average shares outstanding as reported	191,533
Weighted average effect of shares issued in the Longe Acquisition and Private Placement	—
Weighted average effect of shares issued to retire share-based payment arrangements of Incremental	35

Pro Forma Weighted Average Shares Outstanding	191,568

Pro Forma Loss Per Share	$(0.18)

Common shares underlying the 829,960 TransAtlantic warrants issued in the Incremental Acquisition have not been included in dilutive weighted average shares outstanding as their effects were anti-dilutive, based on the pro forma net loss indicated.

P	Removes net loss attributable to non-controlling interests in Incremental as such amounts would not have been recognized if the Incremental Acquisition had occurred on January 1, 2008.

2. STANDARDIZED MEASURE OF OIL AND GAS QUANTITIES

The following table presents certain unaudited information concerning Incremental’s proved oil and gas reserves. TransAtlantic had no proved reserves quantities on December 31, 2008, and accordingly, information presented below for Incremental also represents the pro forma information on a combined basis as if the Incremental Acquisition had occurred on January 1, 2008. There are numerous uncertainties inherent in estimating the quantities of proved reserves and projecting future rates of production and timing of development expenditures. The following reserve data represents estimates only and should not be construed as being exact. The proved oil and gas reserve information for TransAtlantic and Incremental is as of December 31, 2008 and reflects prices and costs as of that date (amounts in thousands of U.S. Dollars).

Total proved reserves
Oil (thousands of barrels)	9,370
Gas (MMcf)	790
Proved developed reserves
Oil (thousands of barrels)	4,104
Gas (MMcf)	—

Future cash inflows	$365,950
Future production costs	154,740
Future development costs	39,130
Future income tax expense	34,270

Future net cash flows	137,810
10% annual discount for estimated timing of cash flows	50,220

Standardized measure of discounted future net cash flows related to proved reserves	$87,590

* * * * * * *

42,838,451 shares

TransAtlantic Petroleum Ltd.

Common Shares

Prospectus